UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Pursuant to Section 14(D)(4) of the
Securities Exchange Act of 1934

AMICAS, INC.
(Name of Subject Company)

AMICAS, INC.
(Names of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

001712108
(CUSIP Number of Class of Securities)

Stephen N. Kahane, M.D., M.S.
Chief Executive Officer and Chairman
20 Guest Street, Suite 400
Boston, Massachusetts 02135
(617) 779-7878
(Name, Address and Telephone Number of Person Authorized to Receive Notice
and Communications on Behalf of the Person Filing Statement)

Copies To:

John R. Pomerance, Esq.
Michael L. Fantozzi, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo P.C.
One Financial Center
Boston, MA 02111
617-348-1640

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address

The name of the subject company is AMICAS, Inc., a Delaware corporation (“AMICAS” or the “Company”), and the address of the Company’s principal executive offices is 20 Guest Street, Suite 400, Boston, Massachusetts 02135, and its telephone number is (617) 779-7878.

(b)	Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s Common Stock, par value $0.001 per share (“Common Stock”), including the associated rights to purchase Series B Preferred Stock (“Rights,” and together with the Common Stock, the “Shares”), issued pursuant to the Rights Agreement, dated as of December 5, 2002, as amended, by and between the Company (under the name Vitalworks Inc.) and StockTrans, Inc, as rights agent. As of March 16, 2010, there were 37,020,131 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by Project Ready Corp., a Delaware corporation (“Purchaser”) and wholly-owned direct subsidiary of Merge Healthcare Incorporated, a Delaware corporation (“Merge” or “Parent”), to purchase all of the outstanding Shares at a purchase price of $6.05 per Share, net to the selling stockholders in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to either of them, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Merge and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 19, 2010. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(3) and (a)(4) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 28, 2010, by and among Purchaser, Parent and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that, when added to any Shares already owned by Parent and Purchaser and Shares Purchaser is able to purchase pursuant to a stock option granted to it in Section 1.11 of the Merger Agreement (the “Additional Share Option”), represents at least one Share more than 90% (the “Minimum Tender Condition”) of the Company’s Fully Diluted Shares. The Company’s Fully Diluted Shares are defined in the Merger Agreement to include all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options other than the Additional Share Option, and rights and securities exercisable or convertible into such voting securities, other than potential dilution attributable to the Rights. Purchaser may reduce the Minimum Tender Condition to a number of Shares equal to not less than one Share more than 50% of the Fully Diluted Shares. Purchaser may, in its discretion: (i) if at any scheduled expiration of the Offer any condition to the Offer is not satisfied (other than the Minimum Tender Condition), extend the Offer until such time as such conditions are satisfied, (ii) extend the Offer for a period of not more than ten business days beyond the initial expiration date of the Offer if less than 90% of the Fully Diluted Shares are tendered, (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, or (iv) extend the Offer, one time only, for any reason for a period of not more than 15 business days.

In addition, if at any scheduled expiration of the Offer any condition to the Offer is not satisfied, Purchaser shall extend the Offer at the request of the Company for one period of not more than 20 business days. Also, Purchaser may make available a subsequent offering period, in accordance with Rule 14d-11 of the SEC, of not less than 10 business days.

If at least one Share more than 90% of the outstanding Shares are acquired in the Offer (including Shares issuable upon exercise of the Additional Share Option) (the “Short-Form Threshold”), pursuant to the terms of the Merger Agreement, Parent and Purchaser will complete the Merger as a “short-form merger” under Section 253 of the DGCL, as described under Item 8 of this Schedule 14D-9. If the Minimum Tender Condition is satisfied, but the Short-Form Threshold is not satisfied, then pursuant to the terms of the Merger Agreement, Parent and Purchaser would expect to complete the Merger by submitting it to the Company’s stockholders for approval at a meeting convened for that purpose in accordance with the DGCL, as described under Item 8 of this Schedule 14D-9.

At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than any Shares owned the Company, Parent, Purchaser, or any direct or indirect subsidiary of the Company) will automatically be converted into the right to receive an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

A free copy of the Schedule TO and other documents filed with the SEC by the Company and Merge may be obtained at the SEC’s website at www.sec.gov.

The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 6737 West Washington Street, Milwaukee, Wisconsin 53214-5650, and the telephone number is (414) 977-4000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company following the acceptance by Purchaser of, and payment for, Shares tendered in the Offer.

The following is a discussion of all material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of the Company’s management and the Company’s board of directors may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company’s board of directors was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Confidentiality Agreement

Prior to entering into the Merger Agreement, the Company and Merge entered into a confidentiality agreement, dated as of January 29, 2010 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of Merge and the Company agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement (including documents referred to therein) governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s or Merge’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of its terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company, Parent or Purchaser. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of establishing, in conjunction with other provisions in the Merger Agreement, the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the U.S. federal securities laws.

Equity Compensation Awards

As of March 16, 2010, there were approximately 3,868,925 Shares issuable pursuant to stock options granted under our equity incentive plans to our current executive officers and directors. Except as directed by the Company in consultation with Purchaser, upon the consummation of the Merger, each then outstanding Company option, whether vested or unvested, shall be cancelled without consideration in accordance with the terms of the applicable stock option plan of the Company. Most outstanding stock options are already vested, and the Company’s 2006 Stock Incentive Plan under which most of the unvested options were granted, does not provide for automatic vesting of unvested options in connection with the Offer or the Merger. Option agreements to certain employees provide for either full or partial acceleration in connection with the closing of the Offer or the consummation of the Merger. In addition, the board of directors has determined to accelerate the vesting of 50% of the remaining unvested options under the Company’s 2006 Stock Incentive Plan, other than options by which their terms expressly do not accelerate, immediately prior to the Effective Time. Between now and the Effective Time an option holder may exercise his or her stock options in accordance with the applicable stock option plan of the Company and the agreement pursuant to which such options were granted. If an option holder does exercise, he or she will become a stockholder of AMICAS and may participate in the Offer. In addition, shortly before the Effective Time each option holder will be notified of the final date to exercise his or her stock options that will vest in connection with the Offer or the Merger. The Shares to be issued upon the exercise of stock options during this final exercise period will be converted into the right to receive the Merger Consideration or purchased by the Company for $6.05 per Share, less applicable taxes required to be withheld with respect to these payments. The aggregate value of all options that are or will become vested and exercised in connection with the Merger will be approximately $12,497,596 with respect to our executive officers and approximately $1,040,600 with respect to our non-employee directors. Options for approximately 5,646 Shares have exercise prices above $6.05 per share and if not exercised prior to the Merger, will be cancelled upon the consummation of the Merger. In addition, approximately 469,258 unvested options will be cancelled upon the consummation of the Merger, giving effect to vesting that will occur through April 19, 2009.

Pursuant to the terms under which stock options were granted to our directors, all options granted to directors and not vested prior to the Effective Time will be accelerated and become fully vested at the Effective Time. An aggregate of approximately 13,750 options will be accelerated, having a total value of $47,638.

As of March 16, 2010, there were approximately 60,690 shares of restricted Common Stock granted under our equity incentive plans to our current directors. Upon the consummation of the Merger, all restrictions and repurchase rights on each share of the Company’s restricted Common Stock that is outstanding immediately prior thereto shall lapse and each share of restricted Common Stock shall be converted automatically into the right to receive the Merger Consideration, less any applicable withholding tax.

The aggregate value of all outstanding shares of restricted Common Stock that will be acquired from our directors in connection with the Merger will be approximately $367,175. Our executive officers do not hold any shares of restricted Common Stock.

The information contained in Section 11 of the Offer to Purchase regarding treatment of the options in the Merger is incorporated in this Schedule 14D-9 by reference. Further details regarding certain beneficial owners of Shares are described under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement.

Arrangements with Current Executive Officers, Directors and Affiliates of the Company

As of the date of this Schedule 14D-9, we have not entered into any employment agreements with our management in connection with the Merger, nor amended or modified any existing employment agreements in connection with the Merger.

Although it is possible that certain members of our management team will enter into new arrangements with Merge or its affiliates regarding employment (and severance arrangements) with, and the grant of employee stock options to purchase the common stock of, Merge (and/or a subsidiary thereof), there can be no assurance that the parties will reach agreement, and these matters will be subject to negotiations and discussion. No discussions surrounding these matters took place prior to signing the Merger Agreement.

Existing Change in Control and Severance Benefits

Under our 2010 executive compensation plan, all of our executive officers are entitled to receive a cash payment upon a change in control equal to each full on-target annual bonus.

Our employment agreement with Dr. Stephen N. Kahane, our president and chief executive officer, provides that upon termination of employment within 12 months following a change in control of AMICAS, Dr. Kahane will receive a severance payment in an amount equal to twice his then-current annual base salary, payment in the amount equal to his target annual cash bonuses, and the payment of health insurance premiums for 18 months. Pursuant to his employment agreement, all (692,167) of Dr. Kahane’s unvested options will vest upon a change in control. Dr. Kahane’s current annual base salary is $385,000.

Our employment agreement with Kevin C. Burns, our Chief Financial Officer, provides that upon termination of employment within 12 months following a change in control of AMICAS, Mr. Burns will receive a severance payment in an amount equal to one and one-half times his then-current annual base salary, payment in the amount equal to his target annual cash bonuses, and the Company will also pay his health insurance premiums for 18 months. Pursuant to his employment agreement, 152,535 of Mr. Burns’ unvested options will vest upon a change in control. In connection with the Merger, 209 (50%) of the remaining 417 unvested options will accelerate and become vested, and the remaining 208 options will be forfeited. Mr. Burns’s current annual base salary is $265,000.

Our employment agreement with Paul Merrild, our senior vice president of marketing and business development, provides that upon termination of employment (irrespective of a change in control of AMICAS), Mr. Merrild will receive severance in an amount equal to one-half of his then-current annual base salary in the form of salary continuation, and the payment of health insurance premiums for up to three months. Pursuant to his option agreements, 90,001 of Mr. Merrild’s unvested options will vest upon a change in control. In connection with the Merger, 209 (50%) of the remaining 417 unvested options will accelerate and become vested, and the remaining 208 options will be forfeited. Mr. Merrild’s current annual base salary is $190,000.

Our employment arrangement with Craig Newfield, our vice president and general counsel, provides that upon termination of employment in connection with a change in control of AMICAS, Mr. Newfield will receive severance in an amount equal to his then-current annual base salary in the form of salary continuation, and the payment of health insurance premiums for up to six months. Pursuant to his option agreement, all (120,000) of Mr. Newfield’s unvested options will vest upon a change in control. Mr. Newfield’s current annual base salary is $210,000.

The severance payments to Dr. Kahane and Mr. Burns described above (other than health insurance premiums and not including the cash bonuses payable under our 2010 executive compensation plan) will be made in a lump sum six months following the date that their employment is terminated, and payments based on base salary will be forfeited if the executive becomes employed by a competitor during such six-month period.

The agreements with Dr. Kahane and Mr. Burns provide for an additional gross-up payment to be made to each of them in the event that, upon a change in control of the Company (as defined in the agreements), any payments to them would be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended. The successful consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under the employment agreements described above.

Under the terms of the Merger Agreement, the Company has created a transaction bonus pool in the total amount to be calculated based upon the actual closing date, to be distributed by the chief executive officer in his sole discretion to reward the past service of Company employees. These funds have not yet been allocated; it is possible that a portion of these funds will be distributed to Company executive officers, but the amount potentially allocated to Company executive officers is not yet known.

The foregoing description of the employment agreements is qualified in its entirety by reference to the copy of Dr. Kahane’s agreements filed as Exhibits (e)(7) and (e)(8) hereto, the copy of Messrs. Burns’, Merrild’s and Newfield’s agreements filed as Exhibits (e)(9) through (e)(13), respectively, which are incorporated herein by reference.

The table below sets forth the amounts payable in connection with the Merger to our non-employee directors and executive officers.

								Cash Bonus
								Payable
						Termination		Under 2010
	Stock Option Awards(1)				Value of	Benefits(2)		Executive	280G
	Number	Number	Value	Value	Restricted		Health	Compensation	Gross-Up
Name	Vested	Accelerated	Vested	Accelerated	Stock	Severance	Insurance	Plan	Payments

Non-Employee Directors:
Stephen J. DeNelsky	51,250	1,250	$147,175	$5,375	$78,880	—	—
Joseph D. Hill	276,250	1,250	63,6875	4,325	69,805	—	—
Stephen J. Lifshatz	11,250	37,50	32,863	12,587	78,880	—	—
David B. Shepherd	46,250	3,750	137,450	12,725	69,805	—	—
John J. Sviokla	13,750	3,750	38,600	12,625	69,805	—	—
Executive Officers:
Stephen N. Kahane	1,709,258	692,167	6,294,288	2,262,408	—	$770,000	$23,262	$670,000	$0
Kevin C. Burns	399,757	152,535	1,392,125	640,490	—	397,500	23,262	330,000	$250,000
Frank E. Stearns, Jr.(3)	—	—	—	—	—	—	—	—	—
Paul Merrild	229,791	90,001	752,211	380,803	—	95,000	3,925	120,000	—
Craig Newfield	60,000	120,000	258,000	516,000	—	210,000	7,849	110,000	—

(1)	Assumes the Merger will close on April 19, 2010. The table does not include any potential amounts to be paid under the transaction bonus pool.

(2)	Assumes termination that triggers severance payments to each executive officer.

(3)	Frank C. Stearns, Jr., our senior vice president of client solutions, resigned effective as of January 15, 2010.

Effect of the Offer on Employee Benefits

After the Effective Time and through the end of the fiscal year of the Company in which the Merger is effective, the Company shall provide to its employees benefits (other than any bonus or incentive plans, and individual employment agreements) that will, in the aggregate, be substantially similar to those provided by the Company and its subsidiaries to its employees as of the Effective Time.

With respect to the benefit plans in which the Company’s employees participate following the Effective Time (other than any bonus or incentive plans, and individual employment agreements), Purchaser has agreed that it shall (i) recognize all service performed for the Company prior to the Effective Time for eligibility and vesting purposes, (ii) waive any pre-existing condition exclusions (other than pre-existing conditions that, as of the Effective Time, have not been satisfied under any Company benefit plan) and (iii) provide that any deductible, coinsurance or out-of-pocket expenses incurred on or before the Effective Time during the plan year in which the Merger becomes effective that occurs under any applicable Company benefit plan providing health benefits will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

Indemnification and Insurance

For a period of six years from and after the consummation of the Merger, the Surviving Corporation has agreed to indemnify, advance expenses to, and hold harmless all of our past and present officers and directors to the fullest extent permitted by law and to the same extent and in the same manner such persons are indemnified as of the date of the Merger Agreement by us pursuant to the DGCL, our Certificate of Incorporation and our Bylaws for acts or omissions occurring at or prior to the consummation of the Merger.

In addition, subject to certain limitations, the Company will purchase “tail” insurance coverage that provides coverage for a period of six years following the consummation of the Merger no less favorable in both amount and terms and conditions of coverage than the Company’s existing directors and officers’ liability insurance programs.

Stockholder Support Agreements

The Merger Agreement contemplates that Merge and certain of the Company’s executive officers and directors, consisting of Kevin C. Burns, Stephen J. DeNelsky, Joseph D. Hill, Stephen N. Kahane, M.D., Stephen J. Lifshatz, Paul Merrild, Denise Mitchell, Craig Newfield, David B. Shepherd, John J. Sviolka and Kang Wang will enter into Stockholder Support Agreements (the “Stockholder Support Agreements”), in their capacity as stockholders. The outstanding Shares subject to the Stockholder Support Agreements represented, as of March 16, 2010, less than 1% of the total outstanding Shares. Pursuant to the Stockholder Support Agreements, such executive officers and directors agreed, among other things, subject to the termination of the Stockholder Support Agreement, (i) to tender in the Offer (and not to withdraw) all Shares beneficially owned or thereafter acquired by them, (ii) to vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger pursuant to the DGCL and against any competing transaction, (iii) to appoint Purchaser as their proxy to vote such Shares in connection with the Merger Agreement, and (iv) not to otherwise transfer any of their Shares except as permitted under the Stockholder Support Agreement. The Stockholder Support Agreements will terminate upon the termination of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Stockholder Support Agreements, the form of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company’s Board of Directors

At a meeting of the Company’s board of directors held on March 5, 2010, the Company’s board of directors unanimously: (1) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (2) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and approve the Merger Agreement.

The Company’s board of directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(b)	Background and Reasons for the Company’s Board of Directors’ Recommendation

Background of the Offer

Since our inception, our board of directors and management team have been regularly evaluating our business and operations, our long-term strategic goals and alternatives, and our prospects as an independent company. Our board of directors and management team have regularly reviewed and assessed trends and conditions impacting the Company and its industry, changes in the marketplace and applicable law, the competitive environment and the future prospects of the Company. As part of its ongoing review of the Company and its position in its industry, our board of directors also regularly reviews the strategic alternatives available to the Company, including, among other things, possible strategic combinations, acquisitions and divestitures.

Consistent with the board of director’s periodic review of its strategic alternatives, in late 2008 and early 2009, AMICAS negotiated a definitive agreement to purchase Emageon, Inc. (“Emageon”), which it executed on February 23, 2009. On April 2, 2009, AMICAS completed its acquisition of Emageon, for approximately $39 million ($1.82 per share in cash), representing a substantial portion of the Company’s cash.

Beginning in the Summer of 2008 and over the course of the next year, Michael Ferro, the Chairman of the Board of Directors of Merge, Justin Dearborn, the Chief Executive Officer of Merge and a director, and Dr. Stephen Kahane, the Chairman of our board of directors and our Chief Executive Officer, engaged in several discussions relating to potential transactions between Merge and AMICAS.

On July 8, 2008, Messrs. Ferro and Dearborn and Dr. Kahane met at AMICAS’ office. Mr. Ferro had recently acquired Merge, and was meeting with Merge’s major customers and with the other parties that had expressed an interest in acquiring Merge, including AMICAS, which had expressed an interest in acquiring Merge’s RIS/PACS business. At the meeting, Mr. Ferro’s primary purpose was to encourage AMICAS to purchase additional Merge software products, and Mr. Ferro expressed to Dr. Kahane that it perhaps made sense to Merge for the companies to enter into a combination-either Merge should buy AMICAS or AMICAS should buy Merge. No price or transaction structure was discussed.

In November 2008, Messrs. Ferro and Dearborn and Dr. Kahane met during an industry trade show and discussed various potential commercial transactions. The executives also discussed the possibilities of AMICAS acquiring Merge’s RIS/PACS business, and of Merge acquiring AMICAS. These conversations were general in nature, and did not result in either party making a specific offer to the other. It was clear from the conversation that Merge would propose to use its common stock as currency and that Merge had no cash available for any such transaction.

On March 3, 2009, during the time that AMICAS was a party to an agreement for the acquisition of Emageon, Messrs. Ferro and Dearborn and Dr. Kahane met again and discussed a potential merger transaction with AMICAS, Merge and Emageon. The parties discussed potential transactions in which each party would acquire the other, using 100% equity in each case. These discussions were tentative and preliminary in nature, and no definitive expressions of interest were made. The transaction structure discussed in which AMICAS would be acquired called for AMICAS stockholders to receive $2.00 per share in the form of Merge common stock, at a time when AMICAS’ shares were trading at approximately $1.65 per share. No offers were made. Despite this, Dr. Kahane reviewed this conversation with the AMICAS board of directors, which decided to not pursue these possibilities, but rather to remain focused on completing the Company’s acquisition of Emageon.

Following AMICAS’ acquisition of Emageon, in April 2009, Financial Party X made a written expression of interest to acquire the Company. AMICAS insisted as a condition to entering into such discussions that Financial Party X enter into a confidentiality and standstill agreement, but Financial Party X refused. AMICAS declined to enter into such discussions. AMICAS subsequently amended its By Laws to eliminate the provision for stockholders to take action by written consent.

On July 15, 2009, Mr. Ferro and Dr. Kahane met at Mr. Ferro’s home. During the visit, Mr. Ferro proposed a stock-for-stock deal with Merge, with a proposed price of $4.00 per share of AMICAS stock. Mr. Ferro said that he “could probably get to $4.50”, with the consideration being payable in Merge common stock. Mr. Ferro also indicated that Dr. Kahane would be the Chief Executive Officer of the combined company and would be granted stock options to purchase one million shares of the combined company’s stock. In this conversation, Dr. Kahane indicated that he did not believe that the AMICAS board of directors would be interested in any offer of less than $5.00 per share in cash, and Mr. Ferro indicated that if AMICAS could obtain $5.00 per share then it should accept such an offer, especially if it was a cash offer. At a meeting of the AMICAS board of directors held on July 31, 2009, the board considered the possible indication of interest expressed by Mr. Ferro, reviewed the financial metrics and the trading multiples of comparable public companies and other factors, including the value of Merge’s common stock as currency, and instructed Dr. Kahane to not pursue the matter.

The Emageon acquisition substantially broadened the Company’s customer base and product footprint, and was the largest single strategic action taken by the Company in recent years. After the Emageon acquisition, AMICAS embarked upon significant actions to restructure and integrate Emageon to simplify and rationalize the activities and operations of the combined companies. In particular, these integration efforts allowed for substantial changes in AMICAS’s employee base, operations, marketing and sales, research and development, and general and administrative expense structure. As a result of the Emageon transaction and these subsequent restructuring and integration actions, AMICAS significantly revised its outlook, estimates and guidance. The increase in the Company’s overall size, revenues and profits brought about by this investment substantially changed the Company’s profile and visibility.

Historically and prior to the Emageon transaction, AMICAS had from time to time received unsolicited inquiries from third parties regarding the possible acquisition of the Company. AMICAS had rejected such inquiries in the past as the terms being proposed were determined to not be in the best interests of the AMICAS stockholders. After the Emageon transaction and the attendant change in the Company’s profile discussed above, during the summer of 2009, the Company continued to receive unsolicited inquiries. These inquiries (other than the inquiry from Thoma Bravo described below), expressed interest in a transaction to acquire AMICAS at prices ranging from $2.75 to $4.00 per share utilizing cash and in some cases securities of the proposed acquirer. In each case, although the board of directors was not engaged in the process of selling the Company, the Company pursued such inquiries and the board of directors determined after due inquiry and consideration that such transactions were not in the best interests of stockholders, both due to the prices offered and in certain cases the nature of the consideration offered, therefore and the board of directors ultimately rejected these inquiries.

On or about August 12, 2009, Mr. Seth Boro of Thoma Bravo, LLC (“Thoma Bravo”) called Dr. Kahane, and verbally expressed Thoma Bravo’s interest in acquiring all of the shares of Company’s Common Stock for a price of $4.00 per share in an all cash, fully guaranteed transaction. No substantive discussions took place between Dr. Kahane and Mr. Boro between August 12 and August 14, 2009. On or about, August 14, 2009, Dr. Kahane consulted with Mr. Stephen DeNelsky, the lead independent director of AMICAS (the “Lead Director”), and, after consulting with other board members and on Mr. DeNelsky’s instruction, Dr. Kahane subsequently called Mr. Boro and rejected the $4.00 per share offer, while expressing a willingness to continue discussions on improved terms. Mr. DeNelsky also instructed Dr. Kahane at this time that, while no such discussions had yet taken place, it would be inappropriate for any future conversations or expressions of interest with financial sponsors such as Thoma Bravo to include any direct or indirect discussions or negotiations regarding compensation or equity participation of Dr. Kahane or Company management following the consummation of any proposed transaction.

With approval of the board of directors, through the rest of August, Mr. DeNelsky and management continued discussions with Mr. Boro. In these discussions, Mr. Boro reiterated Thoma Bravo’s desire to acquire the Company, and his understanding that the price and other terms offered were inadequate. Ultimately, Mr. Boro did indicate a willingness to substantially increase the Thoma Bravo offer subject to the ability to do more detailed due diligence on AMICAS. In contrast to the other inquiries received by AMICAS at lower prices and in some cases for forms of consideration other than cash, the Thoma Bravo indicative offer for the Company was all cash with no financing contingency and with a strong indication that the offer would be raised to a price level that could be of interest to the board of directors. Accordingly, and with Mr. DeNelsky’s active participation, the Company began negotiation of a confidentiality agreement. On September 1, 2009, the parties executed a confidentiality agreement containing “standstill” provisions in which Thoma Bravo agreed that it would not act unilaterally to acquire five percent or more of the shares of the Company without the Company’s consent.

On September 1, 2009, Dr. Kahane and several members of the Company’s senior management team met with Mr. Boro, Mr. Orlando Bravo and other members of Thoma Bravo’s management team to provide Thoma Bravo with more information regarding the Company’s business. On September 9, 2009, after further due diligence, Thoma Bravo submitted a written offer to acquire the Company for $4.75 per share in an all cash transaction. At the insistence of the AMICAS board of directors (communicated to Thoma Bravo by Mr. DeNelsky and Dr. Kahane and Company counsel), the Thoma Bravo proposal was for a transaction that would be fully guaranteed by Thoma Bravo and subject to specific performance of Thoma Bravo’s obligations directly against its fund in the event of a breach of the proposed merger agreement by Thoma Bravo. Thoma Bravo also proposed a thirty day exclusivity period, within which Thoma Bravo would conduct its confirmatory due diligence investigation, and the parties would negotiate a definitive agreement. On that date, September 9, 2009, the closing price of the Company’s Common Stock was $3.75 per share.

On September 11, 2009, the board of directors of AMICAS held a special meeting to consider the latest Thoma Bravo offer. Present at the meeting with Dr. Kahane were Mr. Kevin Burns, Chief Financial Officer, and representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Company’s corporate and securities counsel (“Mintz Levin”). At this meeting, the board of directors discussed the appropriate processes for discussions with Thoma Bravo. Among other things, in consultation with counsel, the board of directors determined that all directors other than Dr. Kahane, including the Company’s former chief financial officer, Joseph Hill, (the “Independent Directors”) would deliberate without Management regarding the substantive decisions to be considered in connection with the proposal from Thoma Bravo, but that it would not be necessary to formally constitute a special committee of the board of directors. The board of directors determined that, despite his prior employment as the Company’s chief financial officer and his ownership of AMICAS securities, Mr. Hill was an independent director for purposes of deliberations regarding a potential sale of the Company. The board of directors also determined that Mr. DeNelsky would act as lead director and would engage in the substantive discussions between Thoma Bravo and AMICAS alongside Dr. Kahane, Mr. Burns and Mr. Craig Newfield, General Counsel (collectively, “Management”) and within the parameters set by the Independent Directors, such that Management would not negotiate the proposed transaction without Mr. DeNelsky. In addition, Mr. DeNelsky would both keep the directors informed, and provide instruction to Management, during the interim periods between board meetings as to all matters related to the Thoma Bravo offer. The board of directors confirmed its prior instructions to Management regarding the transaction under discussion, and again instructed Management that they should have no discussions with Thoma Bravo regarding Management compensation or equity investment or participation with Thoma Bravo until instructed otherwise. Management confirmed that it had had no such discussions with Thoma Bravo.

At the September 11, 2009 special meeting, the board of directors next considered the substantive aspects of the most recent offer from Thoma Bravo and determined that it was deficient in several respects. First and foremost, the price of $4.75 was inadequate. The offer also contained a “go-shop” provision whereby the Company would have the right to solicit alternative acquisition proposals after a merger agreement was signed. However the board of directors rejected the go-shop proposal because the proposed terms and conditions were inadequate, including the type and number of third parties the Company would be permitted to solicit during the go-shop period and the openness of the go-shop period; that is whether the board of directors would be permitted to continue to negotiate with a third party identified during the go-shop period following the expiration of the go-shop period.

The board of directors instructed Management to so advise Thoma Bravo. The board of directors also determined that if the discussions proceeded, it would be appropriate for the Company to engage a financial advisor to advise it as to the financial aspects of potential transactions in light of the fact that subsequent higher offers would be of potential interest to the board of directors.

After the September 11, 2009 board of directors meeting, Management interviewed four investment banking firms with experience in the healthcare information technology industry and focus on transactions of the size potentially contemplated. Both Management and Mr. DeNelsky made reference calls in connection the selection of a financial advisor. The financial advisors interviewed were selected for an interview based on their experience and industry focus and in certain cases the recommendation of the board of directors.

On September 14, 2009, Thoma Bravo submitted a revised offer at a price of $5.00 per share, with all other terms substantially the same, and with a deadline for response of September 18, 2009. On September 15th, Management met and interviewed representatives of Raymond James to review that firm’s health care investment banking experience and credentials. On September 18th, the Company advised Thoma Bravo of the board of directors’ decision to engage a financial advisor, and Thoma Bravo accepted the Company’s request that the September 18th deadline be extended. Management continued discussions with the candidate financial advisors and sought proposals from them. On September 21st, representatives from Raymond James met again with the Company.

On September 22, 2009, the board of directors of AMICAS held a special meeting to consider the engagement of a financial advisor and to consider the most recent proposal from Thoma Bravo. The board of directors reviewed the credentials, experience and other information provided concerning the candidate investment banking firms, including the results of reference checks that had been performed by Mr. DeNelsky and Management. Representatives of Raymond James were invited to join a portion of the board of directors meeting to present their credentials, discuss the Thoma Bravo proposal on a preliminary basis and answer questions. The representatives of Raymond James presented Raymond James’s credentials and answered questions from the board of directors. At the request of the board of directors, the representatives of Raymond James discussed the Thoma Bravo proposal and answered questions from the board of directors concerning the proposal. After Raymond James left the meeting, the board of directors voted unanimously to engage Raymond James as the Company’s financial advisor. The board of directors determined that all future discussions with Thoma Bravo would be conducted through or with Raymond James in attendance, and that the Lead Director would be consulted in, and would be responsible for, giving director input in, consultation with the Independent Directors, that might be required during the interim periods between formal board of directors meetings, and Management was again instructed not to have substantive discussions of the terms and conditions of any proposed transactions without Mr. DeNelsky.

At the September 22, 2009 special meeting, the board of directors next considered the substantive aspects of the most recent offer from Thoma Bravo and determined that it was deficient in several respects. Based on the discussion with Raymond James, the board of directors determined that the price of $5.00 was inadequate. The latest offer’s “go-shop” provisions had not changed and were also deemed inadequate. The board of directors instructed Management to so advise Thoma Bravo.

On September 23, 2009, the Company and Raymond James signed a letter agreement containing the terms of Raymond James’ engagement. Dr. Kahane indicated to Mr. Bravo that all future discussions would be conducted through Raymond James and Mr. DeNelsky where the Company’s participation was necessary or desirable. Raymond James indicated that the proposal most recently submitted by Thoma Bravo was rejected by the board of directors as containing inadequate consideration.

Over the next several days Raymond James continued to discuss the proposed valuation with Thoma Bravo and its advisors. On September 28, 2009, Thoma Bravo requested the opportunity for direct discussions with Company management before it submitted any revised offer. With Mr. DeNelsky’s consent, and subject to compliance with the board of directors’ prior directives, on September 29, 2009 Thoma Bravo spoke with Dr. Kahane and Mr. Burns solely about the Company’s business and prospects and forecast. Later that day, Thoma Bravo submitted a revised proposal at a price of $5.10 per share. Raymond James and Mr. DeNelsky also discussed the proposed transaction that day.

Raymond James and Mr. Bravo had numerous discussions over the next several days regarding the Company’s operations, results, prospects and valuation. On October 5, 2009, Mr. Bravo orally indicated that Thoma Bravo would be willing to increase the proposed price to $5.18, and Raymond James indicated that would be viewed by the board of directors as inadequate.

On October 6, 2009, Thoma Bravo submitted a revised written proposal at a price of $5.30 per share, with all other terms consistent with prior offers. Based on that proposal, a board of directors meeting was scheduled for the next day. Also on October 6, 2009, Dr. Kahane received an unsolicited phone call from a potential strategic acquirer (not Merge) expressing an interest in engaging in discussions regarding potential commercial relationships as well as a possible business combination. At approximately the same time, Mr. Ferro called Dr. Kahane and suggested that they should meet at an upcoming trade show. On October 7, 2009, the AMICAS board of directors considered the expression of interest that had been received from the potential strategic acquirer and consulted with Raymond James. Being cognizant of the exclusivity request from Thoma Bravo and the critical stage of the negotiations, the board of directors decided to defer any discussion with the potential strategic acquirer.

On October 7, 2009, the board of directors met with Management and representatives of Mintz Levin and discussed the offer submitted by Thoma Bravo. In consultation with Mintz Levin, the board of directors at length considered the most effective method for insuring that it achieved the greatest value possible for Company stockholders, in light of the terms contained in the latest proposal from Thoma Bravo and the possibility of other bids for the Company. The board of directors authorized and instructed Company management to communicate its willingness to consider a 30-day exclusivity and due diligence period with Thoma Bravo based on a transaction price of $5.40 per share, and with the proviso that the definitive agreement would contain a 60-day “go-shop” period with a reduced customary break-up fee within which the Company would be free to solicit competing proposals, following which a customary “fiduciary out” would be available with respect to continuing discussions or additional unsolicited proposals at a higher customary break-up fee. Raymond James communicated these terms to Thoma Bravo later in the day. On that date, the closing price of the Company’s Common Stock was $3.78 per share.

From October 8 through October 18, 2009, Raymond James, working with Mr. DeNelsky, and Thoma Bravo engaged in numerous discussions and exchanged proposals regarding the go-shop and other terms of the proposed transaction. Mr. DeNelsky worked directly with Raymond James to move these discussions forward.

On October 19, 2009, the board of directors met and formally reiterated its rejection of Thoma Bravo’s proposal of October 6, 2006 at a price of $5.30 per share. At or about this time, on Mintz Levin’s recommendation, the Company engaged Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) as Delaware counsel to advise the board of directors. Over the next several days, Raymond James, Mr. DeNelsky, Dr. Kahane, and Mintz Levin had numerous discussions and negotiations regarding the most recent Thoma Bravo proposal. During these discussions, with the concurrence of the Lead Director, Raymond James suggested the possibility of $5.35 as a compromise price between the current bid and ask prices of $5.30 and $5.40, indicating that the board of directors had not approved this suggestion. Thoma Bravo indicated that they were “encouraged” by this suggestion, but that they were concerned with the go-shop negotiation. Raymond James engaged in numerous discussions with Thoma Bravo, and Mintz Levin and Morris Nichols engaged in extensive negotiations with Kirkland & Ellis, LLP, counsel to Thoma Bravo (“Kirkland”), primarily over the go-shop terms and fiduciary out provisions. At the request of the board of directors, Raymond James reviewed a number of precedent transactions that included a go-shop period and noted that in those transactions the go-shop period typically ranged between 30 and 50 days. The board of directors, after consulting with its counsel and financial advisor, determined that 45 days was customary and would afford sufficient time for marketing and signing an alternative transaction.

On October 27, 2009, during its regular quarterly meeting, the board of directors considered the course of the ongoing discussions, and the nature of the go-shop and other terms under consideration. Following this meeting, the Lead Director advised Raymond James as to the board of directors’ guidance. Company management, Mintz Levin, Morris Nichols and Raymond James then proposed revisions to the October 6th offer reflecting the board of directors’ guidance and provided those revisions to Thoma Bravo. The terms of the proposed letter of intent were then extensively negotiated over the next several days, involving multiple interactions among Raymond James, Thoma Bravo, Kirkland, Mintz Levin, and Morris Nichols, and multiple revisions of the proposed letter of intent were exchanged by the parties and counsel.

In November 2009, while subject to exclusivity under the letter of intent, AMICAS received an unsolicited telephone call from Merge indicating that Merge had heard that AMICAS was available for sale. AMICAS did not comment and moved the discussion to other items. AMICAS notified Thoma Bravo of the call from Merge as required under the letter of intent. In addition, AMICAS was contacted by one potential strategic acquirer and two potential financial acquirers all seeking meetings. AMICAS discussed the possibility of meeting with some of these parties in December. Again, AMICAS notified Thoma Bravo of these unsolicited calls.

On November 3, 2009, Thoma Bravo issued a revised proposal containing their statement of their best and final terms, including a price of $5.35 per share, a 30-day exclusive negotiation period and a 45-day go-shop to commence upon signing a definitive agreement with a reduced break-up fee. The board of directors held a special meeting later that day to consider this proposal, with Management, Raymond James and Mintz Levin in attendance. The Independent Directors also met separately with Mintz Levin without Management present. Counsel and Raymond James provided a summary of the terms of the proposed letter of intent, and counsel advised the board of directors concerning its fiduciary duties. The board of directors and the Independent Directors discussed the terms of the proposed letter of intent with counsel and Raymond James. The board of directors carefully considered the terms and conditions of the proposed letter of intent and all of its options as to how to proceed. After a detailed discussion, the full board of directors unanimously voted to accept the proposal, which was countersigned by the Company later in the day. On that date, the closing price of the Company’s Common Stock was $3.32 per share.

From November 5, 2009 through December 10, 2009, counsel for the parties exchanged drafts of the proposed merger agreement and related documents, and negotiated their terms. The Company made data, documents and other information available to Thoma Bravo for due diligence purposes, and opened an on-line “data room” on November 11, 2009. The Lead Director remained fully engaged in the process, and the board of directors met several times and received updates and provided guidance on the issues under discussion including the terms of the deal protection provisions, guarantees of the purchase price from the acquiring funds, equity commitment letters from the acquiring funds, the option to seek specific performance of the agreements against the acquiring funds, the limitation of consummation risk as reflected in the conditions to closing and the terms of the material adverse change clause and the payment of break-up fees by the Company.

After extensive negotiation of the terms and conditions of the agreements, on December 10, 2009, the parties reached agreement on the terms of the Agreement and Plan of Merger with an affiliate of Thoma Bravo (the “Thoma Bravo Merger Agreement”) and related documents. The board of directors convened a special meeting that evening, with Management, Mintz Levin, Morris Nichols and Raymond James in attendance, to consider the transaction. Counsel then reviewed with the board of directors the Thoma Bravo Merger Agreement and related agreements which had been distributed to the board of directors and discussed all of the key terms and conditions of the agreements. After such discussion, Raymond James reviewed their financial analysis and draft fairness opinion, copies of which had been provided to the board of directors prior to the meeting, and Raymond James then provided a detailed discussion of its financial analysis. A discussion ensued. After the discussion, Raymond James delivered its opinion to our board to the effect that, as of such date, the consideration to be received by holders of AMICAS Common Stock (other than Newco (as defined in the Thoma Bravo Merger Agreement) and its affiliates) in the merger was fair to such stockholders from a financial point of view. The board of directors then dismissed Management from the meeting, and the Independent Directors discussed the terms and conditions of the agreements, the Raymond James analysis and the fiduciary duties of the board of directors with Mintz Levin and Morris Nichols. After such discussion, Management was invited back to the meeting. After further discussion, the board of directors approved the transaction and authorized Management to execute the Thoma Bravo Merger Agreement and related agreements. Subsequent to the board meeting, however, Mr. Bravo advised Dr. Kahane that Thoma Bravo’s investment committee was not prepared to move forward at that time, referring to last-minute concerns regarding items discovered in due diligence. Dr. Kahane advised the Lead Director immediately, and the full board of directors was informed in a brief meeting held later in the morning. Mr. Newfield subsequently closed the data room, and gave notice of termination of the exclusivity period under the November 3, 2009 letter of intent.

From December 11, 2009 forward, the parties continued to discuss the transaction. On December 16, 2009, with the consent of the Lead Director, Dr. Kahane and Mr. Bravo met to discuss the events of December 10-11, 2009, and Mr. Bravo expressed continued interest in the transaction, albeit at a reduced price. Dr. Kahane informed the Lead Director and Raymond James regarding the content of this discussion, and on December 19, 2009 Raymond James, Thoma Bravo and Dr. Kahane had a further discussion regarding the possibility of moving forward, in which Thoma Bravo continued to seek a price reduction. On December 23, 2009, after consultation with the Lead Director, Raymond James, Dr. Kahane and Mr. Burns communicated to Thoma Bravo that the board of directors would only consider the transaction on the same price and on the same terms as contained in the Thoma Bravo Merger Agreement. The board of directors met with Management, Raymond James, Mintz Levin and Morris Nichols in attendance, and indicated that it would not be willing to reduce the price, or change the terms of the transaction. Subsequent to this meeting, Raymond James had several discussions with Thoma Bravo in which the board of directors’ views were communicated. Thoma Bravo subsequently indicated its willingness to proceed under the same price and terms as originally negotiated.

On the morning of December 24, 2009 the parties reached agreement on updated versions of the Thoma Bravo Merger Agreement and associated documents, which contained no substantive changes from the versions of December 10, 2009, and the board of directors convened a meeting with Management, Mintz Levin, Morris Nichols and Raymond James in attendance. Once again, counsel reviewed with the board of directors a discussion of the Thoma Bravo Merger Agreement and related agreements which had been distributed to the board of directors and noted that there had been no substantive changes to the agreements. After this discussion, Raymond James discussed with our board its financial analysis, and delivered its opinion to our board of directors that, as of such date, the consideration to be received by holders of AMICAS Common Stock (other than Newco (as defined in the Thoma Bravo Merger Agreement) and its affiliates) in the merger was fair to such stockholders from a financial point of view. The board of directors then dismissed Management and Raymond James from the meeting, and the Independent Directors discussed the terms and conditions of the agreements, the Raymond James analysis and the fiduciary duties of the board of directors with Mintz Levin and Morris Nichols. After such discussion, Management and Raymond James were invited back to the meeting. After further discussion, the board of directors approved the transaction and authorized Management to execute the Thoma Bravo Merger Agreement and related agreements. Later that day, the Thoma Bravo Merger Agreement and related agreements were signed and delivered.

Under the Thoma Bravo Merger Agreement, the Company had a 45-day “go-shop” period from the execution of the Thoma Bravo Merger Agreement within which to solicit alternative acquisition proposals. The go-shop period began on December 24, 2009 and expired at 12:01 a.m. (Eastern Time) on February 7, 2010. During this period the Company was permitted to consider any number of unsolicited proposals at any time until approval of the Thoma Bravo Merger Agreement by its stockholders. From and after the date that the Thoma Bravo Merger Agreement was signed, Raymond James proactively contacted fifteen other parties that might be interested in presenting an acquisition proposal to the Company. These parties were selected by Mr. DeNelsky, in consultation with Management, other board members, and Raymond James, as being the parties most likely to have an interest in acquiring the Company, and included fourteen strategic and one financial potential acquirers. In addition, since the date that the Thoma Bravo Merger Agreement was signed, Raymond James received unsolicited inquiries from eleven potentially interested parties. The Company received acquisition proposals from Financial Partner A and Merge. Raymond James kept the board of directors informed of the status of the inquiries.

On December 30, 2009, Merge’s largest stockholder, Merrick RIS, LLC (“Merrick”), sent an e-mail to the Company seeking the appropriate contact information at Raymond James. This information was provided to Merrick, and Merrick’s e-mail was forwarded to Raymond James.

On January 4, 2010, Merrick called Raymond James and indicated Merge’s interest in making a proposal. In response, Raymond James sent Merrick the go-shop package. Raymond James subsequently informed the board of directors of the status of inquires from Merge and other parties.

On January 7, 2010, Financial Partner A signed a confidentiality agreement and submitted a written expression of interest to acquire the Company for $5.45 per share in cash with no financing contingency.

On January 8, 2010, the board of directors met to consider the appropriate actions in light of the expression of interest from Financial Partner A. Representatives of Raymond James, Mintz Levin and Morris Nichols were present at this meeting. Counsel advised the board of directors with respect to the requirements under the Thoma Bravo Merger Agreement and the board’s fiduciary duties under the circumstances. Raymond James then reviewed in detail the terms of the expression of interest and the communications that had been exchanged with Financial Partner A. Based on these discussions, the board of directors determined that it was reasonably possible that the expression of interest could lead to a Superior Proposal (as defined in the Thoma Bravo Merger Agreement).

On January 9, 2010, Financial Partner A commenced its diligence review of the Company. On January 21, 2010, Financial Partner A contacted Raymond James and indicated that they would not be able to top the $5.35 offer. Raymond James informed Mr. DeNelsky of Financial Partner A’s contact.

On January 14, 2010, a purported stockholder class action complaint was filed in the Business Litigation Session of the Superior Court (the “Superior Court”) of Suffolk County, Massachusetts in connection with the announcement of the proposed merger with Thoma Bravo.

On January 17, 2010, Merrick sent an e-mail to Raymond James indicating that Merge was preparing an expression of interest. Raymond James updated Mr. DeNelsky on the discussions with Merge.

On January 22, 2010, representatives from Raymond James spoke with Jeffrey Bennett, a managing director of Merrick. Mr. Bennett continued to indicate that Merge would be submitting an expression of interest to the Company and provided Raymond James with a contact at one of the entities that Merge indicated would be providing financing for its expression of interest.

On January 22, 25 and 26, 2010, the Company received three separate written expression of interests from Merge at a price of $6.00 per share. The first expression of interest called for an unspecified mix of cash and Merge common stock, the second called for 80% in cash and 20% in stock, and the third called for 50% in cash and 50% in stock. Three entities were identified as potential funding sources, but no evidence of a funding commitment was provided. Merge indicated that it would sign a merger agreement substantially similar to the Thoma Bravo Merger Agreement and requested access to AMICAS’ data room in order to finalize its expression of interest.

During this same period, Raymond James, after consulting with Mr. DeNelsky, communicated with Merrick to express concerns regarding the valuation and liquidity of the Merge common stock component and to clarify the mix between cash and stock and whether the number of shares would be fixed, whether the Merge common stock would be restricted or freely tradable, and the sources of Merge’s proposed cash financing and the terms of such financing, as well as the contact parties at such funding sources. Representatives from Raymond James also spoke with representatives from one of the potential funding sources to assess the status of its evaluation of Merge’s proposed transaction. Representatives from the funding source acknowledged that their discussions with Merge were in the preliminary stage. They noted that they were prepared to analyze the opportunity but acknowledged that getting to a financing commitment was a work-in-progress. Raymond James informed Mr. DeNelsky of this discussion.

The AMICAS board of directors met on January 24 and January 25 to consider the January 22 and January 25 Merge expressions of interest. Among other things, the board of directors was concerned about Merge’s use of stock as well as Merge’s need for stockholder approval for the stock component of its expression of interest, Merge’s lack of committed financing, and Merge’s refusal to sign a meaningful standstill agreement similar to that entered into by Thoma Bravo and Financial Partner A. For these reasons, the AMICAS board of directors concluded that Merge’s expressions of interest were not qualified proposals under the terms of the Thoma Bravo Merger Agreement and instructed Management and Raymond James to so notify Merge.

On January 27, 2010, the board of directors met telephonically to discuss Merge’s expression of interest of January 26, 2010. Representatives of Raymond James, Mintz Levin and Morris Nichols were present. Mintz Levin and Morris Nichols provided advice on the board’s fiduciary duties, the terms of the expression of interest, the Company’s obligations under the Thoma Bravo Merger Agreement and the criteria for an expression of interest to be deemed a Superior Proposal. Raymond James and Mintz Levin discussed the proposed financing. After this discussion, the board of directors determined that it was not reasonably possible that the Merge expression of interest could lead to a transaction that was superior to the current Thoma Bravo transaction. In making this determination, the board of directors noted, among other things, that:

•	Merge did not have adequate funds on its balance sheet to consummate the transaction or evidence of any financing commitments, and was at a preliminary stage in its discussions with third-party financing sources;

•	Merge did not appear to have the ability to close the transaction without obtaining financing;

•	the Merge expression of interest included stock as consideration, creating difficult valuation and timing issues;

•	the Merge expression of interest would have required the approval of its own stockholders which would have created delay and a level of uncertainty that would not be in the best interests of AMICAS stockholders; and

•	a transaction with Merge would require additional regulatory approvals from the SEC and other agencies, further increasing risk and creating additional delay.

The Company notified Merge, both by telephone and by letter, of the board of director’s determination on January 27. During the course of correspondence regarding its various expressions of interest in acquiring AMICAS, Merge had repeatedly requested access to confidential information regarding the Company for diligence purposes. However, under the Thoma Bravo Merger Agreement, AMICAS was prohibited from providing access to such information to any party who had not submitted a qualified written proposal, meaning a proposal that, among other things, the Company determined was reasonably possible to become superior to the Thoma Bravo transaction. Recognizing that it would be in the best interests of AMICAS stockholders to facilitate Merge’s efforts to improve its various expressions of interest to the point where Merge would be able to deliver a Superior Proposal, Mr. DeNelsky instructed Management to seek a waiver from Thoma Bravo under the Thoma Bravo Merger Agreement that would allow AMICAS to negotiate with Merge, under the condition that Merge execute a confidentiality and standstill agreement.

On January 29, 2010, Thoma Bravo gave its consent, and Merge and the Company entered into a confidentiality and standstill agreement that was substantially similar to the confidentiality and standstill agreement the Company had entered into with Thoma Bravo and Financial Partner A.

On February 1, 2010, Merge called the Company and indicated that it was preparing to submit a new expression of interest. Also on February 1, 2010, a follow-on stockholder class action complaint was filed in the Superior Court in connection with the proposed merger with Thoma Bravo.

On February 5, 2010, the Company received the new expression of interest, including a proposed draft merger agreement, from Merge to acquire all of the outstanding shares of Common Stock of AMICAS for $6.00 per share in cash. The expression of interest provided that the closing of the transaction with Merge would not be subject to a financing condition. Promptly after execution of a definitive merger agreement between AMICAS and Merge, Merge would commence a tender offer for all outstanding shares of AMICAS Common Stock at $6.00 cash per share. The expression of interest indicated how Merge would fund the transaction. In addition, the expression of interest included a letter from Morgan Stanley stating that it was “highly confident” that it could arrange the $200 million of the required funding and a letter from Merrick indicating its intent to purchase up to $35 million of mezzanine securities in the event that the mezzanine financing was not fully subscribed. After the completion of due diligence, and prior to the execution of the merger agreement, Morgan Stanley, subject to approval from its credit commitment committee, and the mezzanine investors would replace such letters with firm commitments. The expression of interest did not require Merge stockholder approval. Merge suggested that the proposed agreement and committed funding could be completed within two weeks. The AMICAS board was skeptical of that timing.

On February 6, 2010, the board of directors met telephonically to discuss the latest Merge expression of interest. Representatives of Raymond James, Mintz Levin and Morris Nichols were present at this meeting. The board of directors discussed the proposed terms of Merge’s expression of interest and the provisions of the Thoma Bravo Merger Agreement governing the Company’s right to enter into discussions or provide information to Merge. Mintz Levin and Morris Nichols provided advice on the board’s fiduciary duties and the terms of the expression of interest and Raymond James and Mintz Levin discussed the terms of the proposed financing. The board of directors also discussed Merge’s need for financing and the potential availability of such financing, and the time frame proposed to conclude diligence and reach a definitive merger agreement. Based on these discussions, the board of directors determined that it was reasonably possible that the Merge expression of interest could lead to a transaction that was superior to the Thoma Bravo transaction. At the instruction of the board of directors, Raymond James replied to Merge and commenced negotiations.

On February 7, 2010, the board of directors met telephonically and again discussed the Merge expression of interest. Raymond James reviewed the terms of the expression of interest. Mintz Levin and Morris Nichols provided advice regarding the board’s fiduciary duties under the circumstances and the board decided that the Company should send a letter advising Merge as to the board’s concerns with Merge’s expression of interest, and the manner in which Merge could improve its expression of interest to the point where the Board could conclude it constituted a Superior Proposal.

On February 8, 2010, the Company sent a further response to Merge’s expression of interest. In its letter, the Company indicated the changes the board of directors sought that could allow the Board to conclude the Merge expression of interest is a Superior Proposal, including:

•	the debt commitment letters should have no conditions to close other than those set forth in the Thoma Bravo Merger Agreement;

•	the Merrick commitment letter should be guaranteed to the Company with full recourse, including evidence that Merrick has cash available to support its commitment and supported by recourse to Merrick’s shares in Merge; and

•	express rights should be provided to AMICAS as a third party beneficiary under the Merrick and Morgan Stanley letters such that the Company would be put in the same position with respect to direct recourse and specific performance for the entire transaction price as under the Thoma Bravo Merger Agreement.

In addition, the Company requested that Merge provide the forms of debt commitment letters that would be executed and delivered by Morgan Stanley, and Merrick and requested access to information for diligence purposes. AMICAS also agreed to provide Morgan Stanley with access to the data room to perform its analysis and obtain the approval of its credit committee.

On February 8, 2010, Merge sent a response to the Company’s letter of February 8, 2010, rejecting the changes the board of directors sought to Merge’s February 5, 2010 expression of interest, and requesting access to information and to Management for diligence purposes.

From February 8 through February 10, 2010, Dr. Kahane, Mr. DeNelsky and representatives from Raymond James engaged in numerous discussions with representatives from Merge regarding the latest expression of interest. Also, during this time, counsel for the parties exchanged drafts of the proposed merger agreement and related documents, and negotiated the terms. AMICAS made available to Merge over 2,200 documents comprising over 37,000 pages of information in an electronic data room, and on February 11, 2010 representatives from Merge and Morgan Stanley and their counsel met with Company officers and Raymond James for approximately six hours.

On February 9, 2010, the Company sent a response to Merge’s February 8, 2010 letter, and continued to seek the changes to Merge’s expression of interest dated February 5, 2010 that would be necessary to allow the Board to conclude that the Merge expression of interest is a Superior Proposal. In its letter the Company made the following points:

•	Merge’s delay in submitting a serious proposal led the board of directors to believe that Merge’s true strategy was to disrupt the Company’s current transaction with Thoma Bravo;

•	the board of directors continued to question the feasibility of Morgan Stanley issuing a fully committed, guaranteed bridge commitment. The board of directors and its financial advisors saw serious risk to the certainty and timely completion of Merge’s proposed debt financing; and

•	due to Merge’s proposed structure, the Company and its stockholders would have to rely on Merge and Merrick to enforce the financing commitments, which would be enforceable only by Merge. Even assuming that the financing commitments were forthcoming from Morgan Stanley and Merrick, the Company would have no direct recourse to the sources of financing, as it did with Thoma Bravo.

On February 10, 2010, the board of directors met telephonically to further discuss Merge’s expression of interest and negotiations between AMICAS and Merge. Representatives of Raymond James, Mintz Levin and Morris Nichols were present at this meeting. At the meeting, Raymond James presented pro forma financial information for the combined companies, as well as data relative to the feasibility of the high-yield debt offering that Merge was proposing. The data presented indicated that there were no recent financings in healthcare IT or other areas that were based on pro-forma financial results from an unseasoned issuer with a history of losses.

Immediately following the board meeting, the board of directors and its financial and legal advisors invited representatives of Morgan Stanley to deliver a presentation regarding the proposed financing for Merge’s proposal. A discussion ensued during which the board and its advisors asked questions about the terms, conditions, feasibility and timing of the proposed financing. The board and its advisors sought information concerning conditions in that debt financing could be obtained by Parent and relevant precedent transactions. The board also questioned Morgan Stanley about the form of its commitment letter and Morgan Stanley confirmed that there would be a number of conditions to the financing. Morgan Stanley also indicated that because it had only recently been engaged by Merge, it would not be in a position to provide a commitment until February 18, the day prior to the Company’s stockholder meeting. Morgan Stanley also provided a timetable that indicated that the earliest that the transaction could close was the last week in March. The board also questioned whether Morgan Stanley would be willing to fund a bridge financing. Morgan Stanley declined and explained that its bridge would be available if the other debt financing failed.

On the morning of February 12, 2010, the board of directors met telephonically to further discuss the subsequent correspondence and negotiations that had taken place regarding the latest Merge expression of interest. Representatives of Raymond James, Mintz Levin and Morris Nichols were present at this meeting. At the meeting, the board discussed a counter proposal to the latest Merge expression of interest. After consultation with Mintz Levin, Morris Nichols and Raymond James, the board agreed to submit the following counter proposal to Merge:

•	increase in the purchase price to $6.35 per share;

•	provide AMICAS a reverse break-up fee of $37 million, to be held in escrow;

•	agree to pay a break-up fee to Thoma Bravo of $8.6 million and $1.0 million to AMICAS for expenses; and

•	eliminate the marketing period requirement for the bridge financing.

The board then instructed Raymond James to deliver the counter proposal, which was delivered to Merge on February 12, 2010.

On February 12, 2010, the Company appeared before the Superior Court for a hearing on the plaintiffs’ motion for a preliminary injunction seeking to postpone the special meeting of stockholders scheduled for February 19, 2010. During the hearing, counsel for AMICAS asked the court not to issue the injunction and require additional disclosure because, among other reasons, such actions would shift the bargaining leverage from AMICAS to Merge at a time when the board was attempting to extract a proposal from Merge that constituted a Superior Proposal. Also on February 12, 2010, the Court entered an order consolidating the two purported stockholder class actions.

On the afternoon of February 12, 2010, the board met again, and Raymond James provided a report regarding the conversations with Merge, and counsel reported the results of the court hearing.

On February 14, 2010, the board met telephonically with representatives from Mintz Levin, Morris Nichols and Raymond James. Counsel provided an update regarding the shareholder litigation. Raymond James provided an update regarding the status of discussions with Merge and led a discussion regarding the premium being proposed by Merge and the risk inherent in the proposed transaction structure. The Board also considered whether to seek a price increase from Thoma Bravo. At this point, given the current status of discussions with Merge, the board instructed Mr. DeNelsky and Raymond James to seek a price increase from Thoma Bravo.

On February 15, 2010, Mr. DeNelsky and Raymond James had a telephonic meeting with Thoma Bravo and requested that Thoma Bravo increase the transaction price. Thoma Bravo declined.

On February 15, 2010, in response to AMICAS’ counter proposal, Merge submitted a revised expression of interest for the acquisition of all of the outstanding shares of AMICAS for consideration of $6.05 per share in cash. The expression of interest indicated that $25 million would be placed in escrow, as a good faith deposit on the $37 million mezzanine financing commitment but was unclear as to the potential source of the

$12 million shortfall. In addition, the expression of interest indicated that Merge would pay the $8.6 million break fee to Thoma Bravo and $1.0 million of expense reimbursement to AMICAS. The expression of interest also indicated that Merge would pay a reverse break-up fee of $10 million, payable in the event that the proposed transaction failed to close due to a material breach of the merger agreement by Merge.

On February 15, 2010, the board of directors met telephonically to discuss the revised expression of interest from Merge. Representatives of Raymond James, Mintz Levin and Morris Nichols were present at this meeting. The board discussed the expression of interest to increase the merger consideration from $6.00 to $6.05 per share in cash and the other terms of the expression of interest. Mintz Levin and Morris Nichols provided legal advice on the board’s fiduciary duties and the terms of the expression of interest from Merge. After review and discussion, the board unanimously determined that the expression of interest was not a Superior Proposal. In making this determination, the board noted, among other things, that:

•	Merge did not have sufficient cash to complete the transaction;

•	Merge’s proposed financings were subject to numerous conditions, and if consummated at all, would take a minimum of six additional weeks to complete;

•	Merge had offered no funding guarantee. Under the terms of the Merge expression of interest, AMICAS would have no direct right to demand payment from Merge’s sources of financing;

•	Merge had provided no evidence that funds were available to cover meaningful compensation to AMICAS should a potential transaction with Merge fail to close;

•	Despite repeated requests, Merge had not provided AMICAS with access to any requested due diligence information regarding Merge which AMICAS would need to assess consummation risk, and

•	The reverse break fee was essentially an “option” to purchase AMICAS and provided neither sufficient compensation to AMICAS stockholders should the transaction fail to be consummated nor sufficient incentive to Merge to close the transaction.

On February 16, 2010, the Company advised Merge of the board of director’s determination, for the reasons set forth above, that the Merge expression of interest was not a Superior Proposal.

On February 16, 2010, Merge sent a letter to the Company requesting that the Merge expression of interest be disclosed to AMICAS’ stockholders immediately, and that the Company authorize Merge to make such disclosure itself and release Merge from its standstill obligations.

The parties appeared before the Court on February 17, 2010. Based on representations by the Company’s counsel that good faith negotiations between the Company and Merge were ongoing, the Court gave AMICAS 24 hours to continue these negotiations with Merge and report back whether the expression of interest submitted by Merge ripened into a Superior Proposal.

From February 16 through February 17, 2010, Dr. Kahane, Mr. DeNelsky and representatives from Raymond James engaged in numerous discussions with representatives from Merge regarding Merge’s latest expression of interest.

On February 17, 2010, AMICAS responded to Merge’s letter of the previous day, declining to release Merge from its contractual obligations. AMICAS indicated that it was not required to disclose Merge’s proposals to date because they were contingent expressions of interest due to, among other things, the lack of committed financing.

Also on February 17, 2010, AMICAS was advised by Morgan Stanley that its credit committee had approved its commitment to lend $200 million to Merge subject to numerous conditions. AMICAS also received signed commitment letters for Merge’s mezzanine financing comprising $40 million and a signed Morgan Stanley commitment letter with several material terms bracketed and remaining subject to Morgan Stanley’s diligence.

Throughout the day on February 17, 2010, representatives of AMICAS and Merge continued to negotiate the terms of the transaction. During these negotiations, AMICAS continued to indicate to Merge, as AMICAS had indicated in all of its prior discussions, that the most important concern not adequately addressed in Merge’s proposal was the risk of non-consummation, in part based on Merge’s ability to terminate the transaction without a significant financial penalty. After extended and continuous discussions, representatives from Merge communicated to Mr. DeNelsky and Dr. Kahane that Merge would be willing to put a substantial sum of money — $30 million — at risk to secure the transaction, in the form of a reverse termination fee and an escrow account that AMICAS had access to. During the evening of February 17, 2010, Mr. DeNelsky and Dr. Kahane believed that an agreement in principle had been reached on this point, as well as on the other remaining unresolved terms such that the AMICAS Board of Directors could conclude that the Merge proposal was a Superior Proposal.

However, later in the evening on February 17, 2010 counsel for the parties negotiated the terms of the proposed merger agreement and during these negotiations Merge’s counsel indicated that Merge did not agree to the key point discussed earlier — the $30 million reverse termination fee.

On the morning of February 18, 2010, the board of directors met telephonically to discuss the terms of the proposed merger agreement. Representatives of Raymond James and Mintz Levin were present at this meeting. Dr. Kahane provided the board with an update on the discussions between Dr. Kahane, Management and representatives from Merge. Mintz Levin then reviewed with the board progress in negotiating the terms of the proposed merger agreement and Raymond James reviewed with the board the financing terms. Mr. DeNelsky and Dr. Kahane indicated that they believed, based on their discussions with Merge to date, that additional discussions with Merge were likely to yield a proposal that the Board would view as a Superior Proposal. The board directed Raymond James and Management to continue discussions with Merge and to encourage Merge to make the previously articulated improvements to its expressions of interest so that it would be disclosed to its stockholders.

The board reconvened during the afternoon of February 18, 2010. Dr. Kahane provided the board with an update on the discussions between Management and representatives from Merge. Dr. Kahane noted that the $30 million reverse termination fee did not appear in the latest proposal received from Merge’s counsel. Rather Merge proposed a $20 million reverse termination fee without an AMICAS controlled escrow arrangement. Mintz Levin then reviewed with the board the status of the Court proceedings and the Company’s obligations to the Court. After review and discussion, the board of directors unanimously determined that Merge’s expression of interest was not a Superior Proposal. In making this determination, the board of directors noted, among other things, that:

•	Merge had not provided for the $30 million reverse termination fee that had been discussed;

•	Merge’s financing for $200 million was subject to certain contingencies;

•	Merge required that the Company reimburse Merge’s payment of the Thoma Bravo break-up fee under certain circumstances;

•	Merge continued to resist an escrow of funds that would be available to AMICAS to secure its reverse termination fee;

•	Merge required approximately 62% of AMICAS’ outstanding stock be tendered as compared to a majority vote for the Thoma Bravo transaction; and

•	Merge had refused to provide access to diligence so that the Company could better understand the financing risk attendant with Merge’s expression of interest.

On February 18, 2010, the Court ordered that the special meeting of stockholders scheduled to be held on February 19, 2010 be adjourned pending a full hearing on the merits of the plaintiff’s allegations concerning the adequacy of the Company’s disclosures in its proxy statement. In response, on the evening of February 18, 2010, the board of directors again met telephonically and unanimously determined that a failure to adjourn the February 19 stockholder meeting would constitute a breach of the board’s fiduciary duties to the Company’s stockholders and voted to adjourn the stockholder meeting until March 4, 2010. The board of directors also reaffirmed its support of the merger with Thoma Bravo.

On February 19, 2010, the stockholder meeting was convened and adjourned to March 4, 2010.

On February 19 and 20, 2010, the Company continued negotiations with Merge focused on the ability of the Company to access escrowed funds to secure the reverse termination fee, the terms and conditions under which Merge and AMICAS would pay termination fees to one another and the responsibility for the Thoma Bravo termination fee.

On the morning of February 21, 2010, the Company received another expression of interest from Merge. Merge indicated that it would not negotiate its offer any further. Specifically, Merge stated “We have decided that we will maintain this offer until it is rejected by your stockholders or topped on price by a competing bid. We will not, however, continue to negotiate our offer....” This expression of interest was significantly less favorable to AMICAS than Merge’s most recent expression of interest. For example, AMICAS would not be entitled to a $30 million reverse termination fee secured by an escrow account that AMICAS had access to and AMICAS would be responsible for paying the Thoma Bravo break-up fee and also a separate break-up fee to Merge in most circumstances if the Merge transaction did not close. Additionally, this expression of interest continued to include provisions that put AMICAS’ stockholders at greater risk such as Merge’s ability to delay both the commencement and the closing of its tender offer, which would extend the period in which AMICAS’ stockholders bear the risk that the acquisition of AMICAS will fail.

The expression of interest was accompanied by a signed Morgan Stanley commitment letter that eliminated the diligence condition and contained final terms. Nevertheless, Morgan Stanley’s obligations thereunder remained subject to the following conditions, among others:

1. Merge raising up to $50 million of mezzanine financing, and negotiating and documenting the terms and conditions of the mezzanine financing.

2. Negotiation, execution and delivery of definitive loan agreements satisfactory to Morgan Stanley.

3. The absence of a combined Merge and AMICAS material adverse change.

4. The accuracy and completeness of all Merge representations and warranties in the loan documents and in all information furnished to Morgan Stanley.

5. Merge meeting all of Morgan Stanley’s syndication requirements.

6. The accuracy and completeness of certain AMICAS representations and warranties.

7. The accuracy of combined company financial projections provided by Merge to Morgan Stanley.

8. The commitment letter could be amended by Morgan Stanley and Merge.

9. Morgan Stanley’s receipt and approval of audited financial statements for Merge and AMICAS for calendar year 2009.

10. Morgan Stanley’s receipt of evidence of solvency of the combined company.

These conditions troubled the board of directors because, among other reasons, Merge could fail to agree with Morgan Stanley’s proposed loan documentation; AMICAS had been given no diligence materials relating to Merge such that AMICAS had no way of meaningfully determining whether a material adverse change was likely, could not be confident that the financial projections provided by Merge to Morgan Stanley were based on reasonable assumptions, and had no sense of the likelihood of Morgan Stanley receiving satisfactory evidence of solvency; and AMICAS had no control over amendments to the commitment letter that could impose additional conditions.

On the afternoon of February 21, 2010, the AMICAS board met telephonically to consider this expression of interest. Representatives of Mintz Levin, Morris Nichols and Raymond James attended the meeting. The board discussed Merge’s revised expression of interest. Mintz Levin then reviewed with the board the terms of the current expression of interest. Raymond James offered their view of the terms and conditions of the expression of interest. The board then continued to discuss the expression of interest, focusing on the conditionality of the Morgan Stanley commitment and the unfavorable changes in the termination fee provisions. The board was also concerned about the timing and need for audited financial statements of Merge and AMICAS as a condition to the Morgan Stanley commitment and thus the Merge transaction. Mr. DeNelsky led the board’s discussion of these concerns and each board member expressed his views. The board then unanimously determined that this expression of interest was not a Superior Proposal.

On February 22 through February 24, 2010, the Company continued negotiations with Merge focused on, among other items, the willingness of Merge to provide a $30 million reverse termination fee, the ability of the Company to access escrowed funds to secure the reverse termination fee, the terms and conditions under which Merge and AMICAS would pay termination fees to one another and the responsibility for the Thoma Bravo termination fee.

On February 24, 2010, the AMICAS board met telephonically to consider the terms of a revised expression of interest from Merge, which included an executed definitive commitment letter for $200 million of bridge financing from Morgan Stanley and confirmation that Merge would place a portion of the pre-funded proceeds received from its mezzanine investors into an escrow account directly accessible by AMICAS. Representatives of Mintz Levin, Morris Nichols and Raymond James attended the meeting. Dr. Kahane provided the board with an update on the discussions between Mr. DeNelsky, Dr. Kahane and the representatives from Merge. Mintz Levin and Raymond James then reviewed with the board the terms of the current proposed expression of interest. The board discussed the expression of interest, focusing on the terms of the break-up fee to be paid to Thoma Bravo, the terms of the reverse break-up fee to be paid to AMICAS and risks related to Merge’s ability to complete the financing. Mr. DeNelsky led the board’s discussion of these concerns and each board member expressed his views. The board then directed Dr. Kahane, Mr. DeNelsky and representatives from Mintz Levin to continue negotiations with Merge and scheduled a meeting for the following day.

On February 25, 2010, the AMICAS board of directors met telephonically to further discuss the terms of the revised expression of interest. Representatives of Mintz Levin, Morris Nichols and Raymond James were present at this meeting. Dr. Kahane provided the board with an update on the discussions between Dr. Kahane, Management and representatives from Merge. Mintz Levin then reviewed with the board progress in negotiating the terms of the proposed merger agreement. A discussion ensued, focusing on limitation of liability and diligence issues. The board noted, among other things, that the draft documents received earlier in the day from Merge’s counsel contained a $30 million reverse termination fee that was secured by escrowed funds to which the Company had access, but that Merge’s total liability upon breach was capped at $30 million. The board directed Management and representatives from Mintz Levin to continue discussions with Merge over the next 48 hours and scheduled a further meeting upon receipt of a revised merger agreement.

On February 26 and February 27, 2010, the Company continued negotiations with Merge and conducted a high level diligence review of Merge. On February 28, 2010, the board of directors met telephonically to discuss the terms of the proposed merger agreement. Representatives of Mintz Levin, Morris Nichols and Raymond James attended the meeting. Dr. Kahane provided the board with an update on the discussions between Dr. Kahane, Mr. DeNelsky, Raymond James and representatives from Merge. Mintz Levin then reviewed with the board progress in negotiating the terms of the proposed merger agreement. After discussion, and in consultation with its legal and financial advisors, the board then unanimously determined that the Merge expression of interest was a Superior Proposal contingent upon Merge’s agreement (i) to increase the cap on its liability upon breach of $50 million, (ii) to support a retention bonus program for certain non-executive employees, and (iii) that the Thoma Bravo break-up fee should not be reimbursed if a single person or affiliated group were to acquire 15% of the Company’s shares outstanding. The board then directed Mr. DeNelsky, Dr. Kahane, Raymond James and representatives from Mintz Levin to continue discussions with Merge over the next 24 hours and scheduled a meeting for the next day.

On the evening of February 28, 2010, the parties reached an agreement on the updated versions of the proposed merger agreement and associated documents. Merge submitted an executed binding offer letter and executed the Merger Agreement to AMICAS. On the morning of March 1, 2010, the board of directors convened a telephonic meeting with Management, Mintz Levin, Morris Nichols and Raymond James in attendance. Dr. Kahane provided the board with an update on the discussions between Dr. Kahane, Management and representatives from Merge. Counsel then reviewed with the board of directors a discussion of the Merger Agreement and related agreements which had been distributed to the board of directors. Raymond James then provided a brief update of its progress reviewing the financial fairness of the Merger Consideration and indicated that, based on the Merger Consideration, Raymond James did not foresee any obstacles to completing its review and delivering an opinion with respect to such fairness should the Board request it upon termination of negotiations with Thoma Bravo. After a discussion, and in consultation with its financial and legal advisors, the board unanimously determined that the binding offer letter and Merger Agreement was a Superior Proposal. The board then authorized AMICAS’ to terminate the Thoma Bravo Merger Agreement and to enter into a definitive merger agreement with Merge, if and only if AMICAS had complied with the Thoma Bravo Merger Agreement (including the notice and negotiation periods), and absent any revisions to the Thoma Bravo Merger Agreement such that the Merger proposal would no longer be a Superior Proposal. The board then directed Management to provide written notice to Thoma Bravo, pursuant to Section 5.6(e) and Section 7.1(d) of the Thoma Bravo Merger Agreement, that the Board had received a written Acquisition Proposal (as that term is defined in the Thoma Bravo Merger Agreement) that was not withdrawn and that the board had concluded was a Superior Proposal and, absent any revision to the terms and conditions such that the Merge proposal would no longer be a Superior Proposal, the board had resolved to terminate the Thoma Bravo Merger Agreement, and to include in the notice the basis for such termination as discussed at the meeting. The board also resolved to further adjourn the special meeting of stockholders previously scheduled to reconvene on March 4, 2010. The board determined that the meeting would be reconvened on March 4, 2010 and be adjourned to March 16, 2010.

From March 1 through March 4, 2010, in accordance with the Thoma Bravo Merger Agreement, AMICAS negotiated in good faith with Thoma Bravo, as required under the Thoma Bravo Merger Agreement, to make such adjustments in the terms and conditions of the Thoma Bravo Merger Agreement such that Merge’s proposal would cease to constitute a Superior Proposal.

On March 4, 2010, the stockholder meeting was convened and adjourned to March 16, 2010.

On the evening of March 4, 2010, Thoma Bravo notified AMICAS that it would not be proffering a counter proposal and waived the remainder of the notice period pursuant to Section 5.6(e) of the Thoma Bravo Merger Agreement.

On March 5, 2010, the AMICAS board of directors met telephonically with representatives of Raymond James, Mintz Levin and Morris Nichols participating, to discuss the Merger Agreement and consider whether or not to approve it and recommend that the Company’s stockholders tender their Shares in the Offer and adopt the Merger Agreement in light of Thoma Bravo’s decision. Dr. Kahane provided the board with an update on the discussions between Dr. Kahane, Management and representatives from Thoma Bravo. Counsel then reviewed with the board of directors a discussion of the Merger Agreement and related agreements which had been distributed to the board of directors. Raymond James gave a detailed presentation of the financial analyses conducted by it and rendered its oral opinion, which was also delivered in writing, that, as of that date, and based on various assumptions, qualifications and limitations described in such opinion, the consideration to be received in the Offer and Merger (taken together) by the holders of the Company’s Common Stock was fair, from a financial point of view, to such stockholders. After discussions among the participants to address questions from members of the board, the board of directors, in consultation with its financial and legal advisors, by a unanimous vote, (1) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (2) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

Later on the same day, AMICAS notified Thoma Bravo of its termination of the Thoma Bravo Merger Agreement and paid a termination fee of $8.6 million, half of which was reimbursed by Merge. AMICAS contemporaneously signed and delivered the Merger Agreement and its execution was announced in a joint press release.

On March 5, 2010, the parties to the litigation appeared before the Superior Court for a status conference during which the Company informed the Court that the Company had terminated the Thoma Bravo Merger Agreement and entered into the Merger Agreement. In light of these developments, the Court signed an order dismissing the plaintiffs’ claims as moot, which was issued the following week. On March 9, 2010, Merge filed a Notice of Dismissal, without prejudice, with respect to its complaint. The Court has scheduled a status conference for March 25, 2010 to address the handling of impounded documents and any application for attorneys’ fees submitted by plaintiffs.

On March 16, 2010, the stockholder meeting was re-convened, and Dr. Kahane, as chairman of the meeting, declared that it would be inappropriate to proceed, and concluded the meeting.

Reasons for the Recommendation of the Company’s Board of Directors

After careful consideration, on March 5, 2010, the AMICAS board of directors unanimously (1) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (2) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and adopt the Merger Agreement. Accordingly, the AMICAS board of directors recommends that stockholders vote FOR the proposal to adopt the Merger Agreement and FOR any adjournment proposal by AMICAS’ board of directors.

The material factors and potential benefits of the Merger considered by AMICAS’ board of directors, each of which support the determination and recommendation set forth above, include the following:

•	the recent and historical market prices of AMICAS Common Stock, including the market price of AMICAS Common Stock relative to those of other industry participants and general market indices, and the fact that the $6.05 per share cash Merger Consideration represents a premium of approximately 9.6% to the average closing price of AMICAS Common Stock during the 30 trading days ending on March 4, 2010, the last trading day before the announcement of the Merger Agreement, and a premium of approximately 26.2% based on the 90-day average price of AMICAS Common Stock as of such date;

•	the $6.05 per share cash purchase price represents a premium of approximately 13% percent over the $5.35 per share price contemplated by the Thoma Bravo Merger Agreement;

•	the $6.05 per share cash purchase price represents a premium of approximately 38.8% over AMICAS’ volume-weighted average share price during the 30 trading days ending December 24, 2009, the last trading day prior to the public announcement of the Thoma Bravo Merger Agreement, and a 55.8% premium over AMICAS’ volume-weighted average share price during the 90 trading days ending December 24, 2009;

•	the current volatile state of the economy and general uncertainty surrounding forecasted economic conditions in both the near-term and the long-term, globally as well as within the healthcare information technology industry;

•	the proposed changes in the laws, rules, and regulations governing healthcare in the United States, and the impact of such changes on the Company’s customer base and their respective reimbursement prospects, and the resulting potential impact on the Company’s revenues and prospects;

•	the increasing and disproportionate costs of operating as a small public company;

•	AMICAS’ historical performance relative to its operating plan and strategic goals;

•	the increased competition from much larger-scale competitors;

•	the cash consideration of $6.05 per share was likely the most favorable financial consideration that could be obtained from Parent;

•	the Merger Consideration is all cash, allowing AMICAS stockholders to immediately realize at the closing of the Merger a fair value in cash for their investment and certainty of value for their AMICAS shares;

•	the absence of a financing condition in the Merger Agreement, and the $240 million of debt and equity commitments obtained to finance the transaction;

•	Merge and Morgan Stanley Senior Funding, Inc. executed a definitive commitment letter for $200 million of debt financing, and Merge obtained $40 million of equity purchase commitments from private investors for the issuance of Merge common stock and a new class of Merge non-voting preferred stock (the “Equity Commitment Letters”);

•	the investors contributed cash in the amount of the purchase price of the equity securities, $30 million of which Merge placed into an escrow account directly accessible by AMICAS, until either the equity investment is completed or the expiration of the Equity Commitment Letters, pursuant to the terms of an escrow agreement;

•	that, upon termination under specified circumstances, Merge would be required to pay AMICAS a termination fee of $25.7 million and up to an additional $24.3 million of liability, if damages incurred exceed $25.7 million;

•	the absence of any significant antitrust risk;

•	AMICAS’ board of directors belief that the Merger was more favorable to AMICAS stockholders than the potential value that might result from other alternatives available, including continuing to operate in the ordinary course of business and the alternatives of pursuing other strategic initiatives;

•	AMICAS’ board of directors belief that prospective improvements in AMICAS’ operating performance and financial results are fairly compensated by the price in the proposed transaction, in light of the risks to the achievement of such improvements, including significant execution risks on a going forward basis;

•	the opinion and financial presentation dated March 5, 2010 of Raymond James to the board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the $6.05 per share Merger Consideration to be received by holders of AMICAS Common Stock, as more fully described below under “Opinion of Raymond James & Associates, Inc.” beginning on page 27; and

•	the availability of statutory appraisal rights to holders of AMICAS Common Stock who comply with all of the required procedures under Delaware law, which allows such holders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery.

AMICAS’ board also considered certain material risks or potentially adverse factors in making its determination and recommendation, including the following:

•	the fact that the $6.05 price per share will represent the maximum price per share receivable by AMICAS stockholders unless the Merger Agreement is terminated in accordance with its terms, and that AMICAS will cease to be a public company and its stockholders will no longer participate in any future earnings or growth of AMICAS and therefore will not benefit from any appreciation in the Company’s value, including any appreciation in value that could be realized as a result of improvements to operations;

•	the fact that gains from all-cash transactions are generally taxable to AMICAS stockholders for U.S. federal income tax purposes;

•	the fact that Merge required that the Company reimburse Merge’s payment of the Thoma Bravo break-up fee under certain circumstances;

•	the fact that Merge required approximately a greater percentage of AMICAS’ outstanding stock be tendered as compared to a majority vote for the Thoma Bravo transaction;

•	the fact that some of the Company’s directors and named executive officers, as stockholders, may have interests that may differ from those of AMICAS’ other stockholders;

•	the restrictions on the conduct of AMICAS’ business prior to the completion of the Merger, requiring AMICAS to conduct business only in the ordinary course, subject to specific limitations, which could delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger and the length of time between signing and closing when these restrictions are in place; and

•	the possibility of disruption to AMICAS’ operations following the announcement of the Merger, and the resulting effect if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effects on the Company’s business and its relationships with customers and suppliers.

The foregoing summarizes the material factors considered by the board of directors in its consideration of the Merger. After considering these factors, the board of directors concluded that the positive factors relating to the Merger Agreement and the Merger outweighed the potential negative factors. In view of the wide variety of factors considered by the board of directors and the complexity of these matters, the board of directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the board of directors may have assigned different weights to various factors. The board of directors, by a unanimous vote, approved and declared the advisability of the Merger Agreement based upon the totality of the information presented to and considered by it.

Opinion of Raymond James & Associates, Inc.

Pursuant to an engagement letter dated September 22, 2009, as amended, we retained Raymond James as our exclusive financial advisor in connection with our review of strategic alternatives. At the meeting of our board of directors on March 5, 2010, Raymond James delivered to our board of directors its opinion that, as of such date and based upon, and subject to, various qualifications and assumptions described with respect to its opinion, the consideration to be received by holders of AMICAS Common Stock (other than the Parent and its affiliates) in the proposed the proposed Offer and Merger (together and not separately, the “Transaction”) was fair, from a financial point of view, to such holders.

In selecting Raymond James as its exclusive financial advisor in connection with the proposed Transaction, our board of directors considered, among other things, the fact that Raymond James is a reputable investment banking firm with substantial experience providing strategic advisory services to companies like AMICAS. Raymond James, as part of its investment banking business, is continuously engaged in the valuations of businesses and securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings and valuations for corporate and other purposes.

The full text of the written opinion of Raymond James, dated March 5, 2010, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex II to this Schedule 14D-9. Raymond James’s opinion, which is addressed to our board of directors, is directed only to the fairness, from a financial point of view, to the holders of AMICAS Common Stock (other than the Parent and its affiliates), of the consideration to be received in the proposed Transaction by such holders. Raymond James expressed no opinion on the relative merits of the Transaction compared to any alternative that might be available to AMICAS or the terms of the Merger Agreement. Raymond James’s opinion does not constitute a recommendation to our board of directors or any holder of AMICAS Common Stock as to whether such party should tender its shares into the Offer or how such party should vote or otherwise act in connection with the proposed Transaction and does not address any other aspect of the proposed Transaction or any related transaction. Raymond James’s opinion does not address the fairness of the proposed Transaction to, or any consideration that may be received by, the holders of any other class of securities, creditors or constituencies of AMICAS, or the underlying decision by AMICAS or our board of directors to approve the Merger Agreement or to terminate the Thoma Bravo Merger Agreement. Raymond James expressed no opinion as to the price at which AMICAS Common Stock or any other securities would trade at any future time. In addition, Raymond James did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by our officers, directors, or employees, or any class of such persons, in connection with or as a result of the Transaction. Raymond James’s opinion was authorized for issuance by the Fairness Opinion Committee of Raymond James. The summary of the opinion of Raymond James set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Holders of AMICAS Common Stock are urged to read the Raymond James opinion in its entirety.

In arriving at its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated as of February 28, 2010;

•	reviewed the Company’s financial results for the year ended December 31, 2009 as provided by management;

•	reviewed the Company’s annual report filed on Form 10-K for the fiscal year ended December 31, 2008;

•	reviewed the Company’s quarterly reports filed on Form 10-Q for the quarters ended September 30, 2009, June 30, 2009, and March 31, 2009;

•	reviewed certain other publicly available information regarding the Company;

•	reviewed other Company financial and operating information provided by the Company;

•	discussed the Company’s operations, historical financial results, future prospects and performance, and certain other information related to the aforementioned with certain members of the Company’s management team;

•	reviewed the historical stock price and trading activity for the Company’s Common Stock;

•	compared certain financial and stock price-related information for the Company with similar information for certain other publicly-traded companies with businesses, or with business segments, deemed by Raymond James to be similar in certain respects to those of the Company;

•	reviewed the financial terms and conditions of certain recent business combinations involving companies in businesses, or with business segments, deemed by Raymond James to be similar in certain respects to those of the Company;

•	reviewed certain historical information related to premiums paid in acquisitions of publicly-traded companies within a size range similar to the proposed Transaction;

•	performed a discounted cash flow analysis based on the Company’s financial projections for the five-year period ending December 31, 2014; and

•	considered such other quantitative and qualitative factors that Raymond James deemed to be relevant to its evaluation.

Raymond James did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it by us or any other party, including, without limitation, any financial information, forecasts, or projections considered in connection with the rendering of its opinion. For purposes of its opinion, Raymond James assumed and relied upon, with permission from our board of directors, the accuracy and completeness of all such information. Raymond James did not conduct a physical inspection of any of our properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of our assets or liabilities (contingent or otherwise). With respect to the Company’s financial projections and estimates, including the Company’s publicly announced financial guidance, along with other information and data provided to or otherwise reviewed by or discussed by certain members of the Company’s management team with Raymond James, Raymond James (i) assumed, with permission from our board of directors, that such financial projections, estimates and other such information and data had been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management and (ii) relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no view as to any such projections or estimates or the bases and assumptions on which there were prepared.

In rendering its opinion, Raymond James assumed that the Transaction would be consummated on the terms described in the Merger Agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement, and that all conditions to the consummation of the Transaction will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory, or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory, or other consents and approvals necessary for the consummation of the Transaction, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications, or waivers made that would have any material adverse effect on AMICAS. Raymond James expressed no opinion regarding the structure or tax consequences of the Transaction, or the availability or advisability of any alternatives to the Transaction.

Raymond James’s opinion is necessarily based on economic, market, and other conditions and the information made available to Raymond James as of March 4, 2010. It should be understood that subsequent developments could affect Raymond James’s opinion and that Raymond James does not have any obligation to reaffirm its opinion.

Summary of Financial Analyses Conducted by Raymond James

The following is a summary of the material financial analyses underlying Raymond James’s opinion, dated March 5, 2010, delivered to our board of directors in connection with the Transaction at a meeting of our board of directors on March 5, 2010. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Raymond James or by our board of directors. Considering such data without considering the full narrative description of the financial analyses could create a misleading or incomplete view of Raymond James’s financial analyses.

In arriving at its opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following summarizes the material financial analyses presented by Raymond James to our board of directors at its meeting on March 5, 2010 and considered by Raymond James in rendering its opinion. The description below explains Raymond James’s methodology for evaluating the fairness, from a financial point of view, of the consideration to be received in the proposed Transaction by the holders of AMICAS Common Stock (other than the Parent and its affiliates). No company or transaction used in the analyses described below was deemed to be directly comparable to AMICAS or the Transaction, and the summary set forth below does not purport to be a complete description of the analyses or data presented by Raymond James.

Historical Stock Trading Analysis

Raymond James analyzed the performance of AMICAS Common Stock between December 23, 2008 and December 23, 2009, the day prior to the signing and delivery of the Thoma Bravo Merger Agreement. During this period, AMICAS Common Stock achieved a closing price high of $4.71 and a closing price low of $1.51. The results of the historical stock trading analysis are summarized below.

		Implied Premium of
	Price	Transaction Consideration

Transaction consideration	$6.05	—
One-day volume-weighted average price* (“VWAP”)	$4.36	38.8%
Five-day VWAP	$4.39	37.8%
30-day VWAP	$4.36	38.8%
60-day VWAP	$4.04	49.8%
90-day VWAP	$3.94	53.6%

*	Volume weighted average price is the ratio of the value traded to total volume traded over a particular time horizon prior to December 23, 2009, as provided by Bloomberg. Raymond James used a volume weighted average price to analyze historical prices of AMICAS Common Stock because closing prices for shares of companies that have relatively small average trading volumes, such as AMICAS, are subject to increased levels of volatility that may not accurately reflect market prices at which shares are generally traded over a particular period of time.

Selected Public Companies Analysis

Raymond James compared certain operating, financial, trading, and valuation information for AMICAS to similar publicly available operating, financial, trading, and valuation information for four selected companies, each of which Raymond James believes to have a business model reasonably similar, in whole or in part, to that of AMICAS. These selected companies included:

•	Merge Healthcare, Inc.;

•	Nighthawk Radiology Holdings, Inc.;

•	Virtual Radiologic Corporation; and

•	Vital Images, Inc.

For each of the selected companies, Raymond James calculated and analyzed the multiples of enterprise value (calculated as the sum of the value of common equity on a fully diluted basis and the value of net debt) divided by (i) revenue and (ii) earnings before interest, income taxes, depreciation, and amortization, or EBITDA (adjusted for non-recurring income and expenses), for the year ended December 31, 2009 and the projected year ending December 31, 2010. Raymond James also calculated and analyzed the multiples of price per share divided by the projected diluted earnings per share (“EPS”) (adjusted for non-recurring income and expenses) for the year ended December 31, 2009 and the projected year ending December 31, 2010. Raymond James reviewed the relative valuation multiples of the selected companies and compared them to the corresponding multiples for AMICAS implied by the merger consideration of $6.05 per share of AMICAS common stock. The results of the selected public company analysis are summarized below:

	AMICAS
	(Implied by		Selected
	the Transaction		Companies
Multiple	Consideration)		Mean		Median

Enterprise Value/Revenue:
Calendar Year (“CY”) 2009	2.2	x	1.5	x	1.4	x
CY2010	1.8	x	1.3	x	1.3	x
Enterprise Value/EBITDA:
CY2009	13.8	x	10.1	x	6.3	x
CY2010	10.3	x	8.6	x	6.0	x
Price/EPS:
CY2009	28.4	x	10.6	x	13.0	x
CY2010	23.3	x	11.9	x	12.8	x

Raymond James then applied the mean and median multiples of the selected companies to the relevant AMICAS revenue, EBITDA, and EPS metrics, using the Company’s publicly announced financial guidance and consensus Wall Street analyst estimates, to determine a range of implied AMICAS enterprise values. After adjusting for our net debt, Raymond James reviewed the range of per share prices derived in the selected public companies analysis and compared them to the merger consideration of $6.05 per share for AMICAS. The results of the selected public companies analysis are summarized below:

	AMICAS
	(Transaction	Selected Companies
Equity Value per Share	Consideration)	Mean	Median

Enterprise Value/Revenue:
CY2009	$6.05	$4.52	$4.22
CY2010	$6.05	$4.89	$4.72
Enterprise Value/EBITDA:
CY2009	$6.05	$4.74	$3.42
CY2010	$6.05	$5.27	$4.03
Price/EPS:
CY2009	$6.05	$2.25	$2.76
CY2010	$6.05	$3.10	$3.34

No company utilized in the selected companies analysis is identical to AMICAS, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning our financial and operating characteristics and other factors that would affect the companies to which AMICAS is being compared.

Selected Transactions Analysis

Raymond James derived a range of potential values for AMICAS relative to the valuation of the target companies in twelve select mergers and acquisitions involving companies that Raymond James believed to have similar business models, in whole or in part, to that of AMICAS and were announced and completed (or were then pending) between January 1, 2005 and March 4, 2010. The selected transactions considered included the following:

•	Francisco Partners Management LLC pending acquisition of Quadramed Corp., announced in December 2009;

•	AMICAS, Inc. acquisition of Emageon Inc., closed in April 2009;

•	HealthPort Inc. acquisition of ChartOne, Inc., closed in September 2008;

•	St. Jude Medical Inc. acquisition of EP Medsystems, Inc., closed in July 2008;

•	Companion Technologies Corporation acquisition of Smart Document Solutions, LLC, closed in June 2007;

•	Battery Ventures acquisition of Quovadx, Inc., closed in July 2007;

•	Nighthawk Radiology Holdings, Inc. acquisition of The Radlinx Group, LTD, closed in April 2007;

•	McKesson Corporation acquisition of Per-Se Technologies, Inc., closed in January 2007;

•	Koninklijke Philips Electronics NV acquisition of Witt Biomedical Corporation, closed in April 2006;

•	GE Healthcare Ltd. acquisition of IDX Systems Corp., closed in January 2006;

•	Per-Se Technologies, Inc. acquisition of NDCHealth Corp., closed in January 2006;

•	Merge Healthcare, Inc. acquisition of Cedara Software Corporation, closed in June 2005.

Raymond James calculated and analyzed the valuation multiples of transaction enterprise value compared to the revenue and EBITDA (adjusted for non-recurring income and expenses) of the target companies, in each case for the reported twelve month period prior to announcement of the transaction, where such information was publicly available. Raymond James reviewed the relative valuation multiples of the selected target companies and compared them to the corresponding multiples for AMICAS implied by the merger consideration of $6.05 per share of AMICAS Common Stock. The results of the selected transactions analysis are summarized below:

	AMICAS
	(Implied by
	the Transaction		Target Companies
Multiple	Consideration)		Mean		Median

Revenue	2.2	x	2.2	x	2.2	x
EBITDA	13.8	x	13.4	x	13.8	x

Raymond James then applied the mean and median multiples of the selected target companies to the relevant AMICAS revenue and EBITDA metrics, using the Company’s publicly announced financial guidance, to determine a range of implied AMICAS enterprise values. After adjusting for our net debt, Raymond James reviewed the range of per share prices derived in the selected transactions analysis and compared them to the offer price of $6.05 per share for AMICAS. The results of the selected transactions analysis are summarized below:

	AMICAS	Target
	Transaction	Companies
Equity Value per Share	Consideration	Mean	Median

CY2009:
Revenue	$6.05	$6.12	$6.05
EBITDA	$6.05	$5.91	$6.05

No transaction utilized in the selected transactions analysis is identical to the proposed Transaction, including the timing or size of the transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning our financial and operating characteristics and other factors that would affect the selected transactions to which AMICAS is being compared.

Premiums Paid Analysis

For informational purposes, Raymond James calculated and analyzed the premiums paid in all-cash acquisitions for 68 U.S. publicly-traded companies with transaction enterprise values between $100 and $500 million that were announced and completed between September 1, 2007 and March 4, 2010.

Raymond James’s analysis was based on the one-, five-, thirty-, sixty- and ninety-day average implied premiums paid in such transactions. The implied premiums in this analysis were calculated by comparing the publicly disclosed transaction price to the target company’s one-, five-, thirty-, sixty- and ninety-day average stock price prior to the announcement of each of the applicable transactions. Raymond James compared the one-, five-, thirty-, sixty- and ninety-day average implied premiums paid for the target companies to the corresponding average implied premiums for AMICAS based on the merger consideration of $6.05 per share of AMICAS common stock relative to the price of AMICAS Common Stock as of December 23, 2009, as summarized below:

	AMICAS
	(Implied by	Target
	the Transaction	Companies
Implied Premiums Paid	Consideration)	Mean	Median

One-day premium	38.1%	64.6%	44.6%
Five-day premium	35.3%	65.1%	48.4%
30-day premium	48.3%	61.0%	42.1%
60-day premium	68.1%	52.7%	42.5%
90-day premium	82.2%	40.2%	34.8%

The implied price per share range for AMICAS shown in the table below was calculated with the above transaction premiums using the average closing prices of AMICAS common stock as measured from December 23, 2009.

	AMICAS	Target
	(Transaction	Companies
Implied Premiums Paid	Consideration)	Mean	Median

One-day premium	$6.05	$7.21	$6.33
Five-day premium	$6.05	$7.38	$6.63
30-day premium	$6.05	$6.57	$5.80
60-day premium	$6.05	$5.50	$5.13
90-day premium	$6.05	$4.66	$4.47

No transaction utilized in the premiums paid analysis is identical to the Transaction, including the timing or size of the transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning our financial and operating characteristics and other factors that would affect the acquisition value of companies to which AMICAS is being compared.

Discounted Cash Flow Analysis

Raymond James calculated and analyzed the discounted present value of our projected free cash flows for the years ending December 31, 2010 through 2014 on a standalone basis. Raymond James defined free cash flows as earnings after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital.

The discounted cash flow analysis was based on projections of our financial performance provided to Raymond James by certain members of our management team. Consistent with the periods included in the financial projections, Raymond James used a range of perpetual growth rates from 3.0% to 4.0% to derive a range of terminal values for us in 2014.

The projected free cash flows and terminal values, including the future tax benefits associated with the utilization of net operating losses as described to Raymond James by certain members of our management team, were discounted using rates ranging from 11.0% to 15.0%, which reflects our weighted average cost of capital. The resulting range of present equity values was divided by the number of diluted shares outstanding in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices implied by the discounted cash flow analysis and compared them to the merger consideration of $6.05 per share of AMICAS common stock. The results of the discounted cash flow analysis are summarized below:

	AMICAS
	(Implied by
	the Transaction	Present Equity Value
Discounted Cash Flow	Consideration)	Low	High

Equity value per share	$6.05	$4.43	$6.36

Additional Considerations

The foregoing summary describes all analyses and quantitative factors that Raymond James deemed material in its presentation to our board of directors but is not a comprehensive description of all analyses performed and factors considered by Raymond James in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

The analyses are not appraisals nor do they necessarily reflect the prices at which assets or securities actually may be sold. In performing its analyses, Raymond James made, and was provided by certain members of our management team with, numerous assumptions with respect to industry performance, general business, economic, and regulatory conditions and other matters, many of which are beyond the control of AMICAS. The analyses performed by Raymond James, particularly those based on projections or estimates, are not necessarily indicative of actual values, trading values, or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses at the time of the opinion delivery. For example, the projections provided to Raymond James by AMICAS management assumed internal growth only. In the ordinary course of business, AMICAS considers acquisitions, partnerships and strategic relationships. However, AMICAS did not provide to Raymond James any projections reflecting any such transactions because no significant acquisition, partnership or strategic transaction was then probable. Accordingly, Raymond James did not prepare any analyses based on financial projections incorporating the impact of any such transactions. Because the analyses Raymond James performed are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of AMICAS or its advisors, none of AMICAS, Raymond James or any other person assumes responsibility if future results or actual values are materially different from these projections, estimates, or assumptions. All such analyses were prepared solely as a part of Raymond James’s analysis of the fairness, from a financial point of view, of the consideration to be received in the proposed Transaction by holders of AMICAS common stock (other than the Parent and its affiliates). Raymond James’s opinion is directed to our board of directors and is intended for its use in considering the Transaction. The per share consideration was determined through negotiations between our board of directors and the Parent. The opinion of Raymond James was one of many factors taken into consideration by the AMICAS board of directors in making its determination to approve the Transaction. Consequently, the analyses described above should not be viewed as determinative of the opinion of the AMICAS board of directors or management with respect to the value of AMICAS. We placed no limits on the scope of the analysis performed by Raymond James, other than as described above.

The AMICAS board of directors selected Raymond James as financial advisor in connection with the Transaction based on Raymond James’s qualifications, expertise, reputation, and experience in mergers and acquisitions. Upon engagement of Raymond James, AMICAS paid Raymond James a retainer of $50,000. For services rendered in connection with the delivery of an opinion dated December 24, 2009, AMICAS paid Raymond James an investment banking fee upon delivery of its opinion of $250,000. For services rendered in connection with the delivery of its opinion dated March 5, 2010, AMICAS paid Raymond James an additional investment banking fee upon delivery of its opinion of $250,000. Additional compensation of approximately $1.9 million (to be determined at the time of closing of the Transaction) will be payable to Raymond James upon completion of the Transaction. AMICAS also agreed to reimburse Raymond James for expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of AMICAS for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, a Raymond James securities analyst actively covers AMICAS. On November 24, 2009, this analyst disseminated a report to Raymond James clients raising the analyst’s 12-month price target for AMICAS stock to $6.00 per share. As the analyst’s estimate relates to potential future value, Raymond James did not consider the analysis in rendering its fairness opinion.

(c)	Intent to Tender

Each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than any Shares that if tendered would cause him or her to incur liability under the short-swing profits recovery provisions of the Exchange Act. See also the description of the Stockholder Support Agreements in Item 3(b) under the heading “Arrangements with Purchaser and Parent” and the form of Stockholder Support Agreement filed herewith as Exhibit (e)(3). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated September 22, 2009, as amended, the Company engaged Raymond James to act as exclusive financial advisor in connection with the Company Board’s evaluation of a proposed transaction involving the possible sale of the Company. The board of directors selected Raymond James as its financial advisor because it is a reputable investment banking firm with substantial experience providing strategic advisory services to companies like AMICAS. Raymond James, as part of its investment banking business, is continuously engaged in the valuations of businesses and securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings and valuations for corporate and other purposes. Upon engagement of Raymond James, AMICAS paid Raymond James a retainer of $50,000. For services rendered in connection with the delivery of an opinion dated December 24, 2009, AMICAS paid Raymond James an investment banking fee upon delivery of its opinion of $250,000. For services rendered in connection with the delivery of its opinion dated March 5, 2010, AMICAS paid Raymond James an additional investment banking fee upon delivery of its opinion of $250,000. Additional compensation of approximately $1.9 million (to be determined at the time of closing of the Transaction) will be payable to Raymond James upon completion of the Transaction. AMICAS also agreed to reimburse Raymond James for expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James, including liabilities under federal securities laws, relating to, or arising out of, its engagement. A copy of Raymond James’ opinion is attached as Annex II hereto and is incorporated herein by reference.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Except for scheduled vesting of outstanding option awards, there have been no transactions in the Shares on the part of the Company or any executive officer or director or subsidiary or affiliate of the Company during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the board of directors or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

(b)	Required Vote of Stockholders

Under the DGCL, if Purchaser becomes the owner of 90% or more of the outstanding Shares as a result of the Offer, Purchaser will be able to effect the Merger without the approval of AMICAS’ stockholders pursuant to Section 253 of the DGCL. AMICAS has granted Purchaser an irrevocable option (the “Additional Share Option”) to purchase up to that number of Shares equal to the number of Shares that, when added to the Shares owned by Parent and Purchaser immediately following the consummation of the Offer, would give Purchaser ownership of one Share more than 90% of the Shares on a fully diluted basis. The Additional Share Option is excercisable only if Purchaser is able to acquire more than 50%, but less than 90%, of the outstanding Shares in the Offer. If, through the acceptance of the Offer and the exercise of the Additional Shares Option, Purchaser is not the holder of at least 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. The affirmative vote of at least a majority of the outstanding Shares is required to approve the Merger. If Purchaser consummates the Offer by acquiring at least a majority of the outstanding Shares, Purchaser will be able to approve the Merger without the vote of any other stockholder.

(c)	Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not tendered their shares in the Offer or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Holders of shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of Shares may be entitled to receive payment of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”). If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to AMICAS a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto and incorporated by reference herein.

(d)	Delaware Anti-Takeover Statute

As a Delaware corporation, the Company is subject to DGCL Section 203. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of a Delaware corporation’s outstanding voting stock. On March 5, 2010, prior to the execution of the Merger Agreement, the Company’s board of directors by unanimous vote of all directors approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the stockholders of AMICAS. Accordingly, the restrictions in Section 203 are inapplicable to the Offer and the Merger.

(e)	Rights Agreement

On December 5, 2002, the Company adopted a rights agreement (the “Rights Agreement”), which was approved and recommended to the Company’s board of directors by a special committee of the Board consisting of three outside members of the Board. The Rights Agreement is designed to enable all Company stockholders to realize the full value of their investment and to provide for fair and equal treatment of all Company stockholders if there is an unsolicited attempt to acquire control of the Company. The adoption of the Rights Agreement is intended as a means to guard against abusive takeover tactics and was not adopted in response to any specific effort to acquire control of the Company.

Under the Rights Agreement, the Rights will become exercisable if a person becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of the Common Stock of the Company.

On March 5, 2010, the Company entered into an amendment to the Rights Agreement to provide, among other things, that neither the approval, execution or delivery of the Merger Agreement, nor the consummation of the Merger will cause (a) the Rights to become exercisable, (b) a Distribution Date (as such term is defined in the Rights Agreement) to occur (which otherwise would occur on the tenth business day after the commencement of the Offer or the first public announcement of the Purchaser’s intention to commence the Offer), or (c) a Stock Acquisition Date (as such term is defined in the Rights Agreement) to occur.

A copy of the Rights Agreement has been filed with the SEC as an exhibit to a Registration Statement on Form 8-A on January 3, 2003, and is incorporated herein by reference.

(f)	State Anti-Takeover Laws — Other

A number of states have adopted takeover laws and regulations that purport to varying degrees to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have or whose business operations have substantial economic effects in such states, or that have substantial assets, security holders, principal executive offices or principal places of business therein. If any state takeover statute is found to be applicable to the Offer, Purchaser might be unable to accept for payment or purchase the Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase or pay for any Shares tendered.

(g)	Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder by the Federal Trade Commission (“FTC”), the Merger may not be completed until notification and report forms have been filed with the FTC and the Antitrust Division of the Department of Justice (“DOJ”), and the applicable waiting period has expired or been terminated. AMICAS and Merge will file notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ. The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the consummation of the Merger, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the transaction or seeking the divestiture of shares purchased or the divestiture of substantial assets of Merge, AMICAS or their respective subsidiaries. Private parties, state attorneys general and/or foreign governmental entities may also bring legal action under antitrust laws under certain circumstances. Based upon an examination of information available relating to the businesses in which Merge, AMICAS and their respective subsidiaries are engaged, the parties believe that the transaction will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the transaction on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

We believe we are not required to make any other filings nor obtain any other material governmental consents or approvals before the parties’ completion of the Merger. If any such other approvals, consents or filings are required to consummate the Merger, we will seek or make such consents, approvals or filings.

(h)	Additional Share Option

The Company has irrevocably granted to Purchaser an Additional Share Option to purchase (for cash or a note payable) up to that number of Shares as is equal to the number of Shares that, when added to the number of Shares owned by Parent or Purchaser immediately following the consummation of the Offer, will constitute one Share more than 90% (after giving effect to the issuance of the Additional Shares) of the Fully Diluted Shares. The price per Share payable under the Additional Share Option is equal to the Offer Price. The number of Shares issuable upon exercise of the Additional Share Option shall be reduced to the extent that (i) the number of Shares subject thereto exceeds the number of Shares held in treasury by the Company plus the number of authorized Shares available for issuance, or (ii) any provision of applicable law shall prohibit the exercise of the Additional Share Option or the delivery of the Additional Shares in respect of such exercise. The Additional Share Option shall not be exercised until Purchaser has accepted for payment all Shares validly tendered and not withdrawn in the Offer. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated herein by reference.

(i) Section 14(f) Information Statement

The Merger Agreement provides that, promptly upon the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, and from time to time thereafter, the parties will use best efforts such that Purchaser may designate such number of directors to the Company’s board of directors as will give the Purchaser representation on the Company’s board of directors equal to the product of (a) the total number of directors on the Company’s board of directors and (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Parent, Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding; provided, however, that in the event that Purchaser’s designees are appointed or elected to the Company’s board of directors, then until the Effective Time the Company shall use best efforts to cause the Company’s board of directors to have at least two (2) directors who are (i) directors on the date of this Agreement and (ii) independent directors for purposes of the continued listing requirements of the NASDAQ.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company has attached an Information Statement to this Schedule 14D-9 as Annex I. The Information Statement is furnished in connection with the possible election of persons designated by Purchaser, pursuant to the Merger Agreement, to a majority of the seats on the Company’s board of directors, other than at a meeting of the Company’s stockholders.

(j)	Legal Proceedings

On January 14, 2010, a purported stockholder class action complaint was filed in the Superior Court in connection with the announcement of the proposed merger of AMICAS with a subsidiary of Thoma Bravo (the “Thoma Bravo Merger”), entitled Progress Associates, on behalf of itself and all others similarly situated v. AMICAS, Inc., et al., Civil Action No. 10-0174. The complaint names as defendants the Company and its directors, as well as Thoma Bravo. The plaintiff purports to represent similarly situated stockholders of AMICAS. The complaint alleges that the Company and its directors breached fiduciary duties owed to its stockholders in connection with the Thoma Bravo Merger. Specifically, the complaint alleges that the process used was unfair because our directors supposedly failed to solicit strategic buyers and deterred potential buyers other than Thoma Bravo; that the per share price of the proposed Thoma Bravo Merger is inadequate; that our directors had a conflict of interest due to the accelerated vesting of their options and payments thereon and rights to indemnification; and that the proxy statement was materially misleading and/or incomplete because it allegedly failed to disclose the consideration that each director would receive from vesting of his options, the amount of severance to be received by Dr. Kahane, the Company’s Chief Executive Officer, the amount of the fee paid to Raymond James, the number of potential acquirers that were financial and those that were strategic, whether companies not contacted by Raymond James expressed an interest in the Company, and the substance of the discussions between Raymond James and Thoma Bravo between October 8, 2009 and October 18, 2009. The complaint further alleges that Thoma Bravo aided and abetted the alleged breach of fiduciary duties by the Company and its directors. The plaintiff seeks certification of a class, damages, costs and fees.

On February 1, 2010, a follow-on stockholder class action complaint was filed in the same court entitled Lawrence Mannhardt, on behalf of himself and all others similarly situated v. AMICAS, Inc., et al., Civil Action 0-0412, making substantially the same allegations and seeking the same relief. On February 12, 2010, the parties appeared before the Court for a hearing on the plaintiffs’ motion for a preliminary injunction seeking to postpone the special meeting of stockholders scheduled for February 19, 2010. Also on February 12, 2010, the Court entered an order consolidating the two purported stockholder class actions. On February 16, 2010, Merge filed an intervenor complaint. On February 17, 2010, Merge filed a motion for a preliminary injunction. The parties appeared before the Court on February 17, 2010. On February 18, 2010, the Court ordered that the special meeting of stockholders scheduled to be held on February 19, 2010 be adjourned pending a full hearing on the merits of the plaintiff’s allegation concerning the adequacy of the Company’s disclosures in its proxy statement. On February 22, 2010, the Company filed an amendment and supplement to its definitive proxy of January 19, 2010. On March 5, 2010, the parties appeared before the Court for a status conference during which the Company informed the Court that the Company had terminated the Thoma Bravo Merger Agreement and entered into the Merger Agreement. In light of these developments, the Court signed an order dissolving the preliminary injunction and dismissing the plaintiffs’ claims as moot, which was issued on March 5, 2010. On March 9, 2010 Merge filed a Notice of Dismissal, without prejudice, with respect to its complaint. The Court has scheduled a status conference for March 25, 2010 to address the handling of impounded documents and any application for attorneys’ fees submitted by plaintiffs. Although the Company intends to oppose any fee application, the Company cannot predict the amount of fees, if any, the Court may award to plaintiffs.

(k)	Forward-Looking Statements

This Statement contains “forward-looking statements”. These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Company’s Quarterly Reports on Form 10-Q filed with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.		Description

(a	)(1)	Letter to Stockholders of the Company, dated March 19, 2010, from Stephen Kahane, M.D., M.S., Chief Executive Officer of the Company.*
(a	)(2)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder (included as Annex I to this Schedule 14D-9 and incorporated herein by reference).*
(a	)(3)	Offer to Purchase, dated March 19, 2010 (incorporated herein by reference to Exhibit(a)(1)(i) to the Schedule TO of Parent and Purchaser filed with the SEC on March 19, 2010).
(a	)(4)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1)(ii) to the Schedule TO of Parent and Purchaser filed with the SEC on March 19, 2010).
(a	)(5)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(iii) to the Schedule TO of Parent and Purchaser filed with the SEC on March 19, 2010).
(a	)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(iv) to the Schedule TO of Parent and Purchaser filed with the SEC on March 19, 2010).
(a	)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(v) to the Schedule TO of Parent and Purchaser filed with the SEC on March 19, 2010).
(a	)(8)	Summary Advertisement as published on March 19, 2010 in The New York Times (incorporated herein by reference to Exhibit(a)(5)(ii) to the Schedule TO of Merge and Purchaser filed with the SEC on March 19, 2010).
(a	)(9)	Opinion of Raymond James & Associates, Inc., to the Board of Directors of the Company dated March 5, 2010 (included as Annex II to this Schedule 14D-9 and incorporated herein by reference).*
(a	)(10)	Joint Press Release issued by the Company and Parent, dated March 5, 2010 (incorporated herein by reference to the Schedule 14D-9C filed by the Company with the SEC on March 5, 2010).
(e	)(1)	Agreement and Plan of Merger, dated February 28, 2010, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 9, 2010).
(e	)(2)	Escrow Agreement, dated as of March 4, 2010, between the Company, Parent and The Bank of New York Mellon (incorporated herein by reference to Exhibit(d)(4) to the Schedule TO of Merge and Purchaser filed with the SEC on March 19, 2010).
(e	)(3)	Form of Stockholder Support Agreement, dated February 28, 2010 (incorporated herein by reference to Exhibit(d)(6) to the Schedule TO of Parent filed with the SEC on March 19, 2010).
(e	)(4)	Confidentiality Agreement, dated as of January 29, 2010, by and between the Company and Parent (incorporated herein by reference to Exhibit(d)(3) to the Schedule TO of Merge filed with the SEC on March 19, 2010).
(e	)(5)	AMICAS, Inc. 2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on July 24, 2006).
(e	)(6)	2008 Non-Employee Director Compensation Plan (incorporated herein by reference to Exhibit 10.40 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2010).
(e	)(7)	Amended Employment Agreement, dated July 26, 2004, by and between the Company and Stephen N. Kahane (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004).

Exhibit No.		Description

(e	)(8)	Fourth Amendment to Employment Agreement of Stephen N. Kahane, dated February 10, 2009, by and between AMICAS, Inc. and Stephen N. Kahane (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 13, 2009).
(e	)(9)	Employment Agreement, dated April 7, 2009, by and between AMICAS, Inc. and Kevin C. Burns (incorporated by reference as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2008).
(e	)(10)	Second Amendment to Employment Agreement of Kevin C. Burns, dated February 10, 2009, by and between AMICAS, Inc. and Kevin C. Burns (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K, filed with the Commission on March 13, 2009).
(e	)(11)	Employment Agreement, dated March 8, 2009, by and between AMICAS, Inc. and Craig Newfield (incorporated by reference as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).
(e	)(12)	Employment Letter, dated February 3, 2009, by and between AMICAS, Inc. and Frank Stearns (incorporated by reference as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).
(e	)(13)	Employment Letter, dated May 5, 2006, by and between AMICAS, Inc. and Paul Merrild.
(e	)(14)	Employment Letter, dated May 21, 2009, by and between AMICAS, Inc. and Paul Merrild.
(e	)(15)	Form of Stock Option Agreement under 2006 Stock Incentive Plan.
(g	)	Not applicable.

*	Included with copy of Schedule 14D-9 mailed to stockholders.

Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

Annex II — Opinion of Raymond James & Associates, Inc., to the Board of Directors of the Company, dated October 29, 2008.

Annex III — Delaware General Corporation Law Provision Governing Appraisal Rights.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMICAS, INC.

/s/ Stephen N. Kahane, M.D., M.S.

By:	Stephen N. Kahane, M.D., M.S.
Chief Executive Officer and Chairman

Dated: March 19, 2010

ANNEX I

AMICAS, INC.
20 Guest Street, Suite 400
Boston, Massachusetts 02135

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Notice of Change in the
Majority of the Board of Directors

This Information Statement (the “Information Statement”) is being mailed on or about March 19, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of AMICAS, Inc., a Delaware Corporation (“AMICAS” or the “Company”), with respect to a cash tender offer by Merge Healthcare Incorporated, a Delaware corporation (“Merge”), to the holders of shares of our common stock, par value $0.001 per share (the “Common Stock”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Merge, through its wholly-owned direct subsidiary, Project Ready Corp, a Delaware corporation (the “Purchaser”), to a majority of the seats on the board of directors of the Company (the “Board”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated February 28, 2010 (the “Merger Agreement”) by and among Merge, the Purchaser and us.

Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the “Offer”) on March 19, 2010 to purchase all outstanding shares of Common Stock at a price of $6.05 per share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2010, and the related Letter of Transmittal. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of April 15, 2010. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Merge and the Purchaser with the Securities and Exchange Commission (the “SEC”) on March 19, 2010.

The Merger Agreement requires AMICAS to use best efforts to cause the Purchaser’s designees to be elected or appointed to AMICAS’ Board, as further described below under the heading “The Purchaser’s Designees to Our Board”.

The summaries of the Offer and the terms of the Merger Agreement contained herein are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) to the Schedule 14D-9, and the Offer to Purchase and related Letter of Transmittal, which are filed as Exhibits (a)(2) and (a)(3), respectively, to the Schedule 14D-9, and are incorporated herein by reference.

The information set forth herein supplements certain information set forth in the Schedule 14D-9. The information contained in this Information Statement (including information incorporated herein by reference) concerning Merge and the Purchaser’s designees to the Board has been furnished to the Company by Merge and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

Please read the Information Statement carefully. You are not required to take any action in connection with the matters set forth in this Information Statement. No vote or other action is required by you in connection with this Information Statement or the resignation and appointment of any director. Proxies are not being solicited.

Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to AMICAS, Inc.

THE PURCHASER’S DESIGNEES TO OUR BOARD

The Merger Agreement provides that, promptly upon the acceptance by the Purchaser of, and payment for, the shares of Common Stock tendered in the Offer, and from time to time thereafter, Merge, Purchaser, and AMICAS will use best efforts so that the Purchaser may designate such number of directors to the Board as will give the Purchaser representation on the Board equal to the product of (a) the total number of directors on the Board and (b) the percentage that (i) such number of shares of Common Stock so accepted for payment and paid for by the Purchaser plus the number of shares of Common Stock otherwise owned by Merge, the Purchaser or any other subsidiary of Merge bears to (ii) the number of such shares of Common Stock outstanding; provided, however, that in the event that the Purchaser’s designees are appointed or elected to the Board, then until the effective time of the Merger Agreement, the Company shall use its best efforts to cause the Board to have at least two (2) directors who are (i) directors on the date of the Merger Agreement and (ii) independent directors for purposes of the continued listing requirements of The NASDAQ Stock Market LLC (“NASDAQ”).

The Purchaser has informed the Company that it will choose its designees to the Board from the list of individuals set forth below and that each such designee has consented to act as a director of the Company, if so appointed or elected.

Set forth below is information, as of the date of this Information Statement, regarding each director designated by the Purchaser to serve on our Board. The following information has been furnished to us by the Purchaser

Name	Age	Background

Michael W. Ferro, Jr.	44	Mr. Ferro has served as a Director and Chairman of the Board of Directors of Parent since June 4, 2008. Since May 2007, Mr. Ferro has served as chairman and chief executive officer of Merrick, a private investment firm. From June 1996 until October 2006, Mr. Ferro served as chief executive officer and chairman of the board of Click Commerce. Mr. Ferro is currently a member of the board of trustees of the Chicago Museum of Science and Industry, the Field Museum, the Joffrey Ballet, Northwestern University and the Lyric Opera of Chicago. He also serves on the boards of directors of the Chicago Community Trust, Children’s Memorial Hospital, Northwestern Memorial Foundation, Big Shoulders Foundation, and AfterSchool Matters. Mr. Ferro holds a B.A. from the University of Illinois.
Justin C. Dearborn	40	Mr. Dearborn served as managing director and general counsel of Merrick Ventures, LLC (with its operating entities and affiliates, are referred to collectively to as “Merrick Ventures”) from January 2007 until his appointment as Chief Executive Officer of Parent on June 4, 2008. Mr. Dearborn has diverse experience in operational, financial and legal roles. Prior to joining Merrick, Mr. Dearborn worked over nine years for Click Commerce, Inc. (“Click Commerce”), a publicly traded software and services company that was acquired by Illinois Tool Works Inc. in October 2006. From May 2003 until May, 2005, Mr. Dearborn served as vice president of Corporate Legal Affairs and Human Resources at Click Commerce. Mr. Dearborn was appointed corporate secretary of Click Commerce on May 2, 2003. Prior to Click Commerce, Mr. Dearborn worked at Motorola, Inc. where he specialized in intellectual property transactions and also held management positions in Motorola’s Semiconductor and Corporate Groups. Mr. Dearborn holds a B.A. from Illinois State University and a J.D. from DePaul University. He has practiced law in the state of Illinois but no longer holds a license to practice law. Mr. Dearborn has served on the Board of Directors of Parent since his appointment as Chief Executive Officer of Parent on June 4, 2008.

Name	Age	Background

Gregg G. Hartemeyer	57	Mr. Hartemeyer has served as a Director of the Board of Directors of Parent since June 4, 2008 and is a member of Parent’s Nominating and Governance Committee and Parent’s Compensation Committee. Since May 2007, Mr. Hartemayer has served as a special advisor to Merrick. Prior to his association with Merrick, he served in various capacities at Arthur Anderson LLP, and its then affiliate, Accenture for 28 years. Mr. Hartemayer retired from Accenture in February 2004 where he was chief executive for Global Technology, Outsourcing and Global Delivery. Mr. Hartemayer holds an M.B.A. and a B.A. in Mathematics from the University of Michigan.
Neele E. Stearns, Jr.	73	Mr. Stearns has served as a Director of the Board of Directors of Parent since June 4, 2008 and is Chair of Parent’s Audit Committee. Since February 2001, Mr. Stearns has served as chairman of Financial Investments Corporation, a private equity investment firm. From July 2004 to April 2007, he also served as the chief executive officer of Boulevard Healthcare, LLC, an owner and operator of nursing homes. From September 15, 2003 to January 15, 2004, Mr. Stearns took a leave of absence from Financial Investments Corporation to serve as interim chairman and chief executive officer of Footstar, Inc. Previously, Mr. Stearns was chairman of the Board of Wallace Computer Services, Inc., then a provider of printed products and print management services, from January 2000 through November 2000. Prior to 1995, he was president and chief executive officer of CC Industries, Inc., a diversified holding company. Mr. Stearns holds an M.B.A. from Harvard Business School and a B.A. in Economics from Carleton College.

The Purchaser has concluded that (i) Mr. Ferro should be a director of the Company because of his extensive investment and management experience, including his service as chairman of the board of directors of the Purchaser, (ii) Mr. Dearborn should be a director of the Company because in his role as Chief Executive Officer of the Purchaser he will provide the board with unique insights into the challenges, opportunities and operations of the Purchaser, which will aid in combining the efforts of the Company and the Purchaser going forward, (iii) Mr. Hartemeyer should be a director of the Company because of his extensive financial and accounting expertise, and (iv) Mr. Stearns should be a director of the Company because of his extensive business and managerial experience.

None of the Purchaser’s designees currently is a director of, or holds any positions with, the Company or has a familial relationship with any of the Company’s directors or executive officers. The Purchaser has advised the Company that none of the Purchaser’s designees or any of their affiliates, beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than as described in this Information Statement and the Schedule 14D-9. In addition, the Purchaser has informed the Company that none of the individuals listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, (iv) has been subject to any judgment, decrees or final order enjoining the person from engaging in any type of business practice or (v) has otherwise been involved in a transaction of the type described in Item 401(f) of Regulation S-K.

CERTAIN INFORMATION CONCERNING THE COMPANY

Our authorized capital stock consists of 200,000,000 shares of Common Stock and 2,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). As of the close of business on March 16, 2010, there were 37,020,131 shares of our Common Stock issued and outstanding and no shares of Preferred Stock outstanding.

The shares of Common Stock are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of our Common Stock as of March 16, 2010 for: (a) each of our named executive officers (together, the “Named Executive Officers”), (b) each of our current directors, (c) each of the Purchaser’s designees to our board of directors, (d) all of our current directors and executive officers as a group, and (e) each stockholder known by us to own beneficially more than 5% of our Common Stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 16, 2010 (“Presently Exercisable Options”) are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of ownership is based on 37,020,131 shares of Common Stock outstanding on March 16, 2010. The amounts set forth below give effect to the accelerated vesting that will result from the closing of the Offer or the consummation of the transactions contemplated by the Merger Agreement. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, we believe that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite the stockholder’s name based on information provided to us by these stockholders. Unless otherwise indicated in the table, the address for each stockholder is c/o AMICAS, Inc., 20 Guest Street, Suite 400, Boston, Massachusetts 02135.

	Shares	Percentage
	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned

5% Owners
Dimensional Fund Advisors LP(1)	3,371,933	9.11%
Centaurus Capital, LP(2)	3,192,205	8.62%
Harvest Capital Strategies LLC(3)	2,122,142	5.73%
J. Caird Investors (Bermuda) L.P.(4)	2,033,900	5.49%
Directors and Named Executive Officers
Stephen N. Kahane(5)	2,457,180	6.23%
Kevin C. Burns(5)	555,429	1.48%
Joseph D. Hill(5)	295,717	0.79%
Paul B. Merrild(5)	320,000	0.86%
Craig Newfield(5)	195,000	0.52%
Frank E. Stearns, Jr.(6)	—	—
David B. Shepherd(5)	107,190	*
Stephen J. DeNelsky(5)	95,434	*
John J. Sviokla(5)	44,325	*
Stephen J. Lifshatz(5)	36,769	*
All Current Directors and Executive Officers as a Group (9 persons)(5)	4,110,252	10.05%

*	Represents less than 1% of the outstanding shares of Common Stock.

(1)	Number of shares beneficially owned based solely upon a Schedule 13G filed by Dimensional Fund Advisors, LP on February 8, 2010. The address of Dimensional Fund Advisors, LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas, 78746.

(2)	Number of shares beneficially owned based solely upon a Schedule 13D filed by Centaurus Capital LP and Centaurus Capital Limited (collectively, “Centaurus”) on March 11, 2010. The address of Centaurus is 33 Cavendish Square, 16th Floor, London, W1G OPW, United Kingdom.

(3)	Number of shares beneficially owned based solely upon a Schedule 13D filed by Harvest Capital Strategies LLC. on February 16, 2010. The address of Harvest Capital Strategies LLC is 600 Montgomery Street, Suite 2000, San Francisco, CA 94111.

(4)	Number of shares beneficially owned based solely upon a Schedule 13D filed by J. Caird Investors (Bermuda) L.P. and Wellington Global Holdings, Ltd. on February 12, 2010. The address of J. Caird Investors (Bermuda) L.P. and Wellington Global Holdings, Ltd. is c/o Wellington Management Company, LLP, 75 State Street, Boston, MA 02109.

(5)	Includes shares that are issuable on exercise of Presently Exercisable Options as follows:

Presently
Exercisable
Holder	Options *

Stephen N. Kahane	2,401,425
Kevin C. Burns	552,500
Joseph D. Hill	277,500
Paul B. Merrild	320,000
Craig Newfield	180,000
David B. Shepherd	52,500
Stephen J. DeNelsky	52,500
John J. Sviokla	17,500
Stephen J. Lifshatz	15,000

*	Includes options that will accelerate and become vested in connection with the closing of the Offer or the consummation of the transactions contemplated by the Merger Agreement.

(6)	Mr. Stearns resigned from the Company effective as of January 15, 2010.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the name, age and position of each of our current directors and executive officers.

Name	Age	Title

Directors
Stephen N. Kahane	52	Chairman and Chief Executive Officer
Stephen J. DeNelsky	42	Director
Joseph D. Hill	47	Director
Stephen J. Lifshatz	51	Director
David B. Shepherd	58	Director
John J. Sviokla	52	Director
Executive Officers
Kevin C. Burns	39	Senior Vice-President, Chief Financial Officer
Paul Merrild	35	Senior Vice-President of Marketing and Business Development
Craig Newfield	50	Vice President, General Counsel

Biographical information regarding each of our directors and executive officers is as follows. The following paragraphs also include specific information about each director’s experience, qualifications, attributes or skills that led the Board to the conclusion that the individual should serve on the Board as of the time of this filing, in light of our business and structure.

Directors

Stephen N. Kahane, M.D., M.S., age 52, has served as our Chief Executive Officer since September 2004, as a director since March 2001, and as Chairman since June 2005. Dr. Kahane also served as our President from September 2004 through March 2005 and Vice Chairman from March 2001 to May 2005. He was our Chief Strategy Officer from November 1999 until August 2004. From November 1999 until March 2001, Dr. Kahane also served as President of our E-Health unit. Previously, Dr. Kahane served as CEO of Datamedic, a provider of healthcare practice management and electronic medical record solutions. Dr. Kahane also trained and served on the faculty and on the information technology, or IT, leadership team at The Johns Hopkins Medical Institution.

The Board has concluded that Dr. Kahane is qualified to serve as a member of the Board based upon his experience as a medical professional, his experience as a health system IT executive and his executive level experience at several healthcare IT businesses, which enable Dr. Kahane to both effectively manage the Company and to drive its strategy and strategic initiatives.

Stephen J. DeNelsky, age 42, has served as a director since March 2001. Mr. DeNelsky is currently Senior Research Analyst at 11:11 Capital Management, Inc., an investment firm, where he has served since November 2008. From October 2004 to December 2007, Mr. DeNelsky served as general partner of Sapphire Capital Management LP, a New York based investment fund. From March 2003 until October 2004, Mr. DeNelsky worked as a senior research analyst at Copper Arch Capital, LLC, an investment fund. From November 2001 through March 2003, he served as the portfolio manager of Forstmann-Leff Associates, LLC. In December 2000, Mr. DeNelsky founded Sapphire Capital Management LLC, a New York-based investment fund, and he served as its managing partner until November 2001. From June 1999 until December 2000, he was a senior research analyst in Credit Suisse First Boston’s Health Care Equity Research Group, covering primarily the healthcare IT and e-health sectors.

The Board has concluded that Mr. DeNelsky is qualified to serve as a member of the Board based upon his experience in the financial industry, and based upon his extensive sell-side and buy-side experience analyzing public companies in the healthcare IT sector, which enable Mr. DeNelsky to provide the Board with unique insight as to the interests of our shareholders as investors in a public company in the healthcare IT industry.

Joseph D. Hill, age 47, was appointed a director on April 4, 2008. Previously, Mr. Hill served as our Senior Vice President and Chief Financial Officer from October 2004 until April 2008. Mr. Hill is currently the Chief Financial Officer of Metabolix, Inc., a bioscience company providing biodegradable and sustainable solutions for the world’s needs for plastics, chemicals and energy. Prior to this, from April 2003 until March 2004, Mr. Hill served as Vice President and Chief Financial Officer of Dirig Software, an application performance management solutions provider based in Nashua, New Hampshire. In February 2004, Dirig Software was acquired by Allen Systems Group of Naples, Florida. From August 2000 until June 2002, Mr. Hill served as Vice President and Chief Financial Officer of Maconomy Corporation, a Web-based business management solutions provider with headquarters in Copenhagen, Denmark and Marlborough, Massachusetts. Prior to joining Maconomy, Mr. Hill was Vice President and Chief Financial Officer of Datamedic Holding Corp., a practice management and clinical software company specializing in ophthalmology and general medical practices. We acquired Datamedic in 1999.

The Board has concluded that Mr. Hill is qualified to serve as a member of the Board based upon his financial expertise, his experience in the healthcare IT industry, his experience with operations and with mergers and acquisitions in the software industry and his experience in an FDA-regulated industry. Together with his insights into image and information management space as former Chief Financial Officer of the Company, Mr. Hill provides the Board with uniquely strong insight into the Company’s financial operations and controls, as well as the Company’s markets and strategy.

Stephen J. Lifshatz, age 51, has served as a director since June 2008. Mr. Lifshatz is currently the Chief Financial Officer of Authoria, Inc., a provider of talent management software and solutions. Previously, Mr. Lifshatz served as Chief Financial Officer and Senior Vice President of Lionbridge Technologies, Inc., a

provider of outsourced IT development, localization, testing and support solutions, which he joined soon after its founding in 1997 and where he had responsibility for worldwide accounting, risk management and financial reporting and controls. Prior to joining Lionbridge, Mr. Lifshatz was the Chief Financial Officer and treasurer of the Dodge Group. Previously, Mr. Lifshatz spent 15 years with Marcam Corporation in various senior roles, including operations controller, corporate controller, treasurer and Chief Financial Officer as well as president of an operating unit.

The Board has concluded that Mr. Lifshatz is qualified to serve as a member of the Board based upon his financial expertise and his operational experience in the global IT industry. His experience assists the Board in its financial oversight of the Company, and provides the Board with a broader perspective on mergers and acquisitions applicable to the Company and on the operations of software and IT services companies.

David B. Shepherd, age 58, has served as a director since June 2001. Since 1990, Mr. Shepherd has been employed by Louis Dreyfus Property Group LLC, an international commercial property company owned by Louis Dreyfus S.A.S., and currently is its Vice President and Chief Financial Officer and holds equivalent positions at various affiliated joint ventures. Mr. Shepherd also is Vice President and Secretary of LDS Advisors LLC, the sponsor and managing member of LDS Investment Group LLC, a real estate investment fund formed in February 2007. From 1975 until 1990, Mr. Shepherd was a certified public accountant with the audit practice of Ernst & Young LLP.

The Board has concluded that Mr. Shepherd is qualified to serve as a member of the Board based upon his financial expertise and his operational experience, which provide the Board with a broader perspective on financial and operational issues.

John J. Sviokla, age 52, has served as a director since June 2006. Since September 1998 he has served as vice president of Diamond Management & Technology Consultants, Inc. (formerly DiamondCluster, and before that Diamond Technology Partners) and directs the firm’s Innovation efforts. He became a director of Diamond Management & Technology Consultants, Inc. in August 1999 and since April 2000 has been its Vice Chairman. Diamond Management & Technology Consultants Inc. is a public management and technology consulting company (NASDAQ: DTPI). From 1986 to 1998, he was a professor at Harvard Business School. Dr. Sviokla has been a consultant to large and small companies around the world specializing in issues how IT changes markets, competition, and organization. He has authored over 100 articles, cases, videos and tele-seminars. Dr. Sviokla has a D.B.A., M.B.A. from Harvard Business School, and an A.B. from Harvard College.

The Board has concluded that Dr. Sviokla is qualified to serve as a member of the Board based upon his diverse strategic expertise in the field of IT. Dr. Sviokla brings excellent knowledge and expertise to the Board’s deliberations regarding marketing & sales, customer relationship management and loyalty as well as strategy and strategic investments.

Executive Officers

Stephen N. Kahane, see above.

Kevin C. Burns, age 39, has served as our senior vice president, Chief Financial Officer since April 2008. Mr. Burns joined AMICAS in November 2004 as our director of finance and business development, and in February 2007 was promoted to vice president of finance and corporate development. Prior to joining AMICAS, Mr. Burns was responsible for corporate planning at NMS Communications, a public telecom equipment company in the wireless applications and infrastructure market, from November 2003 to November 2004. Previously, Mr. Burns was the director of corporate development at Demantra, Inc. and has also held senior management positions in finance, accounting and corporate development at MAPICS, Inc. and Marcam Corporation, both public software companies. Mr. Burns holds an MBA from F.W. Olin Graduate School of Business at Babson College and a bachelor of science from Babson College.

Paul B. Merrild, age 35, joined AMICAS in May 2006 as our vice president of marketing. Mr. Merrild was promoted to senior vice president of marketing and business development in April, 2009. Prior to joining AMICAS, Mr. Merrild served as director of strategic partnerships for imaging IT solutions at GE Healthcare from May, 2001 to May, 2006, where he was responsible for general management and marketing for all large commercial opportunities on a global basis. Prior to GE Healthcare, Mr. .Merrild served as Senior Project Manager for Organic, Inc., a consulting company in the website development business, where he managed large scale IT consulting engagements, from July 1999 to May, 2001. Prior to Organic, Mr. Merrild served as an analyst for Solucient, LLC (now a part of Thomson Reuters) from July 1997 to July 1999, where he lead the go-to-market strategy for the development and marketing of healthcare software and information products. Mr. Merrild holds a BA in economics and psychology from Northwestern University and an MBA from the University of Chicago with concentrations in finance, strategy, and entrepreneurship.

Craig Newfield, age 50, joined AMICAS in March 2009 as our vice president, general counsel. Prior to joining AMICAS, Mr. Newfield served as vice president & general counsel of Gomez, Inc., a private internet infrastructure company in the website experience management market, from November 2007 to May 2008. Prior to Gomez, Mr. Newfield served as vice president & general counsel of MRO Software, Inc, a public software company in the enterprise asset management market, from September 2001 until September 2006. MRO Software was acquired by IBM Corporation in September 2006, and Mr. Newfield served as a transition executive with IBM until September, 2007. Prior to MRO Software, Mr. Newfield served as vice president & General Counsel of Interleaf, Inc., a public software company in the electronic publishing and content management markets, from May 1997 until July 2000 when Interleaf was acquired by Broadvision, Inc. Previously, Mr. Newfield also served vice president & general counsel at OneWave, Inc., as in-house counsel at Marcam Corporation, and as an associate in two Boston area law firms.

LEGAL PROCEEDINGS

No director or executive officer of the Company, nor any associate of any such director or executive officer of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board has adopted corporate governance guidelines, which, in conjunction with our certificate of incorporation, by-laws and Board committee charters, provide guidelines for the Company and the Board to ensure effective corporate governance. The corporate governance guidelines are posted on our website at www.amicas.com/investorrelations.

Code of Business Conduct and Ethics

The Board adopted a Code of Business Conduct and Ethics (“Code”) effective July 1, 2003 for our directors, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees. We have retained EthicsPoint, Inc. to provide an anonymous and confidential method to report Code violations or voice concerns. Based upon the nature of the complaint, EthicsPoint will generally advise at least one of our independent directors of the complaint. EthicsPoint and our general counsel are the designated contacts for any complaints or reported violations concerning the Code. This Code is available on our website at www.amicas.com/investorrelations. Stockholders may request a free copy of the Code by writing to Investor Relations, AMICAS, Inc., 20 Guest Street, Boston, Massachusetts 02135. We intend to disclose any amendments to, or waivers from, our Code on our website. Disclosure regarding any amendments to, or waivers from, provisions of the Code that apply to our directors, principal executive and financial officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is then permitted by the rules of NASDAQ.

Director Independence

Under applicable rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of the Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that (i) Mr. Stephen J. DeNelsky, (ii) Mr. Stephen J. Lifshatz, (iii) Mr. David B. Shepherd, and (iv) Dr. John J. Sviokla are each independent directors as defined by the NASDAQ rules. Mr. Joseph D. Hill is not considered independent under the applicable rules of NASDAQ, as he served as the Senior Vice-President and Chief Financial Officer of the Company until April 4, 2008. The independent directors met separately four times in 2009, and the independent directors met with Mr. Hill but without Dr. Kahane present an additional four times in 2009. In 2009, Mr. DeNelsky was, upon the recommendation of the independent directors, re-appointed as Lead Director by the Board.

The Board has also determined that each member of the Audit Committee meets the independence requirements as prescribed by NASDAQ and the SEC.

Meetings of the Board and Committees of the Board; Annual Meeting Attendance

The Board holds regular meetings and special meetings as necessary. In addition, independent members of the Board meet regularly in executive sessions without management present. The Board has three committees, including the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, each of which is described below.

Meeting Attendance.  During the fiscal year ended December 31, 2009, the Board held 21 meetings and acted five times by unanimous written consent. Each of the directors attended at least 75% of the meetings of the Board and the various committees on which each served during 2009. Directors are invited to attend the annual meeting of stockholders but we have no specific policy requiring attendance by directors at such meeting. One of our directors attended our annual meeting of stockholders held in 2009.

Audit Committee.  The Board maintains a standing Audit Committee, currently composed of Stephen J. DeNelsky, Stephen J. Lifshatz and David B. Shepherd. Our Audit Committee has the authority to retain and terminate the services of our independent accountants, review annual financial statements, consider matters relating to accounting policy and internal controls and review the scope of annual audits. All Audit Committee members satisfy the current independence standards promulgated by the SEC and by NASDAQ, as such standards apply specifically to members of audit committees. The Board has determined that Mr. Lifshatz, the chair of the Audit Committee, Mr. DeNelsky and Mr. Shepherd are “audit committee financial experts,” as the SEC has defined that term in Item 407 of Regulation S-K. The Audit Committee held five meetings during 2009, and acted one time by unanimous written consent.

A copy of the Audit Committee charter is available on our website at www.amicas.com/investorrelations. Please also see the report of the Audit Committee set forth elsewhere in this Information Statement.

Compensation Committee.  The Board maintains a standing Compensation Committee. At the beginning of 2009, the Compensation Committee was composed of Phillip M. Berman, Stephen J. Lifshatz and John J. Sviokla. Dr. Berman passed away in February 2009, and in March 2009 Mr. DeNelsky was appointed to the Compensation Committee. The Compensation Committee is chaired by Dr. Sviokla. Our Compensation Committee reviews, approves and makes recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Board are carried out and that such policies, practices and procedures contribute to our success. The Compensation Committee is responsible for the determination of the compensation of our executive officers, and conducts its decision-making process with respect to executive compensation without the Chief Executive Officer present. All Compensation Committee members qualify as independent under the definition promulgated by NASDAQ. The Compensation Committee held two meetings and acted one time by unanimous written consent during 2009.

The Compensation Committee generally holds regularly scheduled in-person meetings throughout the year and additional meetings as appropriate either in person or by telephone. Generally, the chair of the Compensation Committee works with management in establishing the agenda for Compensation Committee meetings. Management also prepares and submits information during the course of the year for the consideration of the Compensation Committee, such as management’s proposed recommendations to the Committee for performance measures and proposed financial targets, management’s proposed recommendations to the Compensation Committee for salary increases, management’s performance evaluations of executive officers, and other data and information, if requested by the Compensation Committee. The Compensation Committee may delegate to one or more executive officers of the Company the power to grant options or other stock awards pursuant to such equity-based plan to employees of the Company or any subsidiary of the Company who are not directors, executive officers or other officers of the Company.

In addition, the Compensation Committee charter grants the Compensation Committee full authority to engage compensation consultants and other advisors to assist it in the performance of its responsibilities. Any compensation consultant retained by the Committee reports directly to the Compensation Committee. The Compensation Committee did not engage a compensation consultant for 2009 but instead independently confirmed for 2009 the market benchmarking of our executive compensation program, as discussed in the “Compensation Discussion and Analysis” section of this Information Statement.

A copy of the Compensation Committee charter is available on our website at www.amicas.com/investorrelations. Please also see the report of the Compensation Committee set forth elsewhere in this Information Statement.

Nominating and Corporate Governance Committee.  The Board maintains a standing Nominating and Corporate Governance Committee. At the beginning of 2009, the Nominating and Corporate Governance Committee was composed of Phillip M. Berman, Stephen J. DeNelsky and John J. Sviokla. Dr. Berman passed away in February 2009, and in March 2009 Mr. Shepherd was appointed to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is chaired by Mr. DeNelsky. This Committee’s role is to make recommendations to the full Board as to the size and composition of the Board and its committees, and to evaluate and make recommendations as to potential candidates. All Nominating and Corporate Governance Committee members qualify as independent under the definition promulgated by the NASDAQ. The Nominating and Corporate Governance Committee held three meetings and acted one time by unanimous written consent during 2009.

The Nominating and Corporate Governance Committee considers diversity among its members in identifying and considering nominees for director, and strives where appropriate to achieve a diverse balance of professional expertise and backgrounds, including expertise in healthcare delivery, finance, operations, strategy and backgrounds in healthcare, investing, academics and other industries.

A copy of the Nominating and Corporate Governance Committee charter is available on our website at www.amicas.com/investorrelations.

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes the solicitation of recommendations from Board members and others, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Committee and the Board.

In considering whether to recommend any particular candidate for inclusion in the Board’s slate of recommended director nominees, the Nominating and Corporate Governance Committee will apply the criteria set forth in our Nominating and Corporate Governance Committee charter. These criteria include the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board, including such factors as independence, business experience, diversity, and personal skills in software, other technology, finance, marketing, business, financial reporting, accounting, health care and other areas that are expected to contribute to an effective Board. The Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for a prospective nominee. The Nominating and Corporate Governance Committee believes that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made, to: Nominating and Corporate Governance Committee, c/o General Counsel, AMICAS, Inc., 20 Guest Street, Boston, Massachusetts 02135. Assuming that appropriate biographical and background material has been provided on a timely basis, the Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under our by-laws to directly nominate director candidates, without any action or recommendation on the part of the Committee or the Board. According to our by-laws, a stockholder proposal may only be acted upon at an annual meeting of stockholders if the stockholder gives us notice of such proposal not less than 60 days nor more than 90 days before such annual meeting; provided, however, that if we give less than 60 days notice or prior public disclosure of the date of the annual meeting, notice by the stockholder must be given to us not later than the tenth day following the earlier of the date on which such notice of the meeting was mailed or the date on which such public disclosure was made.

Board Leadership Structure

The Board employs the role of Lead Director, who must qualify as independent under the definition promulgated by NASDAQ, and appointed Mr. DeNelsky as Lead Director. The Board believes that the use of a Lead Director enables the Board to exercise oversight over specific transactions or matters in a manner that is determined by an independent director, and ensures that such transactions and matters are handled in a manner consistent with the full Board’s intentions, during interim periods between meetings of the full Board. In connection with the transactions involving Thoma Bravo, LLC and Merge, Mr. DeNelsky, as Lead Director, was especially effective in negotiating with potential acquirers of the Company on behalf of the full Board, and in providing direction on behalf of the full Board to the Company’s financial advisor, Raymond James & Associates, Inc. The positions of Chairman of the Board and Chief Executive Officer of the Company have historically been combined, and Dr. Kahane currently holds both positions. We believe this Board leadership structure is appropriate because of the efficiencies achieved in having the role of Chief Executive Officer and Chairman combined, and because the detailed knowledge of our day-to-day operations and business that the Chief Executive Officer possesses greatly enhances the decision-making processes of the Board as a whole. We have a strong governance structure in place, including independent directors, to ensure the powers and duties of the dual role are handled responsibly. Furthermore, consistent with NASDAQ listing requirements, the independent directors regularly have the opportunity to meet without Dr. Kahane in attendance.

Board’s Role in Risk Oversight

Management is responsible for managing the risks that we face. The Board is responsible for overseeing management’s approach to risk management that is designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. The involvement of the full Board in reviewing our strategic objectives and plans is a key part of the Board’s assessment of management’s approach and tolerance to risk. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. In setting our business strategy, our Board assesses the various risks being mitigated by management and determines what constitutes an appropriate level of risk for us.

While the Board has ultimate oversight responsibility for overseeing management’s risk management process, various committees of the Board assist it in fulfilling that responsibility.

The Audit Committee assists the Board in its oversight of risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, the Nominating and Corporate Governance Committee reviews legal and regulatory compliance risks and the Compensation

Committee assists the Board in its oversight of the evaluation and management of risks related to our compensation policies and practices.

AUDIT COMMITTEE REPORT

In 2009, the Audit Committee was composed of Stephen J. DeNelsky, Stephen J. Lifshatz and David B. Shepherd. The Audit Committee acts under a written charter first adopted and approved by the Board in April 2001 and subsequently amended in March 2004. Each member of the Audit Committee is an independent director as defined by its charter and the rules of The NASDAQ Stock Market LLC and is an audit committee financial expert as defined by the rules of the SEC.

The Audit Committee reviewed the Company’s audited financial statements for the fiscal year ended December 31, 2009 and independently discussed those financial statements with the Company’s management and with the Company’s independent registered public accounting firm, BDO Seidman, LLP.

Management is responsible for the Company’s internal controls and the financial reporting process. The Company’s independent registered public accounting firm is responsible for performing an independent audit of the Company’s financial statements in accordance with the Public Company Accounting Oversight Board auditing standards; for issuing a report on those financial statements; and for auditing the effectiveness of the Company’s internal controls over financial reporting. The Company’s independent registered public accounting firm also performs timely reviews of the Company’s unaudited quarterly financial statements. The Audit Committee is solely and directly responsible for appointing, evaluating, retaining, compensating, overseeing and, when necessary, terminating the engagement of the independent registered public accounting firm. The Audit Committee is also responsible for reviewing management’s and the independent registered public accounting firm’s reports on the Company’s internal control over financial reporting. The Audit Committee pre-approves all audit services and all other services (review, attest and non-audit) to be provided to the Company by the independent registered public accounting firm. As appropriate, the Audit Committee reviews and evaluates, and discusses with the Company’s management, internal accounting and financial personnel and the independent registered public accounting firm, the following:

•	the plan for, and the results of, each audit and review of the Company’s financial statements performed by the independent registered public accounting firm;

•	the Company’s financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to our stockholders;

•	management’s selection, application and disclosure of critical accounting policies;

•	changes in the Company’s accounting practices, principles, controls or methodologies;

•	the Audit Committee’s charter;

•	significant developments or changes in accounting rules applicable to the Company; and

•	the adequacy of the Company’s internal controls and accounting and financial personnel.

In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditor’s independence from the Company and its management, including the matters in the written disclosures required by In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditor’s independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has received the written disclosures and the letter from independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence. The Audit Committee also had considered whether the independent registered public accounting firm’s provision of non-audit services to the Company is compatible with the auditor’s independence. The Audit Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

The Company’s independent registered public accounting firm also provided the Audit Committee with the written disclosures required by the Public Company Accounting Oversight Board. The auditors are required annually to disclose in writing all relationships that, in the auditors’ professional opinion, may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion regarding independence. The Audit Committee discussed with the independent registered public accounting firm the matters disclosed in this letter and their independence from the Company. The Audit Committee also considered whether the independent registered public accounting firm’s provision of the other, non-audit related services to the Company, is compatible with maintaining such accountants’ independence.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to the Company’s Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 11, 2010.

By the Audit Committee:

Stephen J. Lifshatz (Chair)
Stephen J. DeNelsky
David B. Shepherd

Stockholder Communications with the Board

Stockholders interested in communicating with the Board or any individual director may do so by writing to: AMICAS, Inc., 20 Guest Street, Boston, Massachusetts 02135 attn: General Counsel, or by email to AMCSboard@amicas.com. These communications will be forwarded to the appropriate director or directors if they relate to important substantive matters and include suggestions or comments that our general counsel considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board, consisting entirely of independent directors, has overall responsibility for evaluating, establishing and approving the compensation and benefits provided to our Named Executive Officers. The following Compensation Discussion and Analysis provides you with information that we believe to be necessary to understand our executive compensation policies and decisions as they relate to our Named Executive Officers. The discussion set forth below focuses on the following:

•	The objectives of our compensation program, including the results and behaviors the program is designed to reward;

•	The process that we use to determine executive compensation;

•	Each element of the compensation plan;

•	The reasons why the Compensation Committee chose to pay each element; and

•	How the Compensation Committee determines the amount or the formula used for each element.

The Company’s Compensation Philosophy and Process

The primary objectives of the Compensation Committee of our Board with respect to executive compensation are to attract, retain, and motivate superior executive talent. The focus is to tie short-term and long-term incentives to achievement of measurable corporate performance objectives and to closely align the interests of the Named Executive Officers with those of the Company’s stockholders. To achieve these objectives, the Compensation Committee has implemented compensation plans that tie a substantial portion of the Named Executive Officers’ overall compensation to our financial and operating performance. Pursuant to this overall approach, our compensation plans have the following objectives:

•	To attract and retain a highly skilled work force — in a competitive and demanding market, it is necessary for us to offer compensation packages commensurate with the executive officers’ performance and experience.

•	To foster a high performance culture — our compensation is based on the level of job responsibility, and Company performance. At the executive level, and in setting compensation policies for our Named Executive Officers, the Compensation Committee considers the individual performance of our Named Executive Officers to be reflected entirely by our corporate performance goals, and the Compensation Committee believes that the success of the Company in achieving these goals is a direct reflection of whether a particular executive has performed well. As a result, the Compensation Committee does not set separate individual goals for our Named Executive Officers, but the Compensation Committee holds the expectation that each executive’s individual performance will contribute to the overall achievement by the Company of its goals.

•	To provide stability — we have provided retention incentives for executive officers where we believe appropriate.

Our Compensation Committee reviews and establishes compensation for our Named Executive Officers on an annual basis, in an iterative process that typically begins mid-year and is completed during December. The Compensation Committee takes an overview of existing compensation elements and potential areas for discussion, and asks our Chief Executive Officer for assistance in gathering relevant data. Upon the request of the Compensation Committee, our Chief Executive Officer provides the Compensation Committee with information requested, consisting of publicly available and independent survey compensation data, the Chief Executive Officer’s assessment of the Named Executive Officers’ (but not his own) past performance, and his assessment and recommendation as to future compensation for the Named Executive Officers other than himself. The Compensation Committee takes this information and assessments under advisement, and makes an independent determination regarding the compensation program for the Company’s Named Executive Officers. Except as described above, none of our executive officers, including our Chief Executive Officer, has a role in determining compensation for other Named Executive Officers or for himself.

Compensation Elements and Purposes

As part of its process in developing the Company’s executive compensation plan at the beginning of 2009, the Compensation Committee reviewed publicly available data contained in a compensation and benefits survey of U.S. executives obtained from Culpepper and Associates, Inc. for the current year, which covers the compensation of executive officers employed by over 900 technology companies, stratified by company revenues, number of employees, industry group and geography. The Compensation Committee referred to data from that survey that is aggregated in summary form regarding public companies that have similar annual revenues and number of employees as the Company, and that are located in the Northeast U.S. In connection with our acquisition of Emageon Inc. the Compensation Committee considered whether changes to the Company’s executive compensation plan would be appropriate, and commencing with the end of the first quarter of 2009 and for the balance of 2009, the Compensation Committee reviewed publicly available data contained in a compensation and benefits survey of U.S. executives obtained from the Aon Corporation Radford Global Technology Survey, or Radford, for the current year, which covers the compensation of executive officers employed by over 1,000 technology companies, stratified by company revenues, number of employees, industry group and geography. The Compensation Committee referred to data from that survey that is aggregated in summary form regarding public companies that have similar annual revenues and number of employees as the Company, and that are located in the Northeast U.S.

As part of its pay-for-performance compensation philosophy, the Compensation Committee generally targets the creation of compensation plans that will result in base salaries and total executive compensation being paid that are approximately at the median of the range of public technology companies having annual revenues and number of employees similar to ours, located in the Northeast U.S., as aggregated in summary form in the Culpepper and Radford surveys.

The Compensation Committee does not rely on the Culpepper or the Radford survey data to the exclusion of other factors when determining executive compensation. Rather, our Compensation Committee considers this data along with all of the factors discussed herein with the goal of setting our executives’ compensation at levels that the Compensation Committee members believe to be appropriate. The Compensation Committee retains full discretion to make compensation decisions independent of the guidance that may be provided by the data obtained from the benchmarked companies.

Our compensation program consists of the following components:

•	Base salaries — we pay annual salaries to provide executives with a base level of compensation to achieve our objectives of attracting and retaining executive talent that we need to accomplish our goals.

•	Quarterly Financial Metric Cash Bonus — provides performance based cash incentives based on Company performance against specific targets, such as Company sales orders, revenues, and Adjusted EBITDA, with the purpose of motivating and rewarding achievement of our critical strategic and financial goals, fostering a high performance culture and delivering value to stockholders.

•	Annual Stock Price Performance Cash Bonus — provides performance based cash incentives based on Company stock performance, with the purpose of aligning the executives’ interests with those of stockholders and increasing stockholder value.

•	Quarterly Targeted Cash Bonus — provides a performance-based cash incentive based upon criteria that are of heightened importance for the year or quarter, such as achievement in excess of the sales order targets that are established for the Company for the quarter.

•	Long Term Equity Incentives — we believe that long-term performance is achieved through an ownership culture that encourages long-term participation by our Named Executive Officers of equity-based awards in the form of stock options. The stock option awards are intended to provide each executive with incentive to build value in the Company over an extended period of time. We typically make an initial equity award of stock options to new executives and annual equity grants as part of our overall compensation program. Initial option awards typically vest 1/3 one year from the grant date, and thereafter in eight equal quarterly installments, and annual option awards typically vest in twelve equal quarterly installments from the grant date.

•	Share Price Based Equity Incentives — through the grant of stock options, with an opportunity to accelerate vesting based on share price objectives, we intend to provide an incentive with the purpose of increasing stockholder value.

•	Retirement savings through a qualified 401(k) savings plan, pursuant to which all employees can choose to defer compensation for retirement and to which we make a matching contribution, with the purpose of encouraging employees to save for their retirement, with account balance affected by contributions and investment decisions made by the participant.

•	Health and welfare benefits — a fixed component with the same benefits (medical, dental, vision, disability insurance and life insurance) available for all full-time employees, with the purpose of providing benefits to meet the health and welfare needs of our employees and their families and to provide a competitive total compensation package.

•	Severance and change in control agreements and plans pursuant to which we provide additional payments and benefits to the Named Executive Officers with the intention of encouraging them to remain focused on our business in the event of anticipated or actual fundamental corporate changes.

•	Special awards — our Compensation Committee reserves the ability to make special compensation awards to our Named Executive Officers in recognition of outstanding achievements that are not otherwise adequately rewarded.

As mentioned above, the Compensation Committee has implemented quarterly performance management programs for our Named Executive Officers, under which corporate performance goals are determined and set forth in writing at the beginning of each calendar year. In particular, these corporate goals establish budget and target levels for revenue, sales orders and Adjusted EBITDA. In accordance with Instruction 4 to Item 402(b) of Regulation S-K, we have determined not to disclose specific performance targets. Based on the achievement of these corporate goals, we then calculate quarterly cash bonuses. At the beginning of 2009, the Compensation Committee determined that the corporate targets discussed below were equal in value to the overall health and growth of the Company and determined that they should be equally weighted for 2009, that is 33.33% for each objective. The principal targets were:

•	Revenue — we have targeted increased revenue results as a driver to profitability;

•	Sales Orders — we have targeted sales orders as a driver to current and future revenues; and

•	Adjusted EBITDA — provides an incentive to reward both controlling expenses and increasing gross margin contributions, and bears a direct relationship with earnings per share which is a driver of stockholder value.

Following our acquisition of Emageon in April 2009, the Compensation Committee changed the performance criteria for the remaining three quarters to focus on only two goals — Adjusted EBITDA and sales orders. Commencing in the second quarter of 2009, quarterly bonuses were paid on the basis of achievement of Adjusted EBITDA goals, with payment being pro-rated based on the percentage of the quarterly Adjusted EBITDA target achieved. However, to ensure that management did not focus on short-term profitability to the exclusion of future growth, the performance plan payments were subject to reduction, or elimination, if the quarterly sales order goals were not met.

The Compensation Committee established each of these goals with a high level of difficulty, in the belief that the Company’s executives should be encouraged to deliver results that exceed those of our competitors, and that exceed market expectations. In general, these goals for compensation purposes were set at levels above the Company’s internal operating budget, and typically at levels above publicly disclosed guidance, if any. When setting these goals, the Compensation Committee considered the Company’s performance over prior periods, and trends over those periods, because the Compensation Committee believed that prior performance and such performance trends were to a moderate degree predictable of future performance. The Compensation Committee also noted that the goals set for 2007 and 2008 had been partially achieved, and that goals established for 2009, based solely on prior performance and trends were likely to be very difficult to achieve in 2009. In order to optimize our executives’ motivation, and given the Compensation Committee’s views as to general performance expectations for the Company in 2009 and the levels of bonuses that had been paid out in prior years, the Compensation Committee established the maximum cash bonuses at levels where, if the executives achieved a portion of their performance goals but less than the maximum possible, the total cash bonus plus base salary would result in overall cash compensation that is comparable to and competitive with the aggregate cash compensation paid to executive officers in similar positions with comparable companies. In was also the Compensation Committee’s intent that, in the event that the executives achieved at or close to the maximum performance targets, the resulting compensation would be comparable to compensation paid to the most highly paid executive officers of comparable companies as reflected in the Culpepper and Radford surveys.

Compensation Components

The components of our executive compensation package include the following:

Base Salary

Base salaries for our Named Executive Officers are established based on the scope of their responsibilities and their prior relevant background, training, and experience, taking into account competitive market compensation paid by the companies represented in the compensation data the Compensation Committee reviews for similar positions and the overall market demand for such executives at the time of hire. As with total executive compensation, the Compensation Committee believes that executive base salaries should generally fall at approximately the median of the range of salaries for executives in similar positions and with similar responsibilities in the hundreds of public technology companies with annual revenues and numbers of employees similar to ours, that are located in the Northeast U.S., as aggregated in summary form in the Culpepper survey. Base salaries for our Named Executive Officers were established with reference to the 50th percentile of the data obtained from the Culpepper survey, but were not targeted specifically to this percentile. Each Named Executive Officer’s base salary is evaluated together with other components of the executive’s other compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy.

Base salaries are reviewed annually as part of our performance management program and may be increased for merit reasons, based on the executive’s success in meeting or exceeding performance objectives and an assessment of whether significant corporate goals were achieved. Additionally, we may adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities.

In 2009 our Chief Executive Officer’s base salary was $350,000 per year, and this has been his base salary since 2006. The Compensation Committee determined that our Chief Executive Officer’s salary was appropriate based on his overall compensation package, prior actual total compensation received and the Compensation Committee’s expectations for 2009, the aggregated Culpepper data that was reviewed and our overall compensation philosophy. Our current Chief Financial Officer was promoted into this position in April 2008 and in 2009 his base salary was increased to $240,000 per year, which the Compensation Committee determined to be appropriate based upon his past experience, achievements while employed by the Company, his customer-focused and market-facing abilities, changes in the scope of his responsibility, his success in assuming and performing his expanded job responsibilities, the aggregated Culpepper data that was reviewed and our overall compensation philosophy. Our Senior Vice President of Marketing and Business Development was promoted into this role in April 2009, and his base salary was increased to $170,000 per year, based upon his demonstrated abilities to manage a variety of programs and to drive the business forward, changes in the scope of his responsibility, the aggregated Radford data that was reviewed and our overall compensation philosophy. Our Vice President and General Counsel was hired in March 2009, and his base salary was established at $190,000 per year, based upon market conditions, current salaries of similarly situated executives as evidenced in the Culpepper data that was reviewed, and our overall compensation philosophy. Our Senior Vice President of Client Solutions was hired in February 2009, and his base salary was established at $200,000 per year, based upon market conditions, current salaries of similarly situated executives as evidenced in the Culpepper data that was reviewed, and our overall compensation philosophy.

Quarterly Financial Metric Cash Bonus

Our compensation program provides Named Executive Officers with the opportunity to earn a quarterly cash bonus based on the Company’s achievement of certain financial objectives. The amount of the cash bonus depends on the level of achievement of the corporate revenue, sales orders, operating income and Adjusted EBITDA performance goals noted above, which are set the beginning of the fiscal year. In 2009, the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President of Marketing and Business Development, the Vice President & General Counsel and the Senior Vice President of Client Solutions were eligible for a quarterly financial metric cash bonus in the aggregate amount of $250,000, $110,000, $100,000, $80,000 and $90,000 for the year, respectively. In 2009, the Company reached its financial objectives in part, and as a result the Chief Executive Officer received $177,081, our Chief Financial Officer received $77,916, our Senior Vice President of Marketing and Business Development received $56,666, our Vice President & General Counsel received $53,438 of compensation, and our Senior Vice President of Client Solutions received $76,213, respectively, under this program, as a result of meeting certain revenue, order and operating income goals during the year.

Quarterly Targeted Cash Bonus

Our compensation program also provides some of our Named Executive Officers with the opportunity to earn a quarterly cash bonus based on metrics that the Compensation Committee deems of particular importance for the year in which the bonus is to be earned. In 2009, this bonus could have been earned if the Company exceeded certain over-achievement (or “stretch”) thresholds for sales orders for the corresponding quarter. In 2009, the Chief Executive Officer, Chief Financial Officer and Senior Vice President of Marketing and Business Development were eligible for a quarterly performance-based cash bonus in amounts ranging from $7,500 to $12,500. In aggregate, the total quarterly based cash bonus paid to all Named Executive Officers could not exceed $30,000 per quarter. In 2009, our Chief Executive Officer, Chief Financial Officer and Senior Vice President of Marketing and Business Development earned $24,960, $20,020 and $14,950, respectively, under this program.

Annual Stock Price Performance Cash Bonus

In addition, our compensation program provides our Chief Executive Officer and our Chief Financial Officer with the opportunity to earn an annual cash bonus based on the performance of our stock price. The amount of the cash bonus is subject to the attainment of an average stock price of $2.25 to $3.00 per share for 2009, determined by straight-line interpolation. In 2009, our Chief Executive Officer was eligible for an annual stock price performance cash bonus in the amount of $250,000 and the Chief Financial Officer was eligible for an annual stock price performance cash bonus in the amount of $110,000. In 2009, our Chief Executive Officer earned $250,000 and our Chief Financial Officer earned $110,000 under this program.

Initial Stock Option Awards

Named Executive Officers who join us are awarded an initial stock option grant having an exercise price equal to the fair market value of our common stock on the day the grant is approved by the Compensation Committee, vesting 1/3 after 12 months from the date of grant, and thereafter in 8 equal quarterly installments. The amount of the initial stock option award is determined based on the Named Executive Officer’s position with us, the Named Executive Officer’s base salary and an analysis of the competitive practices of the companies with similar annual revenues to us represented in the compensation and benefits data that the Compensation Committee reviews. The goal is to create a total compensation package for a new Named Executive Officer that is competitive with other similarly situated technology companies that we believe will enable us to attract highly qualified executives.

In 2009, two of our Named Executive Officers joined the Company, and the Company granted options to each. On February 9, 2009 an option to purchase 200,000 shares of common stock was granted to our Senior Vice President of Client Solutions, and on March 9, 2009 an option to purchase 180,000 shares of common stock was granted to our Vice President & General Counsel. These option awards were determined based upon market conditions and the initial equity incentive awards of similarly situated executives as evidenced in the publicly available data that was reviewed, and our overall compensation philosophy.

Annual Stock Option Awards

Our practice is to make annual stock option awards as part of our overall performance management program. The Compensation Committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. We intend that the annual aggregate value of these awards will be set near competitive median levels for companies represented in the compensation data the Compensation Committee reviews. As is the case when the amounts of base salary and initial equity awards are determined, a review of all components of the executive’s compensation is conducted when determining annual equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives.

The Compensation Committee grants annual stock option awards by reviewing a summary of aggregated compensation data contained in the Radford survey for executive officers employed by public companies that have similar annual revenues and number of employees as the Company, and that are located in the Northeast

U.S. The Company also views the annual stock option award program as an opportunity to reward extraordinary achievements realized during the prior year, and to provide incentive for similar achievements in the future.

In December 2008, the Compensation Committee granted annual stock option awards under this program in respect of 2009 as follows: An option to purchase 240,000 shares of common stock was granted to our Chief Executive Officer, an option to purchase 150,000 shares of common stock was granted to our Chief Financial Officer, and an option to purchase 120,000 shares was granted to our Senior Vice President of Marketing and Business Development. These options each vest in 12 equal quarterly installments.

Special Compensation Awards

The Compensation Committee reserves the ability to grant special compensation awards in recognition of outstanding performance not otherwise adequately rewarded as described above.

In December 2009, the Compensation Committee recognized that the acquisition of Emageon, Inc. and the integration of Emageon into the Company had imposed significant additional requirements on management, and the Compensation Committee determined that the Company and its management had performed these additional tasks exceptionally, having managed the risks inherent in the integration of two equal-sized organizations, realized substantial cost reductions, and ended the year with a combined organization that was healthy, thriving and profitable. In light of these achievements, the Compensation Committee created an Integration Bonus Pool, of which $90,000 was paid to our Chief Executive Officer, $53,000 was paid to our Chief Financial Officer, $38,000 was paid to our Senior Vice President of Marketing and Business Development, $28,000 was paid to our Vice President & General Counsel, and $30,000 was paid to our Senior Vice President of Client Solutions.

In December 2009, in recognition of the extraordinary demands that had been placed on our executive officers for an extended period of time in connection with the transactions that had been under discussion with Thoma Bravo LLC, the Compensation Committee, in consultation with the Chief Executive Officer, awarded special cash bonuses to our Chief Financial Officer ($15,000), our Senior Vice President of Marketing and Business Development ($15,000) and our Vice President and General Counsel ($12,500).

Other Compensation

We maintain broad-based benefits and perquisites that are provided to all employees, including health insurance, life and disability insurance, dental insurance, and a 401(k) plan.

Termination Based Compensation and Acceleration of Vesting of Equity-Based Awards

Upon termination of employment by the Company, Named Executive Officers may be entitled to receive severance payments under their employment arrangements, and their stock options may accelerate. In determining whether to approve and in setting the terms of such severance arrangements, the Compensation Committee recognizes that executives, especially highly ranked executives, often face challenges securing new employment following termination. In order to align the incentives of our Named Executive Officers with the interests of our stockholders, the Compensation Committee has also provided that the stock options granted to our Named Executive Officers shall, in general, accelerate in the event of a change in control.

Severance payable upon termination of employment for our Named Executive Officers, and the acceleration of their stock options upon change in control, is described below under the heading “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS — Executive Compensation — Potential Payments upon Termination or Change-in-Control”.

In addition, in the event that our Chief Executive Officer or Chief Financial Officer are terminated without cause, all stock options other than performance-based options held by such officer shall immediately vest and the exercise period shall terminate on the earlier of two years from termination or ten years from the date of the grant. For performance-based options, in the event of termination without cause, the options will vest to the extent provided in the option agreement if the performance goals are met for the time period within which the executive is terminated.

Conclusion

Our compensation policies are designed to retain and motivate our Named Executive Officers and to ultimately reward them for outstanding individual and corporate performance.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Summary Compensation Table

The following table sets forth the total compensation paid or accrued during the fiscal years ended December 31, 2007, 2008 and 2009, respectively, to our Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executive officers other than our Chief Executive Officer and Chief Financial Officer, who earned more than $100,000 during the fiscal year ended December 31, 2009.

		Salary	Bonus	Option Awards	All Other	Total
Name and Principal Position	Year	($)	($)	($)(1)	Compensation ($)(2)	($)

Stephen N. Kahane,	2007	350,000	116,238	117,854	25,012	609,104
Chief Executive Officer	2008	350,000	144,500	505,795	27,800	1,028,095
	2009	350,000	542,041	0	17,513	909,554
Kevin C. Burns,	2007	157,166	35,217	58,194	25,917	276,494
Sr. Vice President and	2008	200,985	58,000	380,284	19,939	659,208
Chief Financial Officer(3)	2009	240,000	275,936	0	15,419	531,355
Frank E. Stearns, Jr.,	2009	180,769	106,213	163,129	5,367	455,478
Senior Vice President, Client Solutions(4)
Paul B. Merrild,	2009	170,000	124,616	0	9,752	304,368
Senior Vice President, Marketing & Business Development(5)
Craig Newfield,	2009	157,115	93,938	156,427	4,469	411,949
Vice President & General Counsel(6)

(1)	These amounts represent the aggregate grant date fair value for option awards for fiscal years 2009, 2008 and 2007, respectively, computed in accordance with FASB ASC Topic 718. The grant date fair value of performance awards is determined based on the probable outcome of such performance conditions as of the grant date. A discussion of the assumptions used in determining grant date fair value may be found in Note L to our Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(2)	Represents contributions made by the Company pursuant to the Company’s 401(k) savings plan, and car allowances.

(3)	Mr. Burns became our Senior Vice President and Chief Financial Officer effective April 7, 2008. The 2008 bonus amount includes $10,000 that was paid under the compensation plan in place for the first quarter of 2008 prior to Mr. Burns’ promotion to the position of Chief Financial Officer.

(4)	Mr. Stearns became our Senior Vice President, Client Solutions in February 2009, and resigned from the Company effective January 15, 2010.

(5)	Mr. Merrild became our Senior Vice President, Marketing & Business Development in April 2009.

(6)	Mr. Newfield became our Vice President & General Counsel in March 2009.

Grants of Plan-Based Awards

The following table shows information regarding grants of equity awards that we made with respect to or during the fiscal year ended December 31, 2009 to each of our Named Executive Officers.

		All Other
		Option
		Awards:
		Number of
		Securities		Grant Date Fair
		Underlying	Exercise or Base	Value of Stock
		Options	Price of Option	and Option
Name	Grant Date	(#)	Awards ($/Sh)	Awards(1)

Stephen N. Kahane		0
Chief Executive Officer
Kevin C. Burns		0
Sr. Vice President and Chief Financial Officer
Frank E. Stearns, Jr.(2)	2/9/2009	200,000	$1.65	$163,129
Senior Vice President, Client Solutions
Paul B. Merrild		0
Senior Vice President, Marketing & Business Development
Craig Newfield	3/9/2009	180,000	$1.75	$156,427
Vice President & General Counsel

(1)	These amounts represent the grant date fair value for each option awards granted during our fiscal year ended December 31, 2009, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note L to our Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(2)	Mr. Stearns resigned from the Company effective January 15, 2010.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

We entered into an employment agreement with Stephen N. Kahane, M.D., M.S. on April 26, 2004, effective as of January 1, 2004. The agreement was modified on July 26, 2004 in connection with Dr. Kahane’s promotion to Chief Executive Officer and was also amended on April 26, 2005, December 31, 2008 and February 10, 2009. The agreement automatically renews for one-year terms unless prior written notice is delivered by either party and includes the following:

•	An annual base salary of $350,000 for 2007, 2008 and 2009.

•	Annual Stock Price Performance Cash Bonus of up to $250,000 for 2007, 2008 and 2009. Subject to the attainment of an average stock price (defined as the average daily closing AMICAS stock price on The NASDAQ Global Market for the applicable calendar year), Dr. Kahane was eligible to receive a percentage (determined by straight line interpolation) of the target compensation. The stock price goals were $3.75 to $4.00 for 2007, $3.75 to $4.00 for 2008, and $2.25 to $3.00 for 2009. These goals were not met for 2007 or 2008 but they were met in full for 2009. As a result, Dr. Kahane did not receive a cash bonus under this program for 2007 or 2008, and he received $250,000 under this program in 2009.

•	Quarterly Financial Metric Cash Bonus for 2007, 2008 and 2009 of up to $250,000 pursuant to a program established by the Compensation Committee in the event that certain quarterly performance goals were met, as described above under the heading “Compensation Discussion and Analysis — Compensation Elements and Purposes”. The performance goals were met in part in 2007, 2008 and

2009, and, as a result, Dr. Kahane earned cash bonuses of $109,488, $125,000 and $177,081 under this program for 2007, 2008 and 2009, respectively.

•	Quarterly Targeted Cash Bonus for 2007, 2008 and 2009 of up to $27,000, $33,000 and $50,000, respectively, pursuant to a program established by the Compensation Committee in the event that over-achievement (“stretch”) sales order targets were exceeded on a quarterly basis. The sales order targets were met in part in 2007 and 2009, but they were not met in 2008 and, as a result, Dr. Kahane earned cash bonuses of $6,750 and $24,960 for 2007 and 2009, respectively, and he did not receive any cash bonus under this program for 2008.

We entered into an employment agreement with Kevin C. Burns, effective April 7, 2008, as amended on February 10, 2009, for an initial term through December 31, 2008, subject to automatic renewal for successive one-year terms unless prior written notice is delivered by either party. For 2009, our Chief Financial Officer’s base salary was increased from $210,000 to $240,000, his on-target Quarterly Financial Metric and Annual Stock Price Performance cash bonus amounts were increased from $100,000 (annualized) to $110,000 per year, and his Quarterly Targeted cash bonus amount was increased from $21,000 to $40,000 per year. These increases were awarded in recognition of Mr. Burns’ success and excellence in assuming and executing his new duties as our Chief Financial Officer. Our agreement with Mr. Burns includes the following:

•	An annualized base salary of $210,000 for 2008 (pro-rated from April 2008) and $240,000 for 2009.

•	Annual Stock Price Performance Cash Bonus of up to $100,000, pro-rated to $75,000 in 2008, and $110,000 for 2009. Subject to the attainment of an average stock price (defined as the average daily closing AMICAS stock price on The NASDAQ Global Market) of $3.75 to $4.00 for calendar year 2008 and of $2.25 to $3.00 for calendar year 2009, Mr. Burns was eligible to receive a percentage (determined by straight line interpolation) of the target compensation. This goal was not met in 2008 and it was met in full for 2009, and, as a result, Mr. Burns did not receive a cash bonus under this program for 2008, and he received $110,000 for 2009.

•	Quarterly Financial Metric Cash Bonus of up to $100,000, pro-rated to $75,000 in 2008, , and up to $110,000 for 2009, pursuant to a program established by the Compensation Committee in the event that certain quarterly performance goals were met, as described above under the heading “Compensation Discussion and Analysis — Compensation Elements and Purposes”. The performance goals were met in part in 2008 and in 2009, and, as a result, Mr. Burns earned a cash bonus of $40,000 and $77,916 under this program for 2008 and 2009, respectively.

•	Quarterly Targeted Cash Bonus for 2008 of up to $15,750 and for 2009 of up to $40,000, pursuant to a program established by the Compensation Committee in the event that over-achievement (“stretch”) sales order targets were exceeded on a quarterly basis. The sales order targets were not met in 2008 and they were met in part for 2009, and, as a result, Mr. Burns did not earn any cash bonus under this program for 2008, and he earned $20,020 under this program for 2009.

We entered into an employment letter with Frank Stearns, dated February 3, 2009, under which his employment was “at-will”, and which provided for:

•	An annual base salary of $200,000 for 2009.

•	Quarterly Financial Metric Cash Bonus of up to $100,000 for 2009, pursuant to a program established by the Compensation Committee in the event that certain quarterly performance goals were met, as described above under the heading “Compensation Discussion and Analysis — Compensation Elements and Purposes”. The 2009 performance goals were met in part, and, as a result, Mr. Stearns earned a cash bonus of $76,213 under this program for 2009.

Mr. Stearns resigned from the Company effective January 15, 2010.

We entered into an employment letter with Paul Merrild dated May 5, 2006, under which his employment was “at-will”, and each year thereafter we enter into a letter agreement with Mr. Merrild that sets forth his compensation for the year, and which provides for:

•	An annual base salary of $170,000 for 2009.

•	Quarterly Financial Metric Cash Bonus of up to $80,000 for 2009, pursuant to a program established by the Compensation Committee in the event that certain quarterly performance goals were met, as described above under the heading “Compensation Discussion and Analysis — Compensation Elements and Purposes”. The 2009 performance goals were met in part, and, as a result, Mr. Merrild earned a cash bonus of $56,666 under this program for 2009.

•	Quarterly Targeted Cash Bonus for 2009 up to $30,000, pursuant to a program established by the Compensation Committee in the event that over- achievement (“stretch”) sales order targets were exceeded on a quarterly basis. The sales order targets were met in part in 2009, and, as a result, Mr. Merrild earned a cash bonus of $14,950 for 2009 under this program.

We entered into an employment letter with Craig Newfield, dated March 9, 2009, under which his employment is “at-will”, and which provides for:

•	An annual base salary of $190,000 for 2009.

•	Quarterly Financial Metric Cash Bonus of up to $100,000 for 2009, pursuant to a program established by the Compensation Committee in the event that certain quarterly performance goals were met, as described above under the heading “Compensation Discussion and Analysis — Compensation Elements and Purposes”. The 2009 performance goals were met in part, and, as a result, Mr. Newfield earned a cash bonus of $53,438 under this program for 2009.

Our employment agreements with our Chief Executive Officer and our Chief Financial Officer each contains a six-month post termination covenant not to compete, certain other restrictions and non-disclosure provisions which protect our interests. Our Named Executive Officers are eligible to participate in all of our health, welfare and benefit programs that are available to our employees.

2009 and 2010 Compensation Actions

For 2010, the Compensation Committee took note of the dramatic increase in these officers’ responsibilities following our acquisition of Emageon Inc. and the resulting step-function increase in nearly all aspects of our business, and the remarkable achievements represented by the successful integration of Emageon’s operations and resources into our organization. As a result, and having reviewed publicly available data obtained from the Radford survey, the Compensation Committee increased our Named Executive Officers’ base salaries and on-target Quarterly Financial Metric Cash Bonus and Annual Stock Price Performance Cash Bonus amounts for 2010. The Compensation Committee determined that, in light of the transactions then pending between the Company and Thoma Bravo LLC, it would not be appropriate to grant additional stock options to our Named Executive Officers for 2010. In addition, for 2010, the Compensation Committee suspended the Annual Stock Price Performance Cash Bonus plan for our Chief Executive Officer and our Chief Financial Officer. The Compensation Committee implemented an additional cash bonus to be earned based on achievement of the same targets as implemented for the Quarterly Financial Metric Cash Bonus and Quarterly Targeted Cash Bonus programs.

The following table sets forth the base salaries that have been set for our Named Executive Officers for both the fiscal years ending December 31, 2009 and 2010, as well as the maximum potential bonuses that those officers are, or were, eligible to receive under our Annual Stock Price Performance Cash Bonus, Quarterly Financial Metric Cash Bonus and Quarterly Targeted Cash Bonus programs, and the options that each such officer has received.

			Annual
			Stock
			Price	Quarterly	Quarterly
			Performance	Financial Metric	Targeted	Number of
			Cash	Cash	Cash	Stock
		Annual	Bonus	Bonus	Bonus	Options
Name	Year	Salary	(1)	(2)	(3)	Granted(4)

Stephen N. Kahane,	2009	350,000	250,000	250,000	50,000	240,000
Chief Executive Officer	2010	385,000	—	620,000	50,000	—
Kevin C. Burns,	2009	240,000	110,000	110,000	40,000	150,000
Sr. Vice President and	2010	265,000	—	290,000	40,000	—
Chief Financial Officer
Frank E. Stearns, Jr.,	2009	200,000	—	100,000	—	200,000
Senior Vice President, Client Solutions(5)	2010	—	—	—	—	—
Paul B. Merrild,	2009	170,000	—	80,000	30,000	120,000
Senior Vice President, Marketing & Business Development	2010	190,000	—	90,000	30,000	—
Craig Newfield,	2009	190,000	—	90,000	—	180,000
Vice President & General Counsel	2010	210,000	—	90,000	20,000	—

All amounts other than Stock Option Granted are stated in dollars; all dollar amounts are annual amounts.

(1)	Subject to the attainment of an average stock price (defined as the average daily closing AMICAS stock price on The NASDAQ Global Market) of $2.25 to $3.00 for 2009.

(2)	Incentive cash compensation for 2009 and 2010 pursuant to a program established by the Compensation Committee in the event that certain performance goals as described above under the heading “Compensation Discussion and Analysis — Compensation Elements and Purposes” are met on a quarterly basis.

(3)	Incentive cash compensation for 2009 and 2010 pursuant to a program established by the Compensation Committee in the event that sales order targets are exceeded on a quarterly basis.

(4)	For Dr. Kahane and Messrs. Burns and Merrild, the options were granted in December 2008 in respect of 2009, and the options vest and become exercisable in twelve equal quarterly installments beginning three months from the grant date. For Messrs Stearns and Newfield, the options vest 1/3 one year after the grant date, and thereafter in eight equal quarterly installments. For all Named Executive Officers, upon termination without cause or a change in control, unvested options shall fully vest.

(5)	Mr. Stearns resigned from the Company effective January 15, 2010.

401(k) Profit Sharing Plan

We maintain a tax-qualified retirement savings plan, or 401(k) plan, that covers all eligible employees. Pursuant to our 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by up to 50% of their compensation, but not more than the maximum 401(k) limit contribution, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan also permits us, in our sole discretion, to make employer matching contributions equal to a specified percentage (as we determine) of the amount a participant has elected to contribute to the 401(k) plan, and/or employer profit-sharing contributions equal to a specified percentage (as we determine) of an employee’s compensation.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options outstanding on the last day of the fiscal year ended December 31, 2009 to each of our Named Executive Officers.

	Option Awards
				Equity Incentive
	Number			Plan Awards:
	of		Number of	Number
	Securities		Securities	of Securities
	Underlying		Underlying	Underlying
	Unexercised		Unexercised	Unexercised	Option
	Options		Options	Unearned	Exercise	Option
	(#)		(#)	Options	Price	Expiration
Name	Exercisable		Unexercisable	(#)	($)	Date

Stephen N. Kahane	1,015,802	(1)	—	—	2.10	8/21/2010
Chief Executive Officer	423	(2)	—	—	1.80	10/17/2010
	200	(2)	—	—	5.65	12/31/2011
	—		115,000 (3)	—	3.57	4/26/2014
	250,000	(4)	—	—	3.02	7/26/2014
	117,000		—	333,000 (5)	3.02	7/26/2014
	73,333	(6)	6,667	—	2.97	1/26/2017
	135,416		52,084	62,500 (7)	2.83	1/29/2018
	80,000	(8)	160,000	—	1.53	12/30/2018
Kevin C. Burns	40,000	(9)	—	—	3.45	11/5/2014
Sr. Vice President and Chief Financial Officer	2,500	(10)	—	—	5.01	10/21/2015
	20,000	(11)	—	—	4.89	1/5/2016
	20,000	(12)	—	—	3.56	5/31/2016
	18,571	(13)	1,429	—	3.18	8/24/2016
	32,083	(14)	2,917	—	2.97	1/26/2017
	4,166	(15)	834	—	3.00	4/27/2017
	34,999	(16)	25,001	—	2.83	1/29/2018
	146,633	(17)	41,667	11,700	2.04	3/24/2018
	50,000	(18)	100,000	—	1.53	12/30/2018
Frank E. Stearns, Jr.	0	(19)	200,000	—	1.65	—
Senior Vice President, Client Solutions
Paul B. Merrild,	100,000	(20)	0	—	3.30	5/15/2016
Senior Vice President, Marketing	32,083	(21)	2,917	—	2.97	1/26/2017
& Business Development	4,166	(22)	834	—	3.00	4/27/2017
	34,999	(23)	25,001	—	2.83	1/29/2018
	40,000	(24)	80,000	—	1.53	12/30/2018
Craig Newfield,	0	(25)	180,000	—	1.75	3/8/2019
Vice President & General Counsel

(1)	The option vested as to 8.33% of the shares per quarter beginning 64 days after the grant date.

(2)	The option vested as to 100% of the shares on the fourth anniversary of the grant date.

(3)	The option will vest 100% on April 26, 2010 (the sixth anniversary of the grant date). Upon a change in control (as defined in the executive’s employment agreement) all unvested options shall fully vest.

(4)	The option vested in twelve equal quarterly installments beginning three months from the grant date.

(5)	On July 26, 2004, we granted to Dr. Kahane an option to purchase 450,000 shares of our common stock, under the plan, at fair market value on the grant date that vest on the sixth anniversary of the grant date or upon a change in control (as defined in the executive’s employment agreement) unless they vest earlier in accordance with the following schedule. Subject to the attainment of an average stock price (defined as the average daily closing AMICAS common stock price on The NASDAQ Global Market) of $4.00 to $5.00 per share for the calendar year 2005, a percentage (determined by straight line interpolation) of 225,000 of the 450,000 option shares granted to Dr. Kahane would vest and become exercisable effective December 31, 2005. In 2005, the average price per share of AMICAS common stock was $4.52, and as a result, 117,000 of the 450,000 shares vested. Under the terms of the option, the remaining 333,000 shares were carried forward. Subject to the attainment of an average stock price of $5.00 to $6.00 per share for calendar year 2006, a percentage (determined by straight line interpolation) of the 333,000 options would have vested and become exercisable. The goal was not met and the shares did not vest. The 333,000 options will vest on the sixth anniversary of the grant date, or upon a change in control.

(6)	This option was granted on January 26, 2007, and was fully vested three years from the grant date.

(7)	This option was granted on January 29, 2008. Of these shares, 125,000 are vesting in twelve equal quarterly installments beginning three months from the grant date. The remaining 125,000 would have vested on December 31, 2008 subject to the attainment of certain sales order goals; these goals were met in part, and as a result 62,500 shares were vested on December 31, 2008 and the remainder will vest 100% six years from the date of grant. Upon a change in control (as defined in the executive’s employment agreement) unvested options shall fully vest.

(8)	This option was granted on December 30, 2008, and vests in twelve equal quarterly installments beginning three months from the grant date. Upon a change in control (as defined in the executive’s employment agreement) unvested options shall fully vest.

(9)	This option was granted on November 5, 2004, and vested 25% after one year and the remainder in eight quarterly installments beginning fifteen months after the grant date.

(10)	This option was granted on October 21, 2005, and was fully vested three years from the grant date.

(11)	This option was granted on January 5, 2006, and was fully vested three years from the grant date.

(12)	This option was granted on May 31, 2006, and was fully vested three years from the grant date.

(13)	This option was granted on August 24, 2006, and was fully vested three years from the grant date.

(14)	This option was granted on January 26, 2007, and was fully vested three years from the grant date.

(15)	This option was granted on April 27, 2007, and vests in twelve equal quarterly installments beginning three months from the grant date.

(16)	This option was granted on January 28, 2008, and vests in twelve equal quarterly installments beginning three months from the grant date.

(17)	This option was granted on March 24, 2008, and vests as follows. For 100,000 shares, vesting occurs in twelve equal quarterly installments beginning three months from the grant date. For the remaining 100,000 shares, vesting occurs subject to the attainment of an average stock price (defined as the average daily closing AMICAS common stock price on The NASDAQ Global Market) of $3.75 to $4.00 per share for the calendar year 2008, and $2.25 to $3.00 for 2009. The stock price target was met in part, and as a result 88,300 shares became vested. The remaining 11,700 unvested option shares will vest six years from the date of grant. Upon a change in control (as defined in the executive’s employment agreement) unvested options shall fully vest.

(18)	This option was granted on December 30, 2008, and vests in twelve equal quarterly installments beginning three months from the grant date. Upon a change in control (as defined in the executive’s employment agreement) unvested options shall fully vest.

(19)	This option was granted on February 9, 2009, and vests 25% after one year and the remainder in eight quarterly installments beginning fifteen months after the grant date. Mr. Stearns resigned effective January 15, 2010, and this option was terminated.

(20)	This option was granted on May 15, 2006, and was fully vested three years from the grant date.

(21)	This option was granted on January 26, 2007, and was fully vested three years from the grant date.

(22)	This option was granted on April 27, 2007, and vests in twelve equal quarterly installments beginning three months from the grant date.

(23)	This option was granted on January 28, 2008, and vests in twelve equal quarterly installments beginning three months from the grant date.

(24)	This option was granted on December 30, 2008, and vests in twelve equal quarterly installments beginning three months from the grant date. Upon a change in control, unvested options shall fully vest.

(25)	This option was granted on March 9, 2009, and vests 25% after one year and the remainder in eight quarterly installments beginning fifteen months after the grant date. Upon a change in control, unvested options shall fully vest.

Option Exercises And Stock Vested

None of our Named Executive Officers exercised options to purchase our common stock, or were holding restricted shares that vested, during the fiscal year ended December 31, 2009.

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plan.

Potential Payments Upon Termination Or Change-In-Control

Our employment agreement with Dr. Kahane provides for a severance payment upon the termination of employment by the Company without cause or by Dr. Kahane for good reason (as defined in the agreement) or upon non-renewal of the employment agreement, equal to one and one-half times his then-current annual base salary, payment of a cash bonus if we meet certain financial performance goals, and the payment of health insurance premiums for eighteen months. In addition, upon termination of employment within 12 months following a change in control of the Company, Dr. Kahane will receive payment in an amount equal to twice his then-current annual base salary, payment in an amount equal to his target annual cash bonuses, and the payment of health insurance premiums for eighteen months. Pursuant to his employment agreement, all of Dr. Kahane’s options vest upon a change in control.

Our employment agreement with Mr. Burns provides for a severance payment upon the termination of employment by the Company without cause or by Mr. Burns for good reason (as defined in the agreement) or upon non-renewal of the employment agreement, equal to his then-current annual base salary, payment of a cash bonus if we meet certain financial performance goals, and the payment of health insurance premiums for twelve months. In addition, upon termination of employment within 12 months following a change in control of the Company, Mr. Burns will receive payment in an amount equal to one and one-half times his then-current annual base salary, payment in an amount equal to his target annual cash bonuses, and the Company will also pay his health insurance premiums for eighteen months. Pursuant to his employment agreement, 176,368 of Mr. Burns’ unvested options will vest upon a change in control. In connection with the Merger Agreement, 2,590 (50%) options of the remaining 5,180 unvested options will accelerate and become vested, and the remaining 2,590 options will be forfeited.

Payments to our Chief Executive Officer and our current Chief Financial Officer described above (other than health insurance premiums and not including the cash bonuses payable under our 2010 executive compensation plan) will be made in a lump sum six months following the date that their employment is terminated, and payments based on base salary will be forfeited if the executive becomes employed by a competitor during such six month period.

Our employment arrangement with Mr. Merrild provides that upon termination of his employment by the Company without cause (irrespective of a change in control of the Company), Mr. Merrild will receive severance in an amount equal to one-half of his then-current annual base salary in the form of salary continuation, and the payment of health insurance premiums for up to three months. Pursuant to his option agreements, all (105,001) of Mr. Merrild’s stock options that are unvested at the time of the change in control will accelerate and become vested. In connection with the Merger Agreement, 1,876 (50%) of the remaining 3,751 unvested options will accelerate and become vested, and the remaining 1,875 options will be forfeited.

Our employment arrangement with Mr. Newfield provides that upon termination of his employment by the Company at any time (irrespective of a change in control of the Company), Mr. Newfield will receive severance in an amount equal to one-half of his then-current annual base salary in the form of salary continuation, and the payment of health insurance premiums for up to six months. If Mr. Newfield’s employment is terminated in connection with a change in control of the Company, Mr. Newfield will receive severance in an amount equal to his then-current annual base salary in the form of salary continuation, and the payment of health insurance premiums for up to six months. Pursuant to his option agreement, all (180,000) of Mr. Newfield’s unvested options will vest upon a change in control.

Our employment arrangement with Mr. Stearns provided that upon termination of employment by the Company at any time (irrespective of a change in control of the Company), Mr. Stearns would receive severance in an amount equal to two-thirds of his then-current annual base salary in the form of salary continuation, and the payment of health insurance premiums for up to eight months. Pursuant to his option agreement, one-half (100,000) of Mr. Stearn’s unvested options would vest upon a change in control. Mr. Stearns resigned effective January 15, 2010, and he received and will receive none of the payments or acceleration of options described above.

Under the terms of our 2010 executive compensation plan, upon a change in control of the Company, each of our Named Executive Officers who remains employed by the Company immediately prior to the change in control will receive a cash bonus equal to his full on-target annual bonus amount.

The agreements with Dr. Kahane and Mr. Burns provide for an additional gross-up payment to be made to each of them in the event that, upon a change in control of the Company (as defined in the agreements), any payments to them would be subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended. The successful consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under the employment agreements described above.

The table below reflects amounts payable to the Named Executive Officers assuming (i) their employment was terminated on December 31, 2009 (without any change in control), and (ii) their employment was terminated in connection with a change in control that occurred on December 31, 2009.

							280G
			Health			Options	Gross-Up
Name	Event	Salary	Benefits	Bonus(2)	Total	Vested(3)	Payment

Stephen N. Kahane	Termination(1)	$525,000	$24,552	—	$549,552	$1,962,042	0
	Change in Control	$700,000	$24,552	$550,000	$1,274,552	$1,962,041
Kevin C. Burns	Termination(1)	$240,000	$16,368	—	$256,368	$637,700	0
	Change in Control	$360,000	$24,552	$260,000	$644,552	$637,700
Frank E. Stearns, Jr.(4)	Termination(1)	0	0	0	0	0	—
	Change in Control	0	0	0	0	0
Paul Merrild	Termination(1)	$85,000	$3,925	—	$88,925	0	—
	Change in Control	$85,000	$3,925	$110,000	$198,925	$378,053
Craig Newfield	Termination(1)	$95,000	$7,849	—	$102,849	0	—
	Change in Control	$190,000	$7,849	$90,000	$287,849	$664,200

(1)	Upon “Termination”, bonuses are only paid to the extent earned through the date employment is terminated.

(2)	Bonuses payable upon a change in control under the Company’s 2009 Executive Compensation Plan.

(3)	For Dr. Kahane and Mr. Burns, all options shall fully vest upon “Termination” or a change in control (as defined in each executive’s employment agreement). All values stated in this column were calculated based on the closing price of our common stock on December 31, 2009 ($5.44 per share). “Termination” refers to (i) termination or non-renewal by the Company without “Cause”, defined in the executives’ employment agreements to include the executive’s fraudulent or illegal acts, willful refusal to perform his duties or breach of the employment agreement; (ii) termination by the executive for “Good Reason” defined in the executives’ employment agreements to include a material reduction in compensation, material reduction in responsibilities, or the Company’s breach of the employment agreement; or (iii) the executive’s death or permanent disability. If an executive is terminated for “Cause” or resigns his employment without “Good Reason”, he will not receive any payments.

(4)	Mr. Stearns resigned from the Company effective January 15, 2010, and he received and will receive none of the payments or acceleration of stock options described.

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2009 to each of our non-employee directors. We do not pay directors who are also Company employees any additional compensation for their service as directors.

	Fees
	Earned or	Stock	Option
	Paid in	Awards	Awards	Total
Name	Cash ($)	($)(1)	($)(2)	($)

Philip M. Berman(3)	7,500	0	0	7,500
Stephen J. DeNelsky(4)	43,255	34,500	2,173	79,928
Joseph D. Hill(5)	33,255	30,000	3,256	66,511
Stephen J. Lifshatz(6)	43,255	34,500	3,467	81,222
David B. Shepherd(7)	37,255	30,000	3,433	70,688
John J. Sviokla(8)	37,255	30,000	3,489	70,744

(1)	Restricted stock had been granted to the Company’s non-employee directors, which vest on the earlier of one year from the date of grant and the date the director completes a full term as a director. The fair value of the restricted stock awards was based on the closing market price of the Company’s common stock on the date of the grant of the award and is being amortized on a straight line basis over the vesting period. In 2009, each director received one restricted stock award with a grant date fair value of $30,000, and Messrs. DeNelsky and Lifshatz each received a second award with a grant date fair value of $4,500.

(2)	These amounts represent the aggregate grant date fair value of all option awards granted during our fiscal year ended December 31, 2009, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note L to our Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2009. As each director only received one stock option award in fiscal 2009, the grant date fair value of each award is reflected in the table above.

(3)	Dr. Berman had no options and no shares of unvested restricted stock outstanding as of December 31, 2009. Following Dr. Berman’s death in February 2009, the Board accelerated the vesting of all outstanding and unvested stock options and shares of restricted stock that had been held by Dr. Berman.

(4)	Mr. DeNelsky had 55,000 options and 13,038 shares of unvested restricted stock outstanding as of December 31, 2009.

(5)	Mr. Hill had 277,500 options outstanding as of December 31, 2009; 12,500 shares were granted to Mr. Hill in respect of his service as a director, and 265,000 shares were granted to him in respect of his employment as the Company’s Senior Vice President and Chief Financial Officer until his resignation in April 2008. Mr. Hill had 11,538 shares of unvested restricted stock outstanding as of December 31, 2009.

(6)	Mr. Lifshatz has 15,000 options and 13,038 shares of unvested restricted stock outstanding as of December 31, 2009.

(7)	Mr. Shepherd had 52,500 options and 11,538 shares of unvested restricted stock outstanding as of December 31, 2009.

(8)	Dr. Sviokla has 17,500 options and 11,538 shares of unvested restricted stock outstanding as of December 31, 2009.

The following is a description of the standard compensation arrangements under which our non-employee directors are compensated for their service as directors, including as members of the various committees of our Board.

Cash Payments

Each non-employee director receives $7,500 per calendar quarter of service, with additional cash payments of $2,500 to the chairperson of the Audit Committee; $1,000 to each of the chairpersons of the Compensation Committee and the Nominating and Corporate Governance Committee, and each member of the Audit Committee; and $500 to the Lead Director.

2006 Stock Incentive Plan

On the date of his or her initial election or appointment to the Board, each non-employee director shall receive under our 2006 Stock Incentive Plan (the “Plan”) restricted shares of our common stock in an amount equal to $15,000 divided by the per share closing price of our common stock as quoted on The NASDAQ Global Market on the date of grant, provided, however, that in the event of an appointment to the Board, such grant shall be made on a pro rata basis based upon a June 1 to May 31 year. On the date of his or her re-election (or initial election following an appointment to the Board), each non-employee director shall receive, pursuant to the Plan, restricted shares of the Company’s common stock in an amount equal to $15,000 divided by the per share closing price of the Company’s common stock as quoted on The NASDAQ Global Market on the date of grant.

Upon each appointment as chair of the Audit Committee or Lead Director, each such non-employee director shall receive a grant under the Plan of restricted shares of our common stock in an amount equal to $4,500 divided by the per share closing price of our common stock as quoted on The NASDAQ Global Market on the date of grant.

Directors Stock Option Plan

Prior to the adoption of the 2006 Stock Incentive Plan non-employee directors were compensated through our Directors Stock Option Plan which was adopted by our directors and approved by our stockholders in June 1998.

The Directors Stock Option Plan provided to each director who is not an employee of AMICAS or its subsidiaries, at the time he or she was first appointed or elected to the Board, an option to purchase 10,000 shares of our common stock. On each anniversary of such director’s service on the Board, each such non-employee director received a grant of an option to purchase 2,500 shares of common stock pursuant to the Directors Stock Option Plan. The Directors Stock Option Plan also allows the Compensation Committee of the Board to make additional grants of options to non-employee directors from time to time; however, in practice, the Board approves, at its discretion and upon the recommendation of the Compensation Committee, additional grants of options to non-employee directors.

All options granted under the Directors Stock Option Plan vest at a rate of 50% upon completion of one year of service as a director after the date of grant and 50% upon completion of the second year of service as a director after the date of grant. Generally, no option is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable only by the optionee during his or her lifetime. The exercise price of all options will be the fair market value of the shares of common stock on the trading day immediately preceding the date of grant, and the term of each option may not exceed ten years. Unless terminated sooner by the Board, the Directors Stock Option Plan will continue in effect for a period of ten years or until all options outstanding thereunder have expired or been exercised. As of December 31, 2008, no shares remained available for issuance and the plan has expired. Stock option grants to Directors after January 1, 2008 will be issued from the 2006 Stock Incentive Plan.

Compensation Committee Interlocks and Insider Participation

At the beginning of 2009 the Compensation Committee was composed of Phillip M. Berman, Stephen J. Lifshatz and John J. Sviokla. Dr. Berman passed away in February 2009, and in March 2009 Mr. DeNelsky was appointed to the Compensation Committee. None of the Compensation Committee

members in 2009 have had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K.

None of the Company’s executive officers have served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of the Company or member of the Compensation Committee.

Compensation Committee Report

The Compensation Committee of our Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears elsewhere in this Information Statement, with our management. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in our Information Statement.

By the Compensation Committee:

John J. Sviokla (Chair)
Stephen J. DeNelsky
Stephen J. Lifshatz

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Audit Committee reviews and approves in advance all related person transactions. Since the beginning of fiscal year 2009, the Company has not been a participant in a transaction, and is not currently a participant in any proposed transaction, requiring disclosure as a related person transaction in this Information Statement pursuant to Item 404 of Regulation S-K.

Our written Audit Committee Charter provides that the Audit Committee shall review all “related party transactions” (defined as transactions required to be disclosed pursuant to Item 404 of Regulation S-K) on an ongoing basis, and that all such transactions must be approved in advance by the Audit Committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, as well as persons who own more than ten percent of a registered class of our equity securities to file reports of ownership on Forms 3, 4, and 5 with the SEC and with us. Based solely on our review of copies of filings made by reporting persons with the SEC or written representations from certain reporting persons that no Form 5 filing was required for such person, we believe that during fiscal year 2009, all filings required to be made by our reporting persons were timely made in accordance with the requirements of the Exchange Act, except that for Dr. Kahane and Mr. Burns the Company inadvertently reported a stock option grant two business days after the deadline for filing the appropriate Form 4, and for Mr. Shepherd the Company inadvertently reported a stock option grant one day after the deadline for filing the appropriate Form 4.

Annex II

March 5, 2010

Board of Directors
AMICAS, Inc.
20 Guest Street, Suite 400
Boston, Massachusetts 02135

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the Shareholders (as hereinafter defined) of AMICAS, Inc. (“AMICAS” or the “Company”) of the Consideration (as defined below) to be received by the Shareholders in connection with the proposed Tender Offer and Merger (each as defined below) pursuant to an Agreement and Plan of Merger by and among Merge Healthcare Incorporated (“Parent”), Project Ready Corp. (“Merger Sub”), a wholly-owned subsidiary of Parent, and the Company (the “Merger Agreement”). For the purposes of this letter and our related analyses, the term “Shareholders” means all holders of the outstanding common stock, par value $0.001 per share (the “Common Stock”) of the Company, excluding Parent and its affiliates.

Under the terms and subject to the conditions set forth in the Merger Agreement, Parent will cause Merger Sub to commence a tender offer for all outstanding shares of Common Stock (the “Tender Offer”) at a price of $6.05 per share (the “Consideration”) net to the seller in cash. The Merger Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation as a wholly-owned subsidiary of Parent, and each outstanding share of Common Stock, other than any shares held in treasury or otherwise by the Company, Parent or Merger Sub and other than Dissenter Shares (as defined in the Merger Agreement), will be converted into the right to receive an amount equal to the Consideration, net in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with our review of the proposed Transaction and the preparation of our opinion, we have, among other things:

1. reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated as of February 28, 2010;

2. reviewed the Company’s financial results for the year ended December 31, 2009 as provided by management;

3. reviewed the Company’s annual report filed on Form 10-K for the fiscal year ended December 31, 2008;

4. reviewed the Company’s quarterly reports filed on Form 10-Q for the quarters ended September 30, 2009, June 30, 2009, and March 31, 2009;

5. reviewed certain other publicly available information on the Company;

6. reviewed other Company financial and operating information provided by the Company;

7. discussed the Company’s operations, historical financial results, future prospects and performance, and certain other information related to the aforementioned with the Company’s management team;

8. reviewed the historical stock price and trading activity for the shares of the Company’s common stock;

9. compared financial and stock market information for the Company with similar information for certain other companies with publicly-traded equity securities;

10. reviewed the financial terms and conditions of certain recent business combinations involving companies in businesses, or with business segments, we deemed to be similar in certain respects to those of the Company;

11. reviewed certain historical information related to premiums paid in acquisitions of publicly traded companies within a similar size range;

12. performed a discounted cash flow analysis based on management projections for the five-year period ending December 31, 2014; and

13. considered such other quantitative and qualitative factors that we deemed to be relevant to our evaluation.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by AMICAS, or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal for any of the assets or liabilities (contingent or otherwise) of the Company. With respect to projections and estimates provided to or otherwise reviewed by or discussed with us, including management guidance, we have assumed, with your consent, that such projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management. We express no view as to any such projections or estimates or the bases and assumptions on which they were prepared. We have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have not evaluated or received any evaluations of the solvency or fair value of the Company, Parent, or Merger Sub under any laws relating to bankruptcy, insolvency, or similar matters. We have assumed that the final form of the Merger Agreement will be substantially similar to the draft we have reviewed, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver of any conditions thereof.

In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of such analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

We express no opinion as to the underlying business decision to effect the Transaction, the decision to terminate the Agreement and Plan of Merger, dated December 24, 2009, by and among the Company, Project Alta Merger Corp. and Project Alta Holdings Corp., the structure or tax consequences of the Transaction, or the availability or advisability of any alternatives to the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. In formulating our opinion, we have considered only the cash Consideration for AMICAS common stock as is described above. We have not considered, and this opinion does not address, any compensation or other such payments that may be made in connection with, or as a result of, the Transaction to AMICAS directors, officers, employees, or others in connection with the Transaction. The delivery of this opinion has been approved by our Fairness Opinion Committee.

Raymond James & Associates Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. Raymond James will receive a customary fee from AMICAS upon the delivery of this opinion. Raymond James also has been engaged to render financial advisory services to AMICAS in connection with the proposed Transaction and will receive a separate customary fee for such services; such fee is contingent upon consummation of the Transaction and is larger than the fee for the delivery of this opinion. In addition, AMICAS has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, we may trade in the securities of AMICAS for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is based upon market, economic, financial, and other circumstances and conditions existing and disclosed to us as of March 5, 2010 and any material change in such circumstances and conditions would require a re-evaluation of this opinion, which we are under no obligation to undertake.

It is understood that this letter is for the information of the AMICAS Board of Directors in evaluating the proposed Transaction and does not constitute a recommendation to the AMICAS Board of Directors, any holder of Common Stock, or any other person as to whether such party should tender its shares into the Tender Offer or how such party should vote or otherwise act in connection with the proposed Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of March 5, 2010, the Consideration to be received by the Shareholders pursuant to the Merger Agreement is fair, from a financial point of view, to such Shareholders.

Very truly yours,

/s/  RAYMOND JAMES & ASSOCIATES, INC.

RAYMOND JAMES & ASSOCIATES, INC.

Annex III

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a

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provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any

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stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such

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stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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